As filed with the Securities and Exchange Commission on June 30, 2017

                                             Securities Act File No. 333- 201801
                                      Investment Company Act File No. 811- 23028


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]

                      Pre-Effective Amendment No. __                         [ ]

                      Post-Effective Amendment No. 7                         [X]
                                                   -
                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [X]

                                Amendment No. 9                              [X]
                                              -

                     WINTON DIVERSIFIED OPPORTUNITIES FUND
               (Exact Name of Registrant as Specified in Charter)

                            ONE FREEDOM VALLEY DRIVE
                            OAKS, PENNSYLVANIA 19456
          (Address of Principal Executive Offices, including Zip Code)

      Registrant's Telephone Number, including Area Code:  (800) 342-5734

                                MICHAEL BEATTIE
                              C/O SEI CORPORATION
                            ONE FREEDOM VALLEY DRIVE
                            OAKS, PENNSYLVANIA 19456
                    (Name and Address of Agent for Service)

                        Copies of all communications to:

SEAN GRABER, ESQ.                                     DIANNE M. DESCOTEAUX, ESQ.
MORGAN, LEWIS & BOCKIUS LLP                           C/O SEI CORPORATION
1701 MARKET STREET                                    ONE FREEDOM VALLEY DRIVE
PHILADELPHIA, PENNSYLVANIA 19103                      OAKS, PENNSYLVANIA 19456

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box....[X]

It is proposed that this filing will become effective (check appropriate box):

       [ ]   when declared effective pursuant to Section 8(c)
       [ ]   immediately upon filing pursuant to paragraph (b)
       [X]   on July 3, 2017 pursuant to paragraph (b)
       [ ]   60 days after filing pursuant to paragraph (a)
       [ ]   on (date) pursuant to paragraph (a)

                                                                    JULY 3, 2017


                     WINTON DIVERSIFIED OPPORTUNITIES FUND

                                 CLASS I SHARES
                                 CLASS A SHARES

Winton Diversified Opportunities Fund (the "Fund") is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company. The Fund's investment objective is to seek to achieve long-term capital appreciation through compound growth.

The Fund's shares are only being sold to investors who the Fund (or its agent) reasonably believes meet the definition of "qualified clients" under Rule 205-3 under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and related guidance provided by the U.S. Securities and Exchange Commission (the "SEC") or its Staff. In order to purchase shares, a prospective investor must submit a completed investor certification to SEI Investments Distribution Co., the Fund's distributor, or a selling agent or sub-distributor, who has entered into a dealer agreement with SEI Investments Distribution Co., prior to the Closing Time (as defined below). The Fund generally does not accept investments by non-U.S. persons. Non-U.S. persons may be permitted to invest in the Fund subject to the satisfaction of enhanced due diligence. Please contact the Fund at (866) 330-9999 for more information.

This Prospectus applies to the offering of Class I shares and Class A shares of beneficial interest in the Fund. The Fund has registered 25,000,000 shares and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell 25,000,000 Class I shares and Class A shares (less shares previously sold) on a continuous basis monthly at net asset value ("NAV") per share, plus, in the case of Class A shares (and if applicable), a sales load of up to 3% of the amount invested (as described in this Prospectus). Class I and Class A share investors are required to make a minimum initial investment of $10,000 in the relevant class of shares, unless this requirement is waived by the Fund, as further described herein. Pending the closing of any monthly offering, funds received from prospective investors will be placed in a non-interest-bearing account. On the date of any monthly closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. The Fund commenced operations on September 30, 2015. See the section of this Prospectus entitled "THE OFFERING."


The Fund operates as an "interval fund," which means that the Fund, subject to applicable law, will offer to repurchase a portion of its outstanding shares at the NAV per share on a regular schedule. The schedule requires the Fund to make repurchase offers once every three months (generally on the last business day of each calendar quarter). For each repurchase offer, the Fund will offer to repurchase at least 5% of its total outstanding shares (including all classes of shares), unless the Fund's Board of Trustees (the "Board") has approved a higher amount (but not more than 25% of total outstanding shares) for a particular repurchase offer. Winton Capital US LLC, the Fund's investment adviser (the "Adviser") currently expects under normal market circumstances to recommend that, at each repurchase offer, the Fund will offer to repurchase at least 15% of its total outstanding shares, subject to approval of the Board. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a pro rata portion of the shares they request for repurchase actually repurchased. The Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.00%, which the Fund would retain to help offset non-DE MINIMIS estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing shares. For more information on the Fund's interval structure, policies and related risks, see the sections of this Prospectus entitled "RISKS--REPURCHASE OFFERS RISK" and "PERIODIC REPURCHASE OFFERS."

This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing. You must read it carefully before you invest, and keep it for future reference. The Fund has filed with the SEC a Statement of Additional Information ("SAI") dated July 3, 2017.
The SAI is incorporated by reference into this Prospectus, which means it is part of this Prospectus for legal purposes. The SAI's table of contents appears at the end of this Prospectus. The SAI and annual and semi-annual reports to shareholders include additional information about the Fund. You may get free copies of these materials and other fund documents, request other information about the Fund or make shareholder inquiries by calling the Fund toll-free at
(866) 330-9999. The SAI and annual and semi-annual reports to shareholders are available free of charge through the Fund's website, http://wintonfunds.com/lit_apps.html. You should read the SAI carefully before you invest, and keep it for future reference.


You may also review and copy information about the Fund, including its SAI, at the SEC's Public Reference Room in Washington, D.C. For information about the operation of the Public Reference Room, you may call the SEC at 1-202-551-8090. You may also access reports and other information about the Fund on the EDGAR Database on the SEC's website at http://www.sec.gov. You may get copies of this information, with payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520. You may need to refer to the Fund's file number, which is 333-201801.

THE FUND'S SECURITIES HAVE NO HISTORY OF PUBLIC TRADING AND THE FUND DOES NOT CURRENTLY INTEND TO LIST ITS SHARES FOR TRADING ON ANY NATIONAL SECURITIES EXCHANGE. THERE IS NO GUARANTEE THAT A SECONDARY MARKET FOR FUND SHARES WILL DEVELOP. THE SHARES, THEREFORE, MAY NOT BE READILY MARKETABLE. EVEN THOUGH THE FUND MAKES PERIODIC REPURCHASE OFFERS TO REPURCHASE A PORTION OF THE SHARES TO PROVIDE SOME LIQUIDITY TO SHAREHOLDERS, YOU SHOULD CONSIDER THE SHARES TO BE AN ILLIQUID INVESTMENT. AN INVESTMENT IN THE FUND IS SUITABLE ONLY FOR LONG-TERM INVESTORS WHO CAN BEAR THE RISKS ASSOCIATED WITH THE LIMITED LIQUIDITY OF THE SHARES. THE FUND IS NOT AN APPROPRIATE INVESTMENT FOR INVESTORS WHO DESIRE THE ABILITY TO REDUCE THEIR INVESTMENTS TO CASH ON A TIMELY BASIS. INVESTMENT IN THE FUND INVOLVES SIGNIFICANT RISK AND IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK OF THE LOSS OF THEIR INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THESE RISKS BEFORE INVESTING IN THE FUND. PLEASE SEE THE SECTION OF THIS PROSPECTUS ENTITLED "RISKS."

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS PROSPECTUS AS LEGAL, TAX OR FINANCIAL ADVICE. YOU SHOULD CONSULT WITH YOUR OWN PROFESSIONAL ADVISERS AS TO LEGAL, TAX, FINANCIAL OR OTHER MATTERS RELEVANT TO THE SUITABILITY OF AN INVESTMENT IN THE FUND.

THE SEC AND THE COMMODITIES FUTURES TRADING COMMISSION HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                               TABLE OF CONTENTS

                                                                            PAGE

PROSPECTUS SUMMARY                                                             4
SUMMARY OF FUND FEES AND EXPENSES                                             14
FINANCIAL HIGHLIGHTS                                                          16
THE FUND                                                                      18
USE OF PROCEEDS                                                               18
INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES                                 18
RISKS                                                                         20
MANAGEMENT OF THE FUND                                                        30
RELATED PERFORMANCE DATA OF COMPARABLE ACCOUNTS                               32
SERVICE PROVIDERS                                                             41
THE OFFERING AND PLAN OF DISTRIBUTION                                         42
SHARE CLASSES                                                                 43
PAYMENTS TO FINANCIAL INTERMEDIARIES                                          45
PERIODIC REPURCHASE OFFERS: REPURCHASES OF SHARES AND TRANSFERS               46
DETERMINATION OF NET ASSET VALUE                                              49
DISTRIBUTIONS AND DISTRIBUTION REINVESTMENT                                   51
TAX CONSIDERATIONS                                                            51
DESCRIPTION OF CAPITAL STRUCTURE AND SHARES                                   53
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION                      55

                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION ("SAI").

THE FUND Winton Diversified Opportunities Fund (the "Fund") is a Delaware statutory trust registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund is a closed-end, diversified management investment company that operates as an "interval fund." (See the section of this Prospectus entitled "PERIODIC REPURCHASE OFFERS.")

                         The Fund offers two classes of shares of beneficial interest ("shares") designated as "Class I shares" and "Class A shares" to investors eligible to invest in the Fund. Pursuant to an exemptive order granted by the U.S. Securities and Exchange Commission (the "SEC"), the Fund may offer additional classes of shares that have different characteristics than the Fund's Class I shares and Class A shares.

THE OFFERING             Shares of beneficial interest in the Fund are offered
                         on a continuous basis monthly (generally as of 4:00 p.m. Eastern Time on the last business day of each month, the "Closing Time") at net asset value ("NAV") per share at that time, plus, in the case of Class A shares (and if applicable), a sales load of up to 3% of the amount invested (as described below). At each Closing Time, purchase orders received in proper form will be accepted by the Fund and deposited monies will be invested in the Fund as of the first business day of the next month following the acceptance of an investor's purchase order. For more information regarding the offering, see the section of this Prospectus entitled "THE OFFERING AND PLAN OF
                         DISTRIBUTION."

                         To purchase Class I shares or Class A shares, the Fund requires a minimum initial investment of $10,000 and minimum subsequent investments of $5,000 in the relevant share class.

                         If an investor's account balance drops below $10,000 for the relevant share class due to participation in a periodic repurchase offer (see the section of this Prospectus entitled "PERIODIC REPURCHASE OFFERS"), the Fund, in its sole discretion, may deem the investor to have tendered all of the investor's shares, if permissible under the terms of the repurchase offer.

                         The Fund may waive these minimum investment and account balance requirements for one or more investors in its sole discretion. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus. Because the Fund will pay Winton Capital US LLC, the Fund's investment adviser (the "Adviser"), an incentive fee based on the Fund's performance, each investor must also be a "qualified client" as that term is defined in Rule 205-3 under the Advisers Act, and related guidance provided by the SEC or its Staff. In order to purchase shares, a prospective investor must submit a completed investor certification to SEI Investments Distribution Co. (the "Distributor") or a selling agent or sub-distributor ("Selling Agent"), who may be an affiliate of the Adviser, who has entered into a dealer agreement with the Distributor, prior to the Closing Time. The Distributor may retain unaffiliated brokers, dealers or other financial intermediaries to act as Selling Agents to assist in the distribution of shares.

                         Class I shares are generally available to investors who purchase shares through asset-based fee programs sponsored by financial intermediaries (also known as "wrap fee" programs). Class A shares are generally available to investors who purchase shares through accounts held at financial intermediaries that are not subject to an asset-based fee. You may be eligible to purchase more than one share class. However, you may only purchase that class of shares available through your financial intermediary. Your financial intermediary can provide information regarding any class of shares which is available through it and provide you with information on how to choose the share class that is most appropriate for you.

                         Class I shares and Class A shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. In addition, shares are subject to transfer restrictions, including a requirement that shares may be transferred only to persons who meet the Fund's eligibility requirements set forth in this Prospectus. Shareholders will not have the right to redeem their shares. However, as described below, in order to provide some liquidity to shareholders, the Fund conducts periodic repurchase offers for a portion of its outstanding shares.

                         AN INVESTMENT IN THE FUND IS SUITABLE ONLY FOR LONG-TERM INVESTORS WHO CAN BEAR THE RISKS ASSOCIATED WITH THE LIMITED LIQUIDITY OF THE SHARES.

SALES LOAD               A Selling Agent is entitled to charge a sales load to
                         each investor in Class A shares of up to 3% of the amount invested, which is payable in addition to an investor's subscription amount. The specific amount of the sales load paid is not fixed and will be determined by the investor and its Selling Agent. The sales load is expected to be waived for officers and directors of the Fund and officers, directors and employees of the Adviser, the Distributor and their respective affiliates, including members of such persons' immediate families. Because it is retained by the Selling Agent, the sales load will neither constitute an investment made by the investor in, nor form part of the assets of, the Fund. A Selling Agent's receipt of the sales load is subject to the applicable limitations imposed on it by the rules and regulations of the Financial Industry Regulatory Authority ("FINRA").

                         See the section of this Prospectus entitled "CLASS A SHARES -- SALES LOAD" for more information.

DISTRIBUTION AND         Class A shares are subject to a distribution and
SERVICE FEES             shareholder servicing fee of 0.75% of the Fund's
                         average daily net assets (the "Distribution and Service
                         Fee"). The Distribution and Service Fee consists of
                         0.50% for the sale and marketing of the Fund's shares and 0.25% for services provided to shareholders and/or the maintenance of shareholder accounts services.
                         Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. Class I shares are not subject to any sales load or distribution and shareholder servicing fees.

                         See the section of this Prospectus entitled "CLASS A SHARES -- DISTRIBUTION AND SERVICE FEE" for more information.

INTERVAL FUND;           As an interval fund, the Fund makes periodic offers
PERIODIC REPURCHASE      to repurchase a portion of its outstanding shares at
OFFERS                   NAV per share. The Fund has adopted a fundamental
                         policy, which cannot be changed without shareholder approval, to make repurchase offers once every three months.

                         For each repurchase offer, the Fund will offer to repurchase at least 5% of its total outstanding shares, unless the Fund's Board of Trustees (each, a "Trustee" and collectively, the "Board") has approved a higher amount (but not more than 25% of total outstanding shares) for a particular repurchase offer. The Adviser currently expects under normal market circumstances to recommend that, at each repurchase offer, the Fund will offer to repurchase at least 15% of its total outstanding shares, subject to approval of the Board. There is no guarantee that the Fund will offer to repurchase more than 5% of its total outstanding shares (including all classes of shares) in any repurchase offer, and there is no guarantee that you will be able to sell shares in an amount or at the time that you desire.

                         The procedures that will apply to the Fund's repurchase offers are described in the section of this Prospectus entitled "PERIODIC REPURCHASE OFFERS."

                         Proceeds from the repurchase of shares will be paid in cash (in U.S. dollars).

INVESTMENT OBJECTIVE     The Fund's investment objective is to seek to achieve
                         long-term capital appreciation through compound growth.


INVESTMENT STRATEGY      The investment strategy of the Fund is to invest
                         globally long and short, using leverage, in a diversified range of liquid instruments (including futures, forwards, equity securities (which may include common stocks of companies of any market capitalization, depositary receipts and exchange traded funds ("ETFs"), derivatives linked to such securities
                         (including swaps and equity index futures) and other related instruments) to construct a diversified portfolio by following a systematic investment process that is based on statistical research. The Fund may also seek to gain exposure to certain markets, including commodity, currency, interest rate and equity markets, in whole or in part, through investments in its wholly-owned subsidiary organized under the laws of the Cayman Islands (the "Subsidiary"). The Subsidiary, unlike the Fund, may invest to a significant extent in commodities, commodity contracts, commodity-linked derivative instruments, including swap agreements, other commodity investments and derivative instruments.

                         The Fund may also invest a significant portion of its assets in other instruments for cash management purposes and to serve as collateral for its derivative investments. These other instruments are expected to be predominantly comprised of short-term U.S. Treasury obligations but may include debt instruments of any government, corporation or other entity and may include other instruments such as money market funds and repurchase or reverse repurchase transactions.

                         The Fund either invests directly in those instruments, or indirectly by investing via a swap or via the Subsidiary, which may then invest in such assets directly or indirectly.

INVESTMENT PROGRAM       The Fund seeks to achieve its investment objective in
                         accordance with its investment strategy by following a systematic investment process which has been developed and is implemented by the Adviser, and is operated as an automated, computer-based system(the "Program"). The
                         Program employs mathematical models that attempt to forecast (a) market returns, (b) the variability or volatility associated with such returns (often described as "risk"), (c) the correlation between different markets, and (d) transaction costs. These forecasts are used in investment strategies (discussed in the section of this Prospectus entitled "INVESTMENT
                         OBJECTIVE, STRATEGIES AND POLICIES -- INVESTMENT
                         STRATEGY") that determine what positions should be held to seek to maximize profit within a certain range of risk.


                         For additional information about the Fund's investment strategies, see the section of this Prospectus entitled "INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES."

BORROWINGS               To the extent consistent with the requirements of the
                         1940 Act, the Fund may borrow from prime brokers or borrow from or obtain a line of credit from other established financial institutions in order to, among other reasons, provide the Fund with liquidity for repurchases or other cash management purposes.

RISKS INVESTMENT IN THE FUND IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS, INCLUDING THE RISK OF LOSS OF A SHAREHOLDER'S ENTIRE INVESTMENT. NO GUARANTEE OR REPRESENTATION IS MADE THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE, AND INVESTMENT RESULTS MAY VARY SUBSTANTIALLY FROM YEAR TO YEAR. CERTAIN INVESTMENT TECHNIQUES UTILIZED BY THE PROGRAM, INCLUDING INVESTMENTS IN DERIVATIVES AND SHORT SALES, CAN, IN CERTAIN CIRCUMSTANCES, SUBSTANTIALLY INCREASE THE ADVERSE IMPACTS TO WHICH THE FUND MAY BE SUBJECT.

                         RISKS ASSOCIATED WITH THE PROGRAM.

                         LIMITATIONS OF MATHEMATICAL MODELS RISK. The Fund utilizes the Adviser's investment strategy, which is based on research into historical data and the application of that research to the development of mathematical models that attempt to forecast returns, risk, correlation and transaction costs. Mathematical models are representations of reality but they may be incomplete and/or flawed and there is an inherent risk that any forecasts derived from them may be inaccurate, particularly if the research or models are based on, or incorporate, inaccurate assumptions or data. As a result, the Program, which employs mathematical models, may not be profitable and the Fund may suffer a loss.

                         PROCESS EXCEPTIONS RISK. The Fund utilizes the Adviser's investment strategy, which is based on mathematical models which are implemented as an automated computer-based system. Issues with the design, development, implementation, maintenance or operation of the Program, any component of the Program or any processes and procedures related to the Program may cause losses to the Fund and such losses may be substantial.

                         LEVERAGE RISK. The Fund may use leverage (including through borrowing) for the purpose of making investments. The use of leverage creates particular risks and may significantly increase the Fund's investment risk. Leverage creates an opportunity for greater yield and total return but, at the same time, increases the Fund's exposure to capital risk and, if the leverage is in the form of borrowing, interest costs. The use of leverage in a market that moves adversely could result in substantial losses to the Fund, which would be greater than if leverage was not used.

                         RISKS ASSOCIATED WITH THE ADVISER.

                         INCENTIVE FEE RISK. In addition to receiving a Management Fee (defined below), the Adviser may also receive an Incentive Fee (defined below) based on the appreciation in Fund assets. The Incentive Fee may create an incentive for the Adviser to manage the Fund's portfolio in a manner that is riskier than would be the case in the absence of a fee based on the performance of the Fund.

                         COUNTERPARTY RISK.

                         COUNTERPARTY RISK. The default by a counterparty on its obligations to the Fund could result in losses to the Fund. The Fund currently has one counterparty, and it achieves significant investment exposure through such counterparty. This has the effect of concentrating the Fund's counterparty risk with such counterparty and subjects the Fund to greater risk than if it had arrangements with multiple counterparties.

                         RISKS ASSOCIATED WITH THE FUND'S STRUCTURE.

                         NON-MARKETABILITY OF SHARES RISK. The Fund's shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. The Fund's shares, therefore, may not be readily marketable.

                         REPURCHASE OFFERS RISK. An investment in the Fund is subject to the risk that the Fund's repurchases of shares may hurt investment performance by forcing the Fund to maintain a higher percentage of its assets in liquid investments or to liquidate certain investments when it is not desirable to do so. Repurchases may be oversubscribed, preventing shareholders from selling some or all of their tendered shares back to the Fund.

                         RISKS ASSOCIATED WITH SPECIFIC INVESTMENTS.

                         CURRENCY RISK. As a result of the Fund's investments in securities denominated in, and/or receiving revenues in, non-U.S. currencies, the Fund will be subject to currency risk. Currency risk is the risk that non-U.S. currencies will decline in value relative to the U.S. dollar, which would adversely affect the U.S. dollar value of an investment in the Fund. Currency exchange rates may fluctuate in response to, among other things, changes in interest rates, intervention (or failure to intervene) by U.S. or non-U.S. governments, central banks or supranational entities, or by the imposition of currency controls or other political developments in the United States or abroad.

                         DERIVATIVES RISK. The Fund's use of futures contracts, forward contracts and swaps is subject to market risk, leverage risk, illiquidity of markets risk and correlation risk. Leverage risk is described above and illiquidity of markets risk is described below. Market risk is the risk that the market value of an investment may move up and down, sometimes rapidly and unpredictably. Correlation risk is the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund's use of forward contracts and swap agreements is also subject to credit risk and valuation risk. Valuation risk is the risk that the derivative may be difficult to value and/or may be valued incorrectly. Credit risk is the risk that the issuer of a security or the counterparty to a contract will default or otherwise become unable to honor a financial obligation. Each of these risks could cause the Fund to lose more than the principal amount invested in a derivative instrument. The U.S. Government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin, reporting and registration requirements. The ultimate impact of the regulations remains unclear. Additional U.S. or other regulations may make derivatives more expensive, may limit their availability, or may otherwise adversely affect the value or performance of derivatives. In addition, the SEC is considering implementing regulations that would govern the use of derivatives by registered investment companies, such as the Fund, and such new regulations may require the Fund to alter its structure or operations, which may result in the loss of tax benefits of the Fund's current structure, make it more expensive to implement the Fund's investment strategy or make it more difficult to implement the Fund's investment strategy in an efficient manner.

                         COMMODITY-RELATED INVESTMENTS RISK. Exposure to the commodities markets (including via commodity futures) may subject the Fund to greater volatility than investments in traditional securities. Temporary distortions of or other disruptions to the commodities markets may subject the Fund to losses.

                         SWAPS ON EQUITY SECURITIES. The Fund intends to enter into contracts for differences ("CFDs") and other swap transactions (together with CFDs, "Equity Swaps") on individual equity securities or baskets of equity securities. Equity Swaps are privately negotiated contracts between two parties, buyer and seller, stipulating that the seller will pay to or receive from the buyer the difference between the nominal value of the underlying instrument at the opening of the contract and that instrument's value at the end of the contract.

                         As is the case with owning any financial instrument, there is the risk of loss associated with entering into Equity Swaps. There may be liquidity risk if the underlying instrument is illiquid because the liquidity of Equity Swaps is based on the liquidity of the underlying instrument. Equity Swaps also carry counterparty risk. A further risk in respect of Equity Swaps is that adverse movements in the underlying security will require the buyer to post additional margin. To the extent that there is an imperfect correlation between the return on the Fund's obligation to its counterparty under the Equity Swaps and the return on related assets in its portfolio, the Equity Swap transaction may increase the Fund's financial risk.

                         CONTINGENT LIABILITY TRANSACTIONS RISK. Contingent liability transactions, such as transactions in futures and CFDs, which are margined, require the Fund to make a series of payments against the purchase price, instead of paying the whole purchase price immediately. The Fund may sustain a total loss of the margin deposited to establish or maintain a position or may be called upon to pay substantial additional margin at short notice to maintain the position. If the Fund fails to do so within the time required, its position may be liquidated at a loss and the Fund will be responsible for the resulting deficit.

                         EQUITIES RISK. Equities represent ownership interests in a company or corporation. Investments in equity securities in general are subject to market risks that may cause their prices to fluctuate over time. Fluctuations in the value of equities in which the Fund invests will cause the value of the Fund's assets to fluctuate.

                         SMALL AND MEDIUM CAPITALIZATION COMPANIES RISK. Small and medium capitalization companies in which the Fund invests may be more vulnerable to adverse business or economic events than larger, more established companies. Therefore, small and medium capitalization stocks may be more volatile than those of larger companies.

                         SHORT SALES RISK. A short sale involves the sale of a security that the Fund does not own in the expectation of purchasing the same security (or a security exchangeable therefor) at a later date at a lower price. A short sale involves the theoretically unlimited risk of an increase in the market price of the securities sold short which could result in a loss to the Fund that is potentially unlimited. Investment in short sales may also cause the Fund to incur expenses related to borrowing securities.

                         NON-U.S. INVESTMENT/EMERGING MARKETS RISK. The Fund invests in securities issued by non-U.S. companies. Non-U.S. securities may be subject to additional risks due to, among other things, political, social and economic developments abroad, currency movements and different legal, regulatory and tax environments. These additional risks may be heightened with respect to emerging market countries since political turmoil and rapid changes in economic conditions are more likely to occur in these countries.

                         DEPOSITARY RECEIPTS RISK. Depositary receipts are certificates evidencing ownership of shares of a non-U.S. issuer that are issued by depositary banks and generally trade on an established market, in the United States or elsewhere. Depositary receipts are subject to many of the risks associated with investing directly in non-U.S. securities, including, among other things, political, social and economic developments abroad, currency movements and different legal, regulatory and tax environments.


                         DEBT SECURITIES RISK. The Fund's investments in debt securities are subject to interest rate risk and credit risk. Interest rate risk is the risk that the value of the fixed income securities held by the Fund will decline due to rising interest rates. A rise in interest rates typically causes a fall in values of fixed income securities, while a fall in interest rates typically causes a rise in values of such securities. Risks associated with rising interest rates are heightened given that interest rates in the U.S. are at, or near, historic lows. Credit risk is the risk that the issuer of a security or the counterparty to a contract will default or otherwise become unable to honor a financial obligation. The Fund could lose money if the issuer or guarantor of a portfolio security fails to make timely payment or otherwise honor its obligations.


                         INVESTMENT IN THE SUBSIDIARY RISK. The Subsidiary is not registered under the 1940 Act and, unless otherwise noted in this Prospectus, is not subject to all of the investor protections of the 1940 Act. Thus, the Fund, as an investor in the Subsidiary, will not have all of the protections offered to investors in registered investment companies. In addition, changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or the Subsidiary to operate as intended and could negatively affect the Fund and its shareholders.

                         GENERAL INVESTMENTS RISK.

                         HIGH VOLATILITY RISK. The markets in which the Fund invests are subject to high levels of volatility. Such volatility could result in significant losses to the Fund.

                         PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS INVOLVED IN AN INVESTMENT IN THE FUND. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISERS AS TO ALL OF THESE RISKS AND IN DETERMINING WHETHER AN INVESTMENT IN THE FUND IS A SUITABLE INVESTMENT.

                         For additional information on these and other risks related to the Fund, see the section of this Prospectus entitled "RISKS" and the section of the SAI entitled "DESCRIPTION OF PERMITTED INVESTMENTS AND RELATED RISKS."

INVESTMENT ADVISER       The Adviser, a limited liability company organized
                         under the laws of the State of Delaware and registered with the SEC as an investment adviser, serves as the investment adviser of the Fund and is responsible for its investment activities. The Adviser is a wholly-owned subsidiary of Winton Group Limited
                         ("Winton"), an English limited liability company. The
                         Adviser provides investment advisory services to the Fund pursuant to a written investment advisory agreement (the "Advisory Agreement"), as further described herein.

DISTRIBUTOR              SEI Investments Distribution Co., a corporation
                         organized in Pennsylvania and registered as a member of FINRA, is the principal underwriter of shares of the Fund. Shares may be purchased through the Distributor or Selling Agents who have entered into a dealer agreement with the Distributor. The Distributor acts as the distributor of shares for the Fund on a best efforts and agency basis (not as principal). The
                         Distributor is not obligated to sell any specific number of shares of the Fund. The principal business address of the Distributor is One Freedom Valley Drive,
                         Oaks, Pennsylvania 19456.

FEES AND EXPENSES        MANAGEMENT FEE. Pursuant to the Advisory Agreement,
                         the Fund pays to the Adviser a monthly fee at the annual rate of 1.25% (the "Management Fee"). The
                         Management Fee is applied to the Fund's NAV (before the deduction of any Incentive Fee and the repurchase of any shares pursuant to a periodic repurchase offer).
                         The Management Fee is accrued at least weekly and paid monthly.

                         INCENTIVE FEE. The Fund pays to the Adviser a performance-based fee (the "Incentive Fee"), quarterly in arrears, accrued as of the end of each business day, equal to 20.00% of the Investment Profits (as defined below) attributable to each share for such calendar quarter; PROVIDED, HOWEVER, that an Incentive Fee with respect to a share will be paid only with respect to Investment Profits for the applicable calendar quarter in excess of Unrecouped Investment Losses (as defined below) as of the end of the previous calendar quarter. See the section of this Prospectus entitled "MANAGEMENT OF THE FUND" for a more complete discussion of the Incentive Fee.

                         OTHER EXPENSES. The Fund pays all other expenses incurred in the operation of the Fund.


                         REIMBURSEMENT OF FUND EXPENSES. The Adviser has contractually agreed to reduce fees and reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements (excluding interest, taxes, brokerage commissions, Distribution and Service Fees, dividend and interest expenses on securities sold short, acquired fund fees and expenses, Incentive Fees and non-routine expenses) from exceeding 1.61% of the average daily net assets of each of the Fund's share classes through July 2, 2018 (the "Expense Limitation"). This agreement may be terminated: (i) by the Board for any reason at any time, or (ii) by the Adviser, upon ninety (90) days' prior written notice to the Trust, effective as of the close of business on July 2, 2018.

                         For additional information on fees and expenses related to an investment in the Fund, see the section of this Prospectus entitled "SUMMARY OF FUND FEES
                         AND EXPENSES."

DISTRIBUTIONS            The Fund expects to declare and pay dividends of net
                         investment income annually and net realized capital gains annually. Unless shareholders specify otherwise, dividends will be reinvested in shares of the Fund.

TAX CONSIDERATIONS       Generally, the dividends and distributions you receive
                         from the Fund are taxable and will be reported to you and the Internal Revenue Service (the "IRS") as ordinary income, capital gains, or some combination of both, unless you are investing through a traditional tax deferred arrangement, such as a 401(k) plan or an individual retirement account, in which case your distributions generally will be taxed when withdrawn from the tax-deferred account.

                         The Fund intends to elect and to qualify each year to be treated as a regulated investment company ("RIC") under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). In order to so qualify, the Fund must meet certain requirements with respect to the sources of its income, the diversification of its assets and the distribution of its income. If the Fund qualifies as a RIC, it generally will not be subject to U.S. federal income or excise tax on the income it distributes in a timely manner to its shareholders in the form of investment company taxable income or net capital gain distributions.

                         Prospective investors should consult their tax advisers as to the federal, state and local tax consequences to them of the purchase, ownership and disposition of shares.

SUMMARY OF FUND FEES AND EXPENSES

SHAREHOLDER TRANSACTION EXPENSES


                                                                       CLASS I SHARES       CLASS A SHARES
  Maximum Repurchase Fee (1)                                               2.00%                2.00%
  Maximum Sales Load (as a percentage of offering price) (2)               None                 3.00%

 ANNUAL EXPENSES
 (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES)

                                                                      CLASS I SHARES          CLASS A SHARES
Management Fees (of the Fund and Subsidiary)                                   1.25%                   1.25%
Incentive Fee (20.00% of net profits) (of the Fund and                         0.00%                   0.00%
Subsidiary) (3)
Distribution and Service Fees                                                  None                    0.75%
Other Expenses (of the Fund and Subsidiary) (4)                                6.04%                   6.04%
                                                                               -----                  -------
          Dividend and Interest Expenses on Securities               1.38%                     1.38%
          Sold Short
          Other Expenses of the Fund                                 4.66%                     4.66%
          Other Expenses of the Subsidiary                             --                        --
Total Annual Expenses (excluding Incentive Fee)                                7.29%                   8.04%
Less Expense Reimbursements (5)                                               (4.30)%                 (4.30)%
                                                                               -----                  -------
Total Annual Expenses (excluding Incentive Fee) Less                           2.99%                   3.74%
Expense Reimbursements


(1) THE FUND DOES NOT CURRENTLY CHARGE A REPURCHASE FEE. FOR MORE INFORMATION, SEE THE SECTION OF THIS PROSPECTUS ENTITLED "Determination of Repurchase Price and Payment for Shares."

(2)  IN CONNECTION WITH INITIAL AND SUBSEQUENT INVESTMENTS, INVESTORS IN CLASS
     A SHARES MAY BE CHARGED A SALES LOAD BY THEIR SELLING AGENT, WHICH IS PAYABLE IN ADDITION TO AN INVESTOR'S SUBSCRIPTION AMOUNT, OF UP TO 3.00% OF THE AMOUNTS INVESTED IN CONNECTION WITH THEIR PURCHASES OF SHARES. NO SALES LOAD WILL BE CHARGED TO CERTAIN TYPES OF INVESTORS. CLASS I SHARES ARE NOT SUBJECT TO A SALES LOAD. FOR MORE INFORMATION, SEE THE SECTION HEADED "The Offering and Plan of Distribution" BELOW.

(3) THE FUND PAYS TO THE ADVISER A PERFORMANCE-BASED INCENTIVE FEE, QUARTERLY IN ARREARS, GENERALLY ACCRUED AS OF THE END OF EACH BUSINESS DAY, EQUAL TO 20.00% OF THE INVESTMENT PROFITS ATTRIBUTABLE TO EACH SHARE FOR SUCH CALENDAR QUARTER; PROVIDED, HOWEVER, THAT AN INCENTIVE FEE WITH RESPECT TO A SHARE WILL BE PAID ONLY WITH RESPECT TO INVESTMENT PROFITS FOR THE APPLICABLE CALENDAR QUARTER IN EXCESS OF UNRECOUPED INVESTMENT LOSSES AS OF THE END OF THE PREVIOUS CALENDAR QUARTER. THE FEE TABLE DOES NOT REFLECT THE PAYMENT OF AN INCENTIVE FEE TO THE ADVISER BECAUSE THE INCENTIVE FEE IS PROSPECTIVE IN NATURE AND, THEREFORE, IT CANNOT BE DETERMINED AS OF THE DATE OF THIS PROSPECTUS WHETHER THE ADVISER WILL BE ENTITLED TO AN INCENTIVE FEE FOR THE FUND'S CURRENT FISCAL YEAR. SEE THE SECTION OF THIS PROSPECTUS ENTITLED "Management of the Fund" FOR A MORE COMPLETE DISCUSSION OF THE INCENTIVE FEE. FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016, THE FUND DID NOT PAY AN INCENTIVE FEE.

(4) "OTHER EXPENSES" ARE BASED ON ESTIMATED AMOUNTS FOR THE CURRENT FISCAL YEAR. THE FUND'S ANNUAL EXPENSE RATIO WILL INCREASE OR DECREASE OVER TIME AS THE FUND'S ASSET LEVEL DECREASES OR INCREASES, RESPECTIVELY, AND AS ACTUAL FUND EXPENSES MAY VARY.


(5) THE ADVISER HAS CONTRACTUALLY AGREED TO REDUCE FEES AND REIMBURSE EXPENSES TO THE EXTENT NECESSARY TO KEEP TOTAL ANNUAL FUND OPERATING EXPENSES AFTER FEE REDUCTIONS AND/OR EXPENSE REIMBURSEMENTS (EXCLUDING INTEREST, TAXES, BROKERAGE COMMISSIONS, DISTRIBUTION AND SERVICE FEES, DIVIDEND AND INTEREST EXPENSES ON SECURITIES SOLD SHORT, ACQUIRED FUND FEES AND EXPENSES, INCENTIVE FEES AND NON-ROUTINE EXPENSES) FROM EXCEEDING 1.61% OF THE
     FUND'S AVERAGE DAILY NET ASSETS THROUGH JULY 2, 2018 (THE "EXPENSE LIMITATION"). THIS AGREEMENT MAY BE TERMINATED: (I) BY THE BOARD FOR ANY REASON AT ANY TIME, OR (II) BY THE ADVISER, UPON NINETY (90) DAYS' PRIOR WRITTEN NOTICE TO THE TRUST, EFFECTIVE AS OF THE CLOSE OF BUSINESS ON JULY 2, 2018.


The purpose of the above table is to assist an investor in understanding the fees and expenses that an investor in the Fund will bear directly or indirectly.

EXAMPLE

This example is based on the expenses set forth in the table and should not be considered a representation of the Fund's future expenses. Actual expenses of the Fund may be higher or lower than those shown.


------------------------------------------------------------------------------------------------------
EXAMPLE                                                   1 YEAR      3 YEARS     5 YEARS     10 YEARS
------------------------------------------------------------------------------------------------------
Class I shares:
You would pay the following expenses (including the        $34         $179        $317        $637
Incentive Fee) on a $1,000 investment, assuming a
5% annual return

Class A shares:

You would pay the following expenses (including the        $70         $228        $376        $708
Incentive Fee) on a $1,000 investment, assuming a
5% annual return and a sales load of 3%

You would pay the following expenses (including the        $40         $198        $346        $678
Incentive Fee) on a $1,000 investment, assuming a
5% annual return (without a sales load)
------------------------------------------------------------------------------------------------------


The example assumes that the Fund's annual return is 5% before expenses. The Fund's fees and expenses, including the Incentive Fee, were then applied to the assumed 5% return. The Fund will pay to the Adviser a performance-based Incentive Fee, quarterly in arrears, accrued as of the end of each business day, equal to 20.00% of the Investment Profits attributable to each share for such calendar quarter; provided, however, that an Incentive Fee with respect to a share will be paid only with respect to Investment Profits for the applicable calendar quarter in excess of Unrecouped Investment Losses as of the end of the previous calendar quarter. As a result, the dollar amounts in the example could be (a) higher if the Fund's actual rate of return exceeds 5% or (b) lower if either the Fund's actual rate of return is below 5% or Unrecouped Investment Losses exceed Investment Profits.

                              FINANCIAL HIGHLIGHTS


The table that follows presents performance information about the Fund. The information is intended to help you understand the Fund's financial performance for the period of the Fund's operations. Some of this information reflects financial information for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). The information provided below for the fiscal period September 30, 2015 (commencement of operations) through October 31, 2015 and for the fiscal year ended October 31, 2016 has been derived from the Fund's financial statements, which were audited by KPMG LLP, independent registered public accounting firm of the Fund. The financial statements and the unqualified opinion of KPMG LLP are included in the 2016 Annual Report of the Fund, which is available upon request by calling the Fund at (866) 330-9999.


Because the Fund's Class A shares have not commenced operations as of the date of this Prospectus, financial highlights are not available.

                                           WINTON DIVERSIFIED OPPORTUNITIES FUND -- CLASS I SHARES

                                              FOR THE YEAR ENDED     FOR THE PERIOD SEPTEMBER 30,
                                               OCTOBER 31, 2016         2015 (COMMENCEMENT OF
                                                                         OPERATIONS) THROUGH
                                                                          OCTOBER 31, 2015
Net Asset Value, Beginning of                       $19.47                     $20.00
                                                    ------                     ------
Year/Period
INCOME FROM OPERATIONS:
   Net Investment Loss(1)                            (0.12)                    (0.02)
   Net Realized and Unrealized Loss on               (1.21)                    (0.51)
                                                    ------                     ------
   Investments
   Total from Operations                             (1.33)                    (0.53)
                                                    ------                     ------
DIVIDENDS AND DISTRIBUTIONS FROM:
   Net Investment Income                             (1.47)                        --
   Return of Capital                                    --                         --
                                                    ------                     ------
Total Dividends and Distributions                    (1.47)                        --
                                                    ------                     ------
Net Asset Value, End of Year/Period                 $16.67                      $19.47
                                                    ======                     =======
TOTAL RETURN+                                       (7.46)%                    (2.65)%
                                                    ======                     =======
RATIOS AND SUPPLEMENTAL DATA
Net Assets, End of Year/Period                     $11,616                      $9,736
($ Thousands)
Ratio of Expenses to Average Net Assets              2.99%                     2.72%(3)
   (including dividend expense, interest
   expense, waivers and
   reimbursements)(2)

Ratio of Expenses to Average Net Assets              7.30%                     15.98%(3)
   (including dividend expense, interest
   expense, excluding waivers and
   reimbursements)
Ratio of Net Investment Loss to Average             (0.64)%
   Net Assets                                                                  (1.43)%(3)
Portfolio Turnover Rate(4)                           0.00%                       0.00%

(1)  Per share calculations were performed using average shares for the period.

(2) Excluding dividend and interest expense, the ratio of expenses to net assets would have been 1.61%.

(3)  Annualized.

(4) Portfolio turnover rate is for the period indicated and has not been annualized. The Fund holds equity swap contracts which reset each month and/or have been sold during the period. These holdings are specifically excluded from the portfolio turnover rate calculation.

+ Total return is for the period indicated and has not been annualized. Returns shown do not reflect the deductions of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Total return would have been lower had the Adviser not waived its fee and/or reimbursed other expenses.

Amounts designated as "--" are $0.00 or have been rounded to $0.00.

                                    THE FUND

The Fund is a continuously offered, closed-end, diversified management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on December 2, 2014 and commenced operations on September 30, 2015. The Fund's principal office is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456, and its telephone number is (866) 330-9999.

                                USE OF PROCEEDS

Pending the closing of any monthly offering, funds received from prospective investors will be placed in a non-interest-bearing account. On the date of the termination of any monthly closing, the balance in such account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. The Adviser will invest the net proceeds of such offerings of shares in accordance with the Fund's investment objective and investment policies. Except to the extent used to satisfy periodic repurchase offers, the Adviser expects to be able to fully invest net proceeds in accordance with the Fund's investment objective and investment policies within three months of receipt of the proceeds. A delay in the anticipated use of proceeds could prevent the Fund from achieving its investment objective.

                 INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES

INVESTMENT OBJECTIVE

The Fund's investment objective is to seek to achieve long-term capital appreciation through compound growth.

CHANGE IN INVESTMENT OBJECTIVE. The Fund's investment objective is not fundamental and may be changed by the Board without shareholder approval upon thirty (30) calendar days' prior written notice to shareholders.

INVESTMENT STRATEGY

The Fund seeks to achieve its investment objective by investing globally long and short, using leverage, in a diversified range of liquid instruments (including futures, forwards, equity securities (which may include common stocks of companies of any market capitalization, depositary receipts and
ETFs), derivatives linked to such securities (including swaps and equity index futures) and other related instruments) to construct a diversified portfolio by following a systematic investment process that is based on statistical research. The Fund either invests directly in those instruments, or indirectly by investing via a swap or via the Subsidiary, which may then invest in such instruments directly or indirectly via a swap.

In constructing the Program, the Adviser follows a disciplined investment process that is based on statistical analysis of historical data. The initial stage of the process involves collecting, cleaning and organizing large amounts of data. The Adviser uses a wide variety of data inputs including factors that are intrinsic to markets, such as price, volume and open interest; and those that are external to markets, such as economic statistics, industrial and commodity data and public company financial data. The Adviser conducts statistical research into the data in an attempt to quantify the probability of particular markets rising or falling, conditional on a variety of quantifiable factors. This research is used to develop mathematical models that attempt to forecast (a) market returns, (b) the variability or volatility associated with such returns (often described as "risk"), (c) the correlation between different markets, and (d) transaction costs. These forecasts are used in investment strategies (discussed below) that determine what positions should be held to seek to maximize profit within a certain range of risk.

The Program is operated as an automated computer-based system. Some examples of investment strategies utilized in the Program are momentum (attempting to exploit trends in markets), carry (attempting to exploit interest rate differentials between currencies and the roll yield of commodity futures), relative value (seeking to benefit from the relative value between, for example, international government bond issues) and value (attempting to identify good stocks at a good price).

The amount invested in any given instrument at any given time is determined by the Program and is constrained by various risk and liquidity considerations built into the system. While the Fund may buy and sell securities or instruments frequently in certain circumstances, the Program takes into consideration transaction costs in its forecasting models to seek to trade in a cost efficient manner that encourages limited turnover and prioritizes trades with the greatest expected overall benefit to the Fund's portfolio.


The Program is modified over time as the Adviser monitors its operation and undertakes further research. Changes to the Program occur as a result of, among other things, the discovery of new relationships in data, changes in market liquidity, the availability of new data or the reinterpretation of existing data.

The assets of the Fund that are not being utilized directly or indirectly in connection with the Program (i.e., assets that are not being used for, or set aside in respect of, collateral or margin), which may constitute a significant portion of the assets of the Fund, may be invested in other instruments for cash management purposes and to serve as collateral for its derivatives investments. These other instruments are expected to be predominantly comprised of short-term U.S. Treasury obligations but may include debt instruments of any government, corporation or other entity and may include other instruments such as money market funds and repurchase or reverse repurchase transactions.

The Fund may invest in emerging market countries. Emerging market countries are those countries that are: (i) characterized as developing or emerging by any of the World Bank, the United Nations, the International Finance Corporation, or the European Bank for Reconstruction and Development; (ii) included in an emerging markets index by a recognized index provider; or (iii) countries with similar developing or emerging characteristics as countries classified as emerging market countries pursuant to sub-paragraph (i) and (ii) above, in each case determined at the time of purchase.


RISK MANAGEMENT

The Board is responsible for overseeing the Adviser and the risk management it employs in respect of the Program as it is applied to the Fund.


Management of the risk arising from market fluctuations is an integral part of the Program. In respect of the Fund, the most important determinant of risk is the level of gearing (i.e., the overall size of the portfolio relative to the amounts invested) employed. In order to determine the level of gearing, the Adviser requires comprehensive information about the risks the Fund is taking, including realized and forecast volatility, the correlation of the portfolio to various factors, scenario tests and stress tests using various proprietary methods, forecasts of extreme loss frequency and measures of margin employment and leverage.


The Adviser's Investment Board is primarily responsible for managing investment risk associated with the Program, with oversight from the Risk Committee. The Adviser's Risk Committee oversees the identification, assessment, management and monitoring of risks to which the Adviser is exposed, including investment risk, counterparty risk, IT and security risks, and regulatory risk.

INVESTMENTS IN THE SUBSIDIARY

The Fund may also seek to gain exposure to certain markets, including commodity, currency, interest rate and equity markets, in whole or in part, through investments in the Subsidiary. The Subsidiary, unlike the Fund, may invest to a significant extent in commodities, commodity contracts, commodity-linked derivative instruments, including swap agreements, other commodity investments and derivative instruments. The Subsidiary may also invest in other instruments in which the Fund is permitted to invest, either as investments or to serve as margin or collateral for its derivative positions. The Fund may invest up to 25% of its total assets in the Subsidiary. The Subsidiary is also advised by the Adviser.

To the extent that the Subsidiary invests in derivative instruments, including commodity-linked instruments, the Subsidiary will comply with the same asset coverage requirements that are applicable to the Fund's transactions in such derivatives under the 1940 Act, as applicable. With respect to its investments, the Subsidiary will generally be subject to the same investment restrictions and limitations and generally follow the same compliance policies as the Fund; however, the Subsidiary (unlike the Fund) may invest a significant amount in commodity-linked swap agreements and other commodity-linked derivative instruments.

The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. The Subsidiary will comply with the 1940 Act's provisions relating to affiliated transactions and custody of assets. The custodian of the Subsidiary is The Bank of New York Mellon.

This Prospectus describes the Fund's principal investment strategies and risks, and the Fund will normally invest in the types of securities and other instruments described in this Prospectus. In addition to the securities and other instruments and strategies described in this Prospectus, the Fund also may invest in other securities and instruments, use other strategies and engage in other investment practices. These investments and strategies are described in the SAI.

The SAI contains a list of the fundamental and non-fundamental investment policies of the Fund under the heading "INVESTMENT LIMITATIONS."

                                     RISKS

THERE CAN BE NO ASSURANCE THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE. AN INVESTMENT IN THE FUND IS AN APPROPRIATE INVESTMENT ONLY FOR THOSE INVESTORS WHO CAN TOLERATE A HIGH DEGREE OF RISK AND DO NOT REQUIRE A LIQUID INVESTMENT. INVESTORS MAY LOSE SOME OR ALL OF THEIR INVESTMENT IN THE FUND. THE FUND IS NOT DESIGNED TO BE A COMPLETE INVESTMENT PROGRAM AND MAY NOT BE A SUITABLE INVESTMENT FOR ALL INVESTORS. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISERS AS TO ALL OF THESE RISKS AND IN DETERMINING WHETHER AN INVESTMENT IN THE FUND IS A SUITABLE INVESTMENT.

Investment in the Fund is speculative and involves substantial risks, including the risk of loss of a shareholder's entire investment. No guarantee or representation is made that the Fund will achieve its investment objective, and investment results may vary substantially from year to year. Certain investment techniques utilized by the Program, including investments in derivatives and short sales, can, in certain circumstances, substantially increase the adverse impacts to which the Fund may be subject.

THE FOLLOWING LIST OF RISK FACTORS DESCRIBES SOME OF THE RISKS THE FUND MAY BEAR THROUGH DIRECT INVESTMENTS IN SECURITIES AND DERIVATIVES AS WELL AS INDIRECTLY THROUGH ITS INVESTMENT IN THE SUBSIDIARY. THE FOLLOWING IS A LIST OF MATERIAL RISK FACTORS TO WHICH THE FUND MAY BE SUBJECT AND DOES NOT PURPORT TO BE A COMPLETE ENUMERATION OR EXPLANATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE FUND. PROSPECTIVE INVESTORS SHOULD READ

THIS PROSPECTUS AND THE SAI IN THEIR ENTIRETY, CONSIDER ALL OF THE RISKS INVOLVED IN AN INVESTMENT IN THE FUND AND CONSULT WITH THEIR OWN ADVISERS BEFORE DECIDING WHETHER TO INVEST IN THE FUND. IN ADDITION, AS THE PROGRAM DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE FUND MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS NOT DISCUSSED HEREIN.

RISKS ASSOCIATED WITH THE PROGRAM.

NO GUARANTEE OF PROFIT OR AGAINST LOSS RISK. There is no assurance that the Program or the Fund will provide any return or will not incur substantial losses.


LIMITATIONS ON MATHEMATICAL MODELS RISK. The Fund utilizes the Adviser's investment strategy, which is based on research into historical data and the application of that research to the development of mathematical models that attempt to forecast returns, risk, correlation and transaction costs. Many of these models are trend-following models that attempt to identify and exploit market trends. Mathematical models are representations of reality but they may be incomplete and/or flawed and there is an inherent risk that any forecasts derived from them may be inaccurate, particularly if the research or models are based on, or incorporate, inaccurate assumptions or data. Assumptions or data may be inaccurate from the outset or may become inaccurate as a result of many factors such as changes in market structure, increased government intervention in markets or growth in assets managed in accordance with similar investment strategies. In particular, such factors may make the trend-following models of the Adviser less effective because they may lessen the prospect of identified trends occurring or continuing in the future. As a result, the Program, which employs mathematical models, may not be profitable and the Fund may suffer a loss.


CROWDING/CONVERGENCE RISK. There is significant competition among quantitative investment managers and the ability of the Fund to deliver returns that have a low correlation with global aggregate equity markets and other market participants is dependent on the ability of the Adviser to employ investment strategies that are simultaneously profitable and differentiated from those employed by other managers. To the extent that the Adviser is not able to develop sufficiently differentiated investment strategies, the investment objective of the Fund may not be met. The growth in assets managed in accordance with similar investment strategies may result in the Fund and other market participants inadvertently buying and selling the same or similar investments simultaneously, which may reduce liquidity and exacerbate market moves.

PROCESS EXCEPTIONS RISK. The Fund utilizes the Adviser's investment strategy, which is based on mathematical models that are implemented as an automated computer-based system. Issues with the design, development, implementation, maintenance or operation of the Program, any component of the Program or any processes and procedures related to the Program (collectively, "Process Exceptions") may cause losses to the Fund and such losses may be substantial. Process Exceptions may include, but are not limited to:

     PROGRAMMING ERRORS. The Adviser may make programming errors in translating its mathematical models into computer code. In addition, as a mathematical model can be expressed in computer code in multiple ways, the choice of code ultimately used may not result in the best representation of the model.

     FAILURE OF TECHNOLOGY. The Program is reliant on proprietary and third party technology. Such technology may be adversely affected by many issues, some of which may be outside of the Adviser's control, including issues associated with network infrastructure, software updates, bugs, viruses and unauthorized access.

     INCORPORATION OF DATA. The Adviser may incorporate inaccurate data, or make errors in incorporating data, into the Program.


Process Exceptions may be extremely difficult to detect, may go undetected for long periods or may never be detected. The impact of such Process Exceptions may be compounded over time and may result in, among other things, the execution of unanticipated trades, the failure to execute anticipated trades, the failure to properly allocate trades, the failure to properly gather and organize available data and/or the failure to take certain hedging or risk mitigating actions. Although the Adviser evaluates the materiality of any Process Exceptions that it detects, the Adviser may conclude that some are not material and may choose not to address them. Such judgments may prove not to be correct.


DIRECT CONNECTIVITY TO TRADING VENUES RISK. The Adviser uses sophisticated information technology systems to send, on the Fund's behalf, electronic trading instructions to brokers and exchanges and has servers located close to exchanges in multiple jurisdictions. This technology can increase the likelihood of erroneous orders being made, regulatory requirements not being complied with and/or credit and capital limits being breached due to computer malfunctions, the speed of execution of transactions, human error or a deficiency in algorithm design or implementation. Due to the speed of trading, the potential impact on the Fund of such errors or series of errors could be more severe than risks arising in other parts of the Adviser's trading infrastructure.

Trading through an electronic trading or order routing system is also subject to risks associated with system or component failure (whether such failure affects the hardware or software of the exchange or person offering the relevant system or the Adviser). In the event of system or component failure, it is possible that, for a certain time period, it might not be possible to enter new orders, execute existing orders, or modify or cancel orders that were previously entered. System or component failure may also result in loss of orders or order priority. Trading venues offering an electronic trading or order routing system typically adopt rules to limit their liability, the liability of member brokers and software and communication system vendors, and the amount that may be collected for system failures and delays, which rules may vary among the venues and may not adequately compensate the Fund for the full extent of any loss.

TEMPORARY DEFENSIVE MEASURES RISK. The Fund may, from time to time, take temporary defensive measures which are inconsistent with the Fund's principal investment strategies in attempting to respond to, or in anticipation of, market, economic, political or other conditions. For example, during such period, all or a significant portion of the Fund's assets may be invested in short-term, high-quality, fixed income securities, cash or cash equivalents, or the risk parameters of the Program may be altered. Temporary defensive measures may be initiated by the Adviser when the Adviser judges that existing market, economic, political or other conditions may make pursuing the Fund's investment strategies inconsistent with the best interests of its shareholders. The Adviser then may temporarily use these alternative strategies or parameters that are mainly designed to limit the Fund's losses, protect the Fund's gains or create liquidity in anticipation of repurchases. When such temporary defensive measures are taken, it may be more difficult for the Fund to achieve its investment objective.

TRADING OUTSIDE THE PROGRAM RISK. Most of the Adviser's investment decisions are made strictly in accordance with the output of the Program. However the Adviser may, in exceptional circumstances (such as the occurrence of events that fall outside the input parameters of the Program), make investment decisions based on other factors and take action to override the output of the Program to seek to protect the interests of the Fund's shareholders. However, such action may not prevent losses to the Fund and may in fact cause or exacerbate losses.

LEVERAGE RISK. The Fund may use leverage (including through borrowings) for the purpose of making investments. The use of leverage creates particular risks and may significantly increase the Fund's investment risk. Leverage creates an opportunity for greater yield and total return but, at the same time, increases the Fund's exposure to capital risk and, if leverage is in the form of borrowing, interest costs. The use of leverage in a market that moves adversely could result in substantial losses to the Fund, which would be greater than if leverage was not used. (See the risk factor entitled "FUTURES CONTRACTS RISK" below.)

CORRELATION RISK. While the Program over the long-term has generally demonstrated low correlation to other markets such as equities and fixed income, in the short-term the Program may be highly correlated to other markets. Accordingly, a significant price fall in a particular sector, such as equities or fixed income, may result in a significant decline in the value of the Fund.


PORTFOLIO TURNOVER RISK. The Fund may buy and sell securities frequently. This may result in higher transaction costs and additional capital gains tax liabilities. The Fund's portfolio turnover rate disclosed in its Financial Highlights is calculated without regard to most derivatives. If such instruments were included, the Fund's portfolio turnover rate might be significantly higher.


REGULATORY AND TAX RISKS.

SPECULATIVE POSITION LIMITS AND INTERNAL RISK LIMITS RISK. The Commodity Futures Trading Commission ("CFTC") and exchanges both within the United States and outside the United States have established "speculative position limits" on the maximum net long or net short position which any person or group of persons may hold or control in particular futures, options on futures contracts and swaps that perform a significant price discovery function. In addition, the Adviser sets internal risk limits within the Program. The Adviser's instructions may have to be modified, and positions held by the Fund may have to be liquidated in order to avoid exceeding these limits. Such modification or liquidation could adversely affect the operations and profitability of the Fund by increasing transaction costs to liquidate positions and limiting potential profits on the liquidated positions. In the event that such position limits were deemed to be exceeded with respect to the Fund's investments (e.g., due to a failure to monitor such limits or due to such limits becoming more restrictive), the Adviser could suffer fines, be required to unwind positions or otherwise incur additional costs or expenses. The assets of the Adviser's clients, including those of the Fund, will be aggregated for the purposes of speculative position limits and internal risk limits and this may impair the operation of the Adviser's Program and cause losses to the Fund.

TAX RISK. The Fund may gain most of its exposure to the commodities markets through its investment in the Subsidiary, which invests in commodity investments and derivative instruments. To the extent the Fund invests in such instruments directly, it will seek to restrict its income from commodity-linked derivative instruments that do not generate qualifying income, such as certain commodity-linked derivative instruments, to a maximum of 10% of its gross income (when combined with its other investments that produce non-qualifying income) to comply with certain qualifying income tests necessary for the Fund to qualify as a RIC under Subchapter M of the Code as described in more detail in the SAI. The tax treatment of certain commodity-linked derivative instruments may be affected by future regulatory or legislative changes that could affect the character, timing and/or amount of the Fund's taxable income or gains and distributions.

The Fund intends to hold certain commodity-related investments indirectly, through the Subsidiary. The Fund believes that income from the Subsidiary will be qualifying income because it expects that the Subsidiary will make annual distributions of its earnings and profits. The Fund has secured an opinion of counsel based on customary representations that actual distributions made to the Fund from its Subsidiary should be treated as "qualifying income". The Adviser will carefully monitor the Fund's investments in the Subsidiary to ensure that no more than 25% of the Fund's assets are invested in the Subsidiary to ensure compliance with the asset diversification test as described in more detail in the SAI. If the Fund did not qualify as a RIC for any taxable year and certain relief provisions were not available, the Fund's taxable income would be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. Failure to comply with the requirements for qualification as a RIC would have significant negative tax consequences to Fund shareholders as described in more detail in the SAI.

Accordingly, the extent to which the Fund invests in commodities or commodity-linked derivatives directly or through the Subsidiary may be limited by the qualifying income and asset diversification tests, which the Fund must continue to satisfy to maintain its status as a RIC. As such, the Fund might cease to qualify as a RIC or could be required to reduce its exposure to such investments, which may result in difficulty in implementing the Program. In addition, for purposes of satisfying the asset diversification test (as described more fully in the SAI) it may be difficult for the Fund to identify the "issuer" of certain Fund investments including any total return swaps used for indirect investment exposure. There is a risk that the IRS could make an adverse determination with respect to identifying the issuer of Fund investments and could disagree with the Fund's valuation of the underlying issuers to a particular derivative. Such an adverse determination could, therefore, jeopardize the Fund's status as a RIC, which would ultimately affect a shareholder's return on its investment in the Fund.

RISKS ASSOCIATED WITH THE ADVISER.

INCENTIVE FEE RISK. In addition to receiving a Management Fee, the Adviser may also receive an Incentive Fee based on the appreciation in Fund assets. The Incentive Fee may create an incentive for the Adviser to manage the Fund's portfolio in a manner that is riskier than would be the case in the absence of a fee based on the performance of the Fund.

BREXIT AND THE UNITED KINGDOM'S MEMBERSHIP OF THE EUROPEAN UNION RISK. In an advisory referendum held in June 2016, the United Kingdom electorate voted to leave the European Union. The United Kingdom is currently expected to leave the European Union in or around March 2019. The United Kingdom's exit from the European Union is expected to result in legal and regulatory changes, some of which may be adverse to the Adviser and/or its affiliates and may therefore adversely affect the Fund.

COUNTERPARTY RISK.

COUNTERPARTY RISK. The Fund will be subject to the risk of the inability of any counterparty (including the Fund's custodian and clearing brokers and prime brokers used by the Fund) to perform with respect to transactions, whether due to insolvency, bankruptcy or other causes. If there is a failure or default by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but these may be of limited or no legal and/or commercial benefit depending on the financial position of the defaulting counterparty. The Fund may not be able to recover all of its cash and/or securities in the event of the insolvency and bankruptcy of its custodian. These risks are heightened to the extent that the Fund gains a substantial amount of investment exposure indirectly through swaps.

The Adviser will seek to minimize the Fund's counterparty risk through the selection of financial institutions and types of transactions employed. However, the Fund's operational mechanisms may involve counterparty and other risk elements that may create unforeseen exposures.

The Fund currently has one counterparty, and it achieves significant investment exposure through such counterparty. This has the effect of concentrating the Fund's counterparty risk with such counterparty and subjects the Fund to greater risk than if it had arrangements with multiple counterparties.


RISKS ASSOCIATED WITH THE FUND'S STRUCTURE.

NON-MARKETABILITY OF SHARES RISK. The Fund's shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. The Fund's shares, therefore, may not be readily marketable.

REPURCHASE OFFERS RISK. An investment in the Fund is subject to the risk that the Fund's repurchases of shares may hurt investment performance by forcing the Fund to maintain a higher percentage of its assets in liquid investments or to liquidate certain investments when it is not desirable to do so. Repurchases may be oversubscribed, preventing shareholders from selling some or all of their tendered shares back to the Fund.

BORROWING FOR OPERATIONS RISK. The Fund has the authority to borrow money for, among other reasons, cash management purposes, to obtain leverage and to meet repurchases that would otherwise result in the premature liquidation of its investments, subject to the limitations of the 1940 Act. The use of short-term borrowing creates several additional risks. If the Fund is unable to service the debt, a secured lender could liquidate the Fund's position in some or all of the Fund's investments that have been pledged as collateral and cause the Fund to incur significant losses. The occurrence of defaults may trigger cross-defaults under the Fund's agreements with other brokers, lenders, clearing firms or other counterparties, creating or increasing a material adverse effect on the performance of the Fund.

IN-KIND DISTRIBUTIONS RISK. The Fund expects to distribute cash to a shareholder upon a repurchase of shares. However, there can be no assurance that the Fund will have sufficient cash to satisfy repurchase requests or that the Fund will be able to liquidate investments at the time of such repurchase requests at favorable prices. Under the foregoing circumstances, and under other circumstances deemed appropriate by the Fund, a shareholder may receive in-kind distributions from the Fund. Notwithstanding the foregoing, with respect to its quarterly repurchase offers, the Fund will repurchase its shares in cash.

BROAD INDEMNIFICATION AND EXCULPATION RISK. The Fund has entered into and/or will enter into various agreements and other documents which may contain provisions broadly limiting the liability of the Adviser and other service providers and counterparties and may provide broad indemnification and exculpation to such persons. The Fund's assets may then be subject to claims for indemnity that could be material and could have an adverse effect on the Fund's returns.

RISKS ASSOCIATED WITH SPECIFIC INVESTMENTS.

CURRENCY RISK. Currency exchange rates may fluctuate in response to factors extrinsic to that country's economy, which makes the forecasting of currency market movements extremely difficult. Currency rates in non-U.S. countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or failure to intervene) by U.S. or non-U.S. governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These can result in losses to the Fund if it is unable to deliver or receive currency or funds in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs.

CURRENCY HEDGING RISK. The Fund will be subject to foreign exchange risks. To the extent unhedged, the value of the Fund's net assets will fluctuate with the U.S. Dollar exchange rate as well as with price changes of the Fund's investment in the various non-U.S. markets and currencies.

FUTURES CONTRACTS RISK. The Fund invests in futures contracts. Transactions in futures involve the obligation to make, or to take, delivery of the underlying asset of the contract at a future date, or in some cases to settle the position with cash (unless liquidated before expiry). They carry a high degree of risk. The low margins normally required in futures trading permit a very high degree of leverage. As a result, a relatively small movement in the price of a futures contract may result in a profit or loss that is high in proportion to the amount of assets actually placed as margin and may result in unquantifiable further loss exceeding any margin deposited.

FOREIGN EXCHANGE FORWARD CONTRACTS RISK. The Fund may enter into foreign exchange forward contracts. A foreign exchange forward contract is a contractually binding obligation to purchase or sell a particular currency at a specified date in the future. Foreign exchange forward contracts are currently not traded on exchanges. Instead, they are effected through the interbank market. Unlike in futures markets, there is no limitation as to daily price movements in this market and in exceptional circumstances there have been periods during which certain banks have refused to quote prices for foreign exchange forward contracts or have quoted prices with an unusually wide spread between the price at which the bank is prepared to buy and that at which it is prepared to sell. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") includes non-deliverable foreign exchange forward contracts in the definition of "swap," and therefore, contemplates that certain of these contracts may be exchange traded, cleared by a clearinghouse and regulated by the CFTC. Although the Dodd-Frank Act contemplates that non-deliverable foreign exchange forward contracts may be exchange traded and cleared by a clearinghouse, these transactions, as well as deliverable foreign exchange forward contracts, are not currently exchange traded so that, generally, no clearinghouse or exchange stands ready to meet the obligations of the contract. Thus, the Fund will be subject to the risk of the inability or refusal of its counterparties to perform with respect to such contracts. Any such default would eliminate any profit potential and compel the Fund to cover its commitments for resale or repurchase, if any, at the then current market price. These events could result in significant losses to the Fund.

The Fund may enter into foreign exchange forward contracts in respect of the currencies of certain emerging markets. Many emerging markets have underdeveloped capital market structures where the risks associated with holding currency are significantly greater than in other, less inflationary markets. Such currency exchange rates are highly volatile and subject to severe event risks, as the political situation with regard to the relevant non-U.S. government may itself be volatile.

COMMODITY-RELATED INVESTMENTS RISK. Exposure to the commodities markets (including via commodity futures) may subject the Fund to greater volatility than investments in traditional securities. Prices of commodities may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships, changes in interest or currency exchange rates, population growth and changing demographics and factors affecting a particular industry or commodity, such as drought, floods or other weather conditions, transportation bottlenecks or shortages, competition from substitute products, fiscal, monetary and exchange control programs, disease, pestilence, acts of terrorism, embargoes, tariffs and international economic, political, military, legal and regulatory developments. Additionally, the Fund may gain exposure to the commodities markets through investments in commodity-linked derivative instruments, such as structured notes, the value of which may be influenced by, among other things, time to maturity, level of supply and demand for the instrument, interest rates, volatility and lack of liquidity in underlying markets, the performance of the reference commodity or instrument, changes in the issuer's credit rating and economic, legal, political or geographic events that affect the reference commodity or instrument. Further, a lack of liquidity, participation of speculators and government regulation and intervention, among other factors, may subject commodity markets to temporary distortions or other disruptions, which may, in turn, subject the Fund to losses.

SWAPS ON EQUITY SECURITIES RISK. The Fund intends to enter into Equity Swaps on individual equity securities or baskets of equity securities. Equity Swaps are privately negotiated contracts between two parties, buyer and seller, stipulating that the seller will pay to or receive from the buyer the difference between the nominal value of the underlying instrument at the opening of the contract and that instrument's value at the end of the contract. As is the case with owning any financial instrument, there is the risk of loss associated with entering into Equity Swaps. There may be liquidity risk if the underlying instrument is illiquid because the liquidity of Equity Swaps is based on the liquidity of the underlying instrument. Equity Swaps are not necessarily traded on exchanges and may not otherwise be regulated if they are traded between eligible contract participants and not on an exchange-like electronic platform and, as a consequence, investors in such contracts may not benefit from regulatory protections. Equity Swaps also carry counterparty risk, i.e., the risk that the counterparty to the transaction may be unable or unwilling to make payments or to otherwise honor its financial obligations under the terms of the contract. If the counterparty were to do so, the value of the contract may be reduced. Regulatory developments under the Dodd-Frank Act may reduce, but will not eliminate, counterparty risk. A further risk in respect of Equity Swaps is that adverse movements in the underlying security will require the buyer to post additional margin. To the extent that there is an imperfect correlation between the return on the Fund's obligation to its counterparty under an Equity Swap and the return on related assets in its portfolio, the Equity Swap transaction may increase the Fund's financial risk.

CONTINGENT LIABILITY TRANSACTIONS RISK. Contingent liability transactions, which are margined, require the Fund to make a series of payments against the purchase price, instead of paying the whole purchase price immediately.

The Fund will trade in futures and CFDs, and therefore may sustain a total loss of the margin deposited to establish or maintain a position. If the market moves against the Fund, it may be called upon to pay substantial additional margin at short notice to maintain the position. If the Fund fails to do so within the time required, its position may be liquidated at a loss and the Fund will be responsible for the resulting deficit. Even if a transaction is not margined, it may still carry an obligation to make further payments in certain circumstances over and above any amount paid when the Fund entered the contract.

DAILY PRICE FLUCTUATION LIMITS RISK. Futures exchanges limit fluctuations in contract prices during a single day by imposing "daily price fluctuation limits" or "daily limits." During a single trading day no trades may be executed at prices that are either above or below the daily limit. Once the price of a particular futures contract has increased or decreased to the limit point, positions in the contract can be neither established nor liquidated unless traders are willing to effect trades at or within the limit. Futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the Adviser from liquidating positions and subject the Fund to losses that could exceed the margins initially committed to such trades.

EQUITIES RISK. Equities represent ownership interests in a company or corporation, and include common stock, preferred stock and warrants and other rights to acquire such instruments. Investments in equity securities in general are subject to market risks that may cause their prices to fluctuate over time. Fluctuations in the value of equities in which the Fund invests will cause the value of the Fund's assets to fluctuate.

SMALL AND MEDIUM CAPITALIZATION COMPANIES RISK. Small and medium capitalization companies in which the Fund invests may be more vulnerable to adverse business or economic events than larger, more established companies. In particular, small and medium capitalization companies may have limited product lines, markets and financial resources and may depend upon a relatively small management group. Therefore, small and medium capitalization stocks may be more volatile than those of larger companies. Small and medium capitalization stocks may be traded over-the-counter or listed on an exchange.

SHORT SELLING RISK. The Program incorporates short selling systems whereby the Adviser sells equities that the Fund does not own. A short sale involves the theoretically unlimited risk of an increase in the market price of the securities sold short. There can be no guarantee that securities and/or currencies necessary to cover a short position will be available for purchase.

Due to regulatory or legislative action taken by regulators around the world as a result of volatility in the global financial markets, taking short positions on certain securities has been restricted. The levels of restriction vary across different jurisdictions and are subject to change in the short to medium term. These restrictions have made it difficult and in some cases impossible for numerous market participants either to continue to implement their investment strategies or to control the risk of their open positions. Accordingly, the Adviser may not be in a position to execute orders in accordance with the trading signals of the Program and its ability to fulfill the investment objective of the Fund may be constrained.

NON-U.S. INVESTMENT/EMERGING MARKETS RISK. Investing in issuers located in non-U.S. countries poses distinct risks since political and economic events unique to a country or region will affect those markets and their issuers. These events will not necessarily affect the U.S. economy or similar issuers located in the United States. Securities of non-U.S. issuers may not be registered with the SEC and non-U.S. issuers are generally not subject to the regulatory controls imposed on U.S. issuers and, as a consequence, there is generally less publically available information about non-U.S. securities than is available about domestic securities. Income from non-U.S. securities owned by the Fund may be reduced by a withholding tax at the source, which tax would reduce income received from the securities comprising the portfolio.

Emerging market countries are those countries that are: (i) characterized as developing or emerging by any of the World Bank, the United Nations, the International Finance Corporation, or the European Bank for Reconstruction and Development; (ii) included in an emerging markets index by a recognized index provider; or (iii) countries with similar developing or emerging characteristics as countries classified as emerging market countries pursuant to sub-paragraph (i) and (ii) above, in each case determined at the time of purchase. Emerging market countries may be more likely to experience political turmoil or rapid changes in market or economic conditions than more developed countries. Emerging market countries often have less uniformity in accounting and reporting requirements and unreliable securities valuation. It is sometimes difficult to obtain and enforce court judgments in such countries and there is often a greater potential for nationalization and/or expropriation of assets by the government of an emerging market country. In addition, the financial stability of issuers (including governments) in emerging market countries may be more precarious than in other countries. As a result, there will tend to be an increased risk of price volatility associated with the Fund's investments in emerging market countries, which may be magnified by currency fluctuations relative to the U.S. dollar.

DEPOSITARY RECEIPTS RISK. American Depositary Receipts ("ADRs") are dollar-denominated depositary receipts typically issued by a U.S. financial institution that evidence an ownership interest in a security or pool of securities issued by a non-U.S. issuer. ADRs are listed and traded in the United States. Global Depositary Receipts ("GDRs") are similar to ADRs but represent shares of non-U.S.-based corporations generally issued by international banks in one or more markets around the world. ADRs and GDRs are subject to the risks associated with investing directly in non-U.S. securities, which are described above. In addition, investments in ADRs and GDRs may be less liquid than the underlying shares in their primary trading markets and GDRs, many of which represent shares issued by companies in emerging markets, may be more volatile. Depositary receipts may be sponsored or unsponsored. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States, and, therefore, there may be less information available regarding such issuers, and there may not be a correlation between such information and the market value of the depositary receipts.

DEBT SECURITIES RISK. The Fund's investments in debt securities are subject to interest rate risk and credit risk. Interest rate risk is the risk that the value of the fixed income securities held by the Fund will decline due to falling interest rates. A rise in interest rates typically causes a fall in values of fixed income securities, while a fall in interest rates typically causes a rise in values of such securities. Risks associated with rising interest rates are heightened given that interest rates in the U.S. are at, or near, historic lows. Credit risk is the risk that the issuer of a security or the counterparty to a contract will default or otherwise become unable to honor a financial obligation. The Fund could lose money if the issuer or guarantor of a portfolio security fails to make timely payment or otherwise honor its obligations. Evaluating credit risk for debt securities involves uncertainty because credit rating agencies throughout the world have different standards, making comparison across countries difficult. Also, the market for credit spreads is often inefficient and illiquid, making it difficult to accurately calculate discounting spreads for valuing financial instruments.

EXCHANGE TRADED FUNDS RISK. ETFs are investment companies whose shares are bought and sold on a securities exchange. The risks of owning interests of an ETF generally reflect the same risks as owning the underlying securities or other instruments in which the ETF invests, although lack of liquidity in an ETF could result in its value being more volatile than the underlying portfolio of securities. The shares of certain ETFs may trade at a premium or discount to their intrinsic value (I.E., the market value may differ from the NAV of an ETF's shares). For example, supply and demand for shares of an ETF or market disruptions may cause the market price of the ETF to deviate from the value of the ETF's investments, which may be emphasized in less liquid markets. ETFs, like closed end funds, have expenses associated with their operation, including advisory fees. When the Fund invests in an ETF, in addition to directly bearing expenses associated with its own operations, it will bear a pro rata portion of the ETF's expenses. Such ETF expenses may make owning shares of the ETF more costly than owning the underlying securities directly.

INVESTMENT IN THE SUBSIDIARY RISK. The Fund may invest in its Subsidiary. By investing in its Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary's investments. The commodity-related instruments held by the Subsidiary are generally similar to those that are permitted to be held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund. The Subsidiary, however, is not registered under the 1940 Act and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the 1940 Act. Thus, the Fund, as an investor in the Subsidiary, will not have all of the protections offered to investors in registered investment companies. The Fund, however, wholly owns and controls the Subsidiary, and the Fund and the Subsidiary are managed by the Adviser, making it unlikely that the Subsidiary will take action contrary to the interests of the Fund. While the Subsidiary has its own board of directors that is responsible for overseeing the operations of the Subsidiary, the Board has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiary, and the Fund's role as the sole shareholder of the Subsidiary. It is not currently expected that shares of the Subsidiary will be sold or offered to investors other than the respective Fund.

Changes in the laws of the United States and/or the Cayman Islands or governmental interpretation of such laws, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or its Subsidiary to operate as intended and could negatively affect the Fund and its shareholders. For example, Cayman Islands law does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands governmental authority taxes, Fund shareholders would likely suffer decreased investment returns.

GENERAL INVESTMENTS RISK.

HIGH VOLATILITY RISK. The markets in which the Fund invests are subject to high levels of volatility. Price movements are influenced by a variety of factors, including: changing supply and demand relationships; trade, fiscal, monetary and exchange control programs and policies of governments; political and economic events and policies; changes in interest rates and rates of inflation; currency devaluations and re-evaluations; and market sentiment. Such volatility could result in significant losses to the Fund.

ILLIQUIDITY OF MARKETS RISK. Positions in financial instruments cannot always be liquidated at the desired price. It is difficult to execute a trade at a specific price when there is a relatively small volume of buy and sell orders in a market. A market disruption, such as when governments take or are subject to political actions that disrupt the markets in their currency or major exports, can also affect the liquidity of the markets, thereby making it difficult to liquidate a position. Periods of illiquidity and the events that trigger them are difficult to predict and there can be no assurance that the Adviser will be able to do so. Market illiquidity may cause losses to the Fund.

COMPARISON WITH OTHER INVESTMENT FUNDS RISK. The Adviser provides investment advice to other investment funds that utilize the Program or other investment programs or sub-programs that are similar to the Program. The performance of such other funds, in particular those that utilize different investment programs or sub-programs (for example, Winton Futures Fund Ltd.), may materially differ to that of the Fund for several reasons, including but not limited to differences in risk profile, asset allocation, investment restrictions, regulatory requirements, size, fees and expenses, and liquidity terms.


CYBER-ATTACKS RISK.

CYBER-ATTACKS RISK. The Fund and its service providers may be susceptible to operational and information security risks resulting from cyber-attacks, including the theft or corruption of data maintained online or digitally, denial of service attacks on websites, the unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential information, unauthorized access to relevant systems, compromises to networks or devices that are used to service operations, and operational disruption or failures in physical infrastructure or operating systems. Cyber-attacks may adversely impact the Fund and its shareholders, potentially resulting in, among other things, financial losses or the inability to transact business if, for example, there is interference with the processing of shareholder transactions, confidential business or shareholder information is released, trading is impeded, and/or regulatory fines are imposed on, or reputational damage is caused to the Fund. Additional costs may also be incurred in mitigating the risks of, or trying to prevent, cyber-attacks. There can be no assurance that the Fund and shareholders will not suffer loss as a result of cyber-attacks or other information security breaches in the future.


                             MANAGEMENT OF THE FUND

BOARD OF TRUSTEES

The Board is responsible for the overall management of the Fund, including the supervision of the duties performed by the Adviser. The Board is comprised of five Trustees, four of whom are not "interested persons" of the Fund, as that term is defined by the 1940 Act. The Trustees are responsible for the Fund's overall management, including adopting the investment and other policies of the Fund, electing officers of the Fund and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth in the section of the SAI entitled "TRUSTEES AND OFFICERS OF THE FUND."

INVESTMENT ADVISER AND PORTFOLIO MANAGEMENT

Winton Capital US LLC, located at 375 Park Avenue, New York, New York 10152, serves as the investment adviser of the Fund. The Adviser makes investment decisions for the Fund and continuously reviews, supervises and administers the Fund's investment program. The Board supervises the Adviser and establishes policies that the Adviser must follow in its management activities.


The Adviser is a wholly-owned subsidiary of Winton, an English limited liability company. Winton and its affiliated companies (together, "Winton Group") provide investment management and/or advisory services to, among other investors, pension funds, pooled investment vehicles, fund of funds, sovereign wealth funds and other government entities, corporations, family offices and high net worth individuals either directly or indirectly through the management or advisement of pooled investment vehicles. As of May 31, 2017, Winton Group had approximately $30.6 billion in assets under advisement.


The Adviser does not use a traditional portfolio manager structure when managing its clients' accounts, including the Fund. Rather, the Adviser employs a professional research team specializing in applying empirical scientific research to financial markets in an attempt to identify profitable investment opportunities for its clients. David Winton Harding, in his capacity as Chief Executive Officer of Winton, has ultimate responsibility for the Program and how it operates. Therefore, Mr. Harding is primarily responsible for the management of the Fund's portfolio. Mr. Harding founded the Winton Group in 1997.

The SAI provides additional information about the compensation, other accounts managed and ownership of Fund shares of Mr. Harding.


As of May 31, 2017, Windermere Cayman LP (formerly Petershill Non-US Master L.P.) (the "B Shareholder"), held approximately 9.7% of the shares in Winton. The B Shareholder is a subsidiary of Affiliated Managers Group, Inc. The B Shareholder is not involved in the day-to-day management of the Winton Group but pursuant to a shareholders agreement has the right to approve certain limited matters in respect of Winton.


Winton has granted the B Shareholder and its related entities and their respective clients an entitlement to make investments in each investment fund or other collective investment scheme that is managed or advised by the Winton Group of up to 15 percent (15%) of the assets under management of such fund or scheme. This entitlement applies to the offer of shares in the Fund.

MANAGEMENT EXPENSES

MANAGEMENT FEE. For its advisory services to the Fund, the Adviser is entitled to a monthly fee payable at the annual rate of 1.25% . The Management Fee will be applied to the Fund's NAV (before the deduction of any Incentive Fee and the repurchase of any shares pursuant to a periodic repurchase offer). The Management Fee will be accrued at least weekly and paid monthly. For the fiscal year ended October 31, 2016, the Fund did not pay any advisory fees (after fee reductions) to the Adviser.

INCENTIVE FEE. The Fund will pay to the Adviser a performance based Incentive Fee, quarterly in arrears, generally accrued as of the end of each business day, equal to 20.00% of the Investment Profits attributable to each share for such calendar quarter; PROVIDED, HOWEVER, that an Incentive Fee with respect to a share will be paid only with respect to Investment Profits for the applicable calendar quarter in excess of Unrecouped Investment Losses as of the end of the previous calendar quarter. For the fiscal year ended October 31, 2016, the Fund did not pay an Incentive Fee.

The term "Investment Profits" refers to an increase in the NAV of a share attributable to the net realized and unrealized gains arising from the Fund's investment activities during the calendar quarter (after deducting (i) interest earned on, and net realized and unrealized gains arising from, the Fund's cash balances and fixed income investments held for cash management purposes during the calendar quarter; and (ii) any Management Fee accrued during the calendar quarter and after adjusting for any repurchase of shares made during the calendar quarter). The term "Unrecouped Investment Losses" refers to any decrease in the NAV of a share attributable to the net realized and unrealized losses arising from the Fund's investment activities (after deducting (i) interest earned on, and net realized and unrealized gains arising from, the Fund's cash balances and fixed income investments held for cash management purposes during the calendar quarter; and (ii) any Management Fee accrued during the calendar quarter and after adjusting for any repurchase of shares made during the calendar quarter) that have not been offset by subsequent Investment Profits since the formation of the Fund.

A discussion regarding the basis for the Board's approval of the Advisory Agreement is available in the Fund's Annual Report to Shareholders, dated October 31, 2015, which covers the period from the Fund's inception to October 31, 2015. The Adviser has registered with the National Futures Association as a "commodity pool operator" under the Commodities Exchange Act with respect to the Fund. Additional information regarding the Adviser's status as a commodity pool operator with respect to the Fund is included in the SAI.

MANAGEMENT OF THE SUBSIDIARY

The Subsidiary has entered into a separate investment advisory agreement with the Adviser for the management of the Subsidiary's portfolio. The Subsidiary does not pay a separate management fee to the Adviser for these services. The services that the Adviser provides to the Subsidiary are similar to those that the Adviser provides to the Fund, and the terms of the advisory agreement between the Adviser and the Subsidiary are similar to those of the Advisory Agreement between the Adviser and the Fund. The board of directors of the Subsidiary supervises the Adviser with respect to its management of the Subsidiary's portfolio and establishes policies and procedures that it must follow in its management activities. The Subsidiary (or the Fund on behalf of the Subsidiary) has entered into contracts for the provision of custody, transfer agency, administrative and audit services with the same, or with affiliates of the same, service providers that provide those services to the Fund. The Fund bears the fees and expenses incurred in connection with such services.

                RELATED PERFORMANCE DATA OF COMPARABLE ACCOUNTS

Winton Capital Management Limited, which, like the Adviser, is a subsidiary of Winton, is responsible for the day-to-day management of two other accounts pursuant to investment objectives, policies and strategies that are substantially similar to those of the Fund: Winton Diversified Strategy Master Fund Ltd. ("WDSMF") and The Winton Evolution Fund ("WEF" and together with WDSMF, the "Comparable Accounts").


The following tables show the historical monthly performance of the Comparable Accounts. The manner in which the performance was calculated for the Comparable Accounts differs from that of registered investment companies such as the Fund. The Comparable Accounts' monthly rates of return are calculated on a gross and net basis. The net monthly rate of return is calculated as the total net increase

(or decrease) in the Comparable Accounts' investors' capital resulting from operations (after management and performance fees) for the month divided by opening investors' capital for the month. The gross monthly rate of return is calculated as total increase (or decrease) in the Comparable Accounts' investors' capital resulting from operations (after management and before performance fees) for the month divided by opening investors' capital for the month. Opening investors' capital represents the balance of investors' capital at the beginning of each month, after taking into account subscriptions and repurchases. The management fee and any performance paid by the Comparable Accounts represent all actual fees and expenses of the Comparable Accounts. If the Comparable Accounts' performance was calculated in accordance with SEC standardized performance methodology, the performance results may have been different. The performance should not be viewed as an indication of how the Fund will perform in the future. THE DATA DOES NOT REPRESENT THE PERFORMANCE OF THE FUND.


The Comparable Accounts are not subject to the same type of expenses to which the Fund is subject, and the performance information of the Comparable Accounts has not been adjusted to reflect the expenses of the Fund. The management fees of the Comparable Accounts were generally lower than that of the Fund, although, until the period ended March 31, 2017, the incentive fees of the Comparable Accounts were the same as the Fund's Incentive Fee. From April 1, 2017, the incentive fees of the Comparable Accounts will be lower than that of the Fund. The actual total operating expenses of the Comparable Accounts were lower than the Fund's estimated total operating expenses (inclusive of waivers). If the performance of the Comparable Accounts was calculated using the Fund's estimated expenses for its first fiscal year, the performance would have been lower.

The Comparable Accounts are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed by the federal securities and tax laws applicable to the Fund. Consequently, the performance results for the Comparable Accounts could have been adversely affected if the Comparable Accounts were subject to the same federal securities and tax laws as the Fund.

THE INVESTMENT RESULTS FOR THE COMPARABLE ACCOUNTS ARE NOT INTENDED TO PREDICT OR SUGGEST THE FUTURE RETURNS OF THE FUND. THE PERFORMANCE DATA SHOWN BELOW SHOULD NOT BE CONSIDERED A SUBSTITUTE FOR THE FUND'S OWN PERFORMANCE INFORMATION.

MONTHLY ABSOLUTE RETURNS OF WEF COMPARED TO ITS BENCHMARK INDEX AND THE 3 MONTH U.S. DOLLAR LIBOR INTEREST RATE


--------------------------------------------------------------------------------------------
                                                     HFRX GLOBAL HEDGE    3-MONTH USD LIBOR
              WEF MONTHLY NET   WEF MONTHLY GROSS       FUND INDEX           (BLOOMBERG:
 DATE             RETURNS           RETURNS             (BLOOMBERG:       US0003M INDEX)**
                                                      HFRXGL INDEX)*
--------------------------------------------------------------------------------------------
Jan-13            3.16%             3.16%                 1.96%               0.02%
Feb-13            0.96%             0.96%                 0.43%               0.02%
Mar-13            4.37%             4.37%                 0.72%               0.02%
Apr-13            4.43%             5.49%                 0.62%               0.02%
May-13           -4.23%            -4.23%                 0.75%               0.02%
Jun-13           -2.02%            -2.02%                -1.33%               0.02%
Jul-13            0.19%             0.19%                 1.01%               0.02%
Aug-13           -5.41%            -5.41%                -0.86%               0.02%
Sep-13            4.37%             4.37%                 0.96%               0.02%
Oct-13            4.71%             4.71%                 1.20%               0.02%
Nov-13            3.35%             3.54%                 0.55%               0.02%
Dec-13            0.44%             0.57%                 0.56%               0.02%
Jan-14           -3.09%            -3.09%                -0.24%               0.02%
Feb-14            3.46%             3.52%                 1.59%               0.02%
Mar-14           -0.19%            -0.23%                -0.23%               0.02%
Apr-14           -0.32%            -0.32%                -0.73%               0.02%
May-14            2.02%             2.45%                 0.45%               0.02%
Jun-14           -0.92%            -1.15%                 0.93%               0.02%
Jul-14           -3.31%            -3.31%                -0.88%               0.02%
Aug-14            4.88%             5.24%                 1.09%               0.02%
Sep-14           -0.69%            -0.87%                -0.77%               0.02%
Oct-14            5.76%             7.20%                -1.32%               0.02%
Nov-14            7.52%             9.27%                 0.33%               0.02%
Dec-14            1.52%             1.85%                -0.75%               0.02%
Jan-15            2.85%             3.55%                -0.29%               0.02%
Feb-15            0.30%             0.37%                 2.02%               0.02%
Mar-15            2.54%             3.15%                 0.33%               0.02%
Apr-15           -5.40%            -5.40%                 0.21%               0.02%
May-15            1.24%             1.24%                 0.26%               0.02%
Jun-15           -3.83%            -3.83%                -1.24%               0.02%

Jul-15            5.57%             5.57%                -0.03%               0.03%
Aug-15           -5.15%            -5.15%                -2.21%               0.03%
Sep-15            4.98%             4.98%                -2.07%               0.03%
Oct-15           -2.92%            -2.92%                 1.46%               0.03%
Nov-15            4.02%             4.02%                -0.72%               0.03%
Dec-15           -2.60%            -2.60%                -1.33%               0.05%
Jan-16            1.46%             1.46%                -2.76%               0.05%
Feb-16            2.51%             2.51%                -0.32%               0.05%
Mar-16           -5.16%            -5.16%                 1.24%               0.05%
Apr-16           -2.60%            -2.60%                 0.41%               0.05%
May-16           -2.16%            -2.16%                 0.46%               0.06%
Jun-16            4.02%             4.02%                 0.20%               0.05%
Jul-16            1.52%             1.52%                 1.45%               0.06%
Aug-16           -1.72%            -1.72%                 0.16%               0.07%
Sep-16           -0.67%            -0.67%                 0.55%               0.07%
Oct-16           -3.02%            -3.02%                -0.57%               0.07%
Nov-16           -0.81%            -0.81%                 0.87%               0.08%
Dec-16            1.63%             1.63%                 0.86%               0.08%

MONTHLY RELATIVE RETURNS OF WEF COMPARED TO ITS BENCHMARK INDEX AND THE 3 MONTH U.S. DOLLAR LIBOR INTEREST RATE

------------------------------------------------------------------------------------------------
            WEF NET VS HFRXGL        WEF GROSS VS     WEF NET VS 3-MONTH         WEF GROSS VS
 DATE       RELATIVE RETURNS*      HFRXGL RELATIVE    USD LIBOR RELATIVE      3-MONTH USD LIBOR
                                       RETURNS*            RETURNS**          RELATIVE RETURNS**
------------------------------------------------------------------------------------------------
Jan-13            1.20%                1.20%                3.14%                  3.14%
Feb-13            0.53%                0.53%                0.94%                  0.94%
Mar-13            3.65%                3.65%                4.35%                  4.35%
Apr-13            3.81%                4.87%                4.41%                  5.47%
May-13           -4.98%               -4.98%               -4.25%                 -4.25%
Jun-13           -0.69%               -0.69%               -2.04%                 -2.04%
Jul-13           -0.82%               -0.82%                0.17%                  0.17%
Aug-13           -4.55%               -4.55%               -5.43%                 -5.43%
Sep-13            3.41%                3.41%                4.35%                  4.35%
Oct-13            3.51%                3.51%                4.69%                  4.69%
Nov-13            2.80%                2.99%                3.33%                  3.52%

Dec-13           -0.12%                0.01%                0.42%                  0.55%
Jan-14           -2.85%               -2.85%               -3.11%                 -3.11%
Feb-14            1.87%                1.93%                3.44%                  3.50%
Mar-14            0.04%                0.00%               -0.21%                 -0.25%
Apr-14            0.41%                0.41%               -0.34%                 -0.34%
May-14            1.57%                2.00%                2.00%                  2.43%
Jun-14           -1.85%               -2.08%               -0.94%                 -1.17%
Jul-14           -2.43%               -2.43%               -3.33%                 -3.33%
Aug-14            3.79%                4.15%                4.86%                  5.22%
Sep-14            0.08%               -0.10%               -0.71%                 -0.89%
Oct-14            7.08%                8.52%                5.74%                  7.18%
Nov-14            7.19%                8.94%                7.50%                  9.25%
Dec-14            2.27%                2.60%                1.50%                  1.83%
Jan-15            3.13%                3.83%                2.83%                  3.52%
Feb-15           -1.72%               -1.65%                0.28%                  0.35%
Mar-15            2.21%                2.82%                2.52%                  3.13%
Apr-15           -5.62%               -5.62%               -5.42%                 -5.42%
May-15            0.98%                0.98%                1.22%                  1.22%
Jun-15           -2.59%               -2.59%               -3.86%                 -3.86%
Jul-15            5.59%                5.59%                5.54%                  5.54%
Aug-15           -2.94%               -2.94%               -5.18%                 -5.18%
Sep-15            7.05%                7.05%                4.95%                  4.95%
Oct-15           -4.38%               -4.38%               -2.95%                 -2.95%
Nov-15            4.74%                4.74%                3.99%                  3.99%
Dec-15           -1.27%               -1.27%               -2.65%                 -2.65%
Jan-16            4.23%                4.23%                1.41%                  1.41%
Feb-16            2.83%                2.83%                2.46%                  2.46%
Mar-16           -6.40%               -6.40%               -5.22%                 -5.22%
Apr-16           -3.00%               -3.00%               -2.65%                 -2.65%
May-16           -2.62%               -2.62%               -2.21%                 -2.21%
Jun-16            3.82%                3.82%                3.96%                  3.96%
Jul-16            0.07%                0.07%                1.46%                  1.46%
Aug-16           -1.88%               -1.88%               -1.79%                 -1.79%
Sep-16           -1.22%               -1.22%               -0.74%                 -0.74%
Oct-16           -2.44%               -2.44%               -3.09%                 -3.09%
Nov-16           -1.68%               -1.68%               -0.87%                 -0.87%
Dec-16            0.78%                0.78%                1.56%                  1.56%

MONTHLY ABSOLUTE RETURNS OF WDSMF COMPARED TO ITS BENCHMARK INDEX AND THE 3 MONTH U.S. DOLLAR LIBOR INTEREST RATE

----------------------------------------------------------------------------------------
                                                 HFRX GLOBAL HEDGE    3-MONTH USD LIBOR
             WDSMF MONTHLY     WDSMF MONTHLY        FUND INDEX           (BLOOMBERG:
DATE          NET RETURNS      GROSS RETURNS        (BLOOMBERG:        US0003M INDEX)**
                                                   HFRXGL INDEX)*
----------------------------------------------------------------------------------------
Jul-13           0.34%             0.42%              1.01%                 0.02%
Aug-13          -6.06%            -6.06%             -0.86%                 0.02%
Sep-13           4.65%             4.65%              0.96%                 0.02%
Oct-13           4.21%             4.83%              1.20%                 0.02%
Nov-13           2.66%             3.31%              0.55%                 0.02%
Dec-13           0.58%             0.71%              0.56%                 0.02%
Jan-14          -3.03%            -3.03%             -0.24%                 0.02%
Feb-14           3.48%             3.57%              1.59%                 0.02%
Mar-14          -0.10%            -0.13%             -0.23%                 0.02%
Apr-14          -0.40%            -0.40%             -0.73%                 0.02%
May-14           2.17%             2.61%              0.45%                 0.02%
Jun-14          -0.92%            -1.15%              0.93%                 0.02%
Jul-14          -3.26%            -3.26%             -0.88%                 0.02%
Aug-14           4.95%             5.34%              1.09%                 0.02%
Sep-14          -0.63%            -0.79%             -0.77%                 0.02%
Oct-14           5.79%             7.24%             -1.32%                 0.02%
Nov-14           7.64%             9.42%              0.33%                 0.02%
Dec-14           1.58%             1.91%             -0.75%                 0.02%
Jan-15           2.88%             3.58%             -0.29%                 0.02%
Feb-15           0.35%             0.43%              2.02%                 0.02%
Mar-15           2.59%             3.22%              0.33%                 0.02%
Apr-15          -5.28%            -5.28%              0.21%                 0.02%
May-15           1.23%             1.23%              0.26%                 0.02%
Jun-15          -3.77%            -3.77%             -1.24%                 0.02%
Jul-15           5.67%             5.67%             -0.03%                 0.03%
Aug-15          -5.15%            -5.15%             -2.21%                 0.03%

Sep-15           5.07%             5.07%             -2.07%                 0.03%
Oct-15          -2.87%            -2.87%              1.46%                 0.03%
Nov-15           4.13%             4.13%             -0.72%                 0.03%
Dec-15          -2.50%            -2.50%             -1.33%                 0.05%
Jan-16           1.48%             1.48%             -2.76%                 0.05%
Feb-16           2.60%             2.60%             -0.32%                 0.05%
Mar-16          -5.23%            -5.23%              1.24%                 0.05%
Apr-16          -2.02%            -2.02%              0.41%                 0.05%
May-16          -2.12%            -2.12%              0.46%                 0.06%
Jun-16           4.14%             4.14%              0.20%                 0.05%
Jul-16           1.44%             1.44%              1.45%                 0.06%
Aug-16          -1.69%            -1.69%              0.16%                 0.07%
Sep-16          -0.64%            -0.64%              0.55%                 0.07%
Oct-16          -2.93%            -2.93%             -0.57%                 0.07%
Nov-16          -0.73%            -0.73%              0.87%                 0.08%
Dec-16           1.62%             1.62%              0.86%                 0.08%

MONTHLY RELATIVE RETURNS OF WDSMF COMPARED TO ITS BENCHMARK INDEX AND THE 3 MONTH U.S. DOLLAR LIBOR INTEREST RATE

-----------------------------------------------------------------------------------------
             WDSMF NET VS       WDSMF GROSS VS      WDSMF NET VS         WDSMF GROSS VS
 DATE       HFRXGL RELATIVE    HFRXGL RELATIVE   3-MONTH USD LIBOR     3-MONTH USD LIBOR
               RETURNS*            RETURNS*      RELATIVE RETURNS**    RELATIVE RETURNS**
-----------------------------------------------------------------------------------------
Jul-13         -0.67%             -0.59%               0.32%                0.40%
Aug-13         -5.20%             -5.20%              -6.08%               -6.08%
Sep-13          3.69%              3.69%               4.63%                4.63%
Oct-13          3.01%              3.63%               4.19%                4.81%
Nov-13          2.11%              2.76%               2.64%                3.29%
Dec-13          0.02%              0.15%               0.56%                0.69%
Jan-14         -2.79%             -2.79%              -3.05%               -3.05%
Feb-14          1.89%              1.98%               3.46%                3.55%
Mar-14          0.13%              0.10%              -0.12%               -0.15%
Apr-14          0.33%              0.33%              -0.42%               -0.42%
May-14          1.72%              2.16%               2.15%                2.59%

Jun-14         -1.85%             -2.08%              -0.94%               -1.17%
Jul-14         -2.38%             -2.38%              -3.28%               -3.28%
Aug-14          3.86%              4.25%               4.93%                5.32%
Sep-14          0.14%             -0.02%              -0.65%               -0.81%
Oct-14          7.11%              8.56%               5.77%                7.22%
Nov-14          7.31%              9.09%               7.62%                9.40%
Dec-14          2.33%              2.66%               1.56%                1.89%
Jan-15          3.17%              3.87%               2.86%                3.56%
Feb-15         -1.67%             -1.59%               0.33%                0.41%
Mar-15          2.26%              2.89%               2.57%                3.20%
Apr-15         -5.49%             -5.49%              -5.30%               -5.30%
May-15          0.97%              0.97%               1.21%                1.21%
Jun-15         -2.53%             -2.53%              -3.79%               -3.79%
Jul-15          5.70%              5.70%               5.64%                5.64%
Aug-15         -2.94%             -2.94%              -5.18%               -5.18%
Sep-15          7.14%              7.14%               5.04%                5.04%
Oct-15         -4.33%             -4.33%              -2.90%               -2.90%
Nov-15          4.85%              4.85%               4.10%                4.10%
Dec-15         -1.17%             -1.17%              -2.55%               -2.55%
Jan-16          4.24%              4.24%               1.43%                1.43%
Feb-16          2.92%              2.92%               2.55%                2.55%
Mar-16         -6.47%             -6.47%              -5.29%               -5.29%
Apr-16         -2.42%             -2.42%              -2.07%               -2.07%
May-16         -2.58%             -2.58%              -2.18%               -2.18%
Jun-16          3.95%              3.95%               4.09%                4.09%
Jul-16         -0.01%             -0.01%               1.38%                1.38%
Aug-16         -1.84%             -1.84%              -1.76%               -1.76%
Sep-16         -1.19%             -1.19%              -0.71%               -0.71%
Oct-16         -2.36%             -2.36%              -3.00%               -3.00%
Nov-16         -1.61%             -1.61%              -0.80%               -0.80%
Dec-16          0.77%              0.77%               1.55%                1.55%


* The HFRX Global Hedge Fund Index is designed to be representative of the overall composition of the hedge fund universe. It is comprised of all eligible hedge fund strategies; including but not limited to convertible arbitrage, distressed securities, equity hedge, equity market neutral, event driven, macro, merger arbitrage, and relative value arbitrage. The strategies are asset weighted based on the distribution of assets in the hedge fund industry. The HFRX Global Hedge Fund Index is being used under license from Hedge Fund Research, Inc., which does not approve of or endorse the Fund.

** 3-month USD Libor is one of the ICE LIBOR (formerly known as BBA LIBOR) benchmark rates produced for five currencies with seven maturities quoted for each - ranging from overnight to 12 months, producing 35 rates each business day. ICE LIBOR provides an indication of the average rate at which a LIBOR contributor bank can obtain unsecured funding in the London interbank market for a given period, in a given currency. Individual ICE LIBOR rates are the end-product of a calculation based upon submissions from LIBOR contributor banks. ICE Benchmark Administration maintains a reference panel of between 11 and 18 contributor banks for each currency calculated.

                               SERVICE PROVIDERS

ADMINISTRATOR AND FUND ACCOUNTANT

SEI Investments Global Funds Services (the "Administrator"), a Delaware statutory trust with its principal business offices at One Freedom Valley Drive, Oaks, Pennsylvania 19456, serves as administrator and fund accountant of the Fund. SEI Investments Management Corporation ("SIMC"), a wholly owned subsidiary of SEI Investments Company ("SEI Investments"), is the owner of all beneficial interest in the Administrator. SEI Investments and its subsidiaries and affiliates, including the Administrator, are leading providers of funds evaluation services, trust accounting systems, and brokerage and information services to financial institutions, institutional investors, and money managers. The Administrator and its affiliates also serve as administrator or sub-administrator to other investment companies.

Under an Administration Agreement with the Fund ("Administration Agreement"), the Administrator is responsible for managing the business affairs of the Fund, subject to the supervision of the Board, and receives an administration fee calculated and assessed monthly in arrears based on the aggregate net assets of the Fund as of the prior month-end, subject to a minimum annual fee. The Administrator's administrative services include the provision of regulatory reporting and all necessary office space, equipment, personnel and facilities and other administrative services necessary to conduct the Fund's business. As fund accountant, the Administrator provides accounting and bookkeeping services for the Fund, including the calculation of the Fund's NAV.

TRANSFER AGENT

Atlantic Shareholder Services, LLC, Three Canal Plaza, Portland, Maine 04101 (the "Transfer Agent"), serves as the Fund's transfer agent and dividend disbursing agent under a transfer agency agreement with the Fund.

CUSTODIAN

The Bank of New York Mellon, 101 Barclay Street, New York, New York 10286, serves as the custodian for the Fund.

LEGAL COUNSEL

Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, Pennsylvania 19103, serves as legal counsel to the Fund.

CONTROL PERSONS


As of June 15, 2017, the Fund could be deemed to be under the control of its seed investor, who has voting authority with respect to 60.47% of the value of the outstanding interests of the Fund on such date. The seed investor is an affiliate of the Adviser. It is expected that the seed investor's control will be diluted until such time as the Fund is controlled by its unaffiliated shareholders.

                     THE OFFERING AND PLAN OF DISTRIBUTION

THE OFFERING

The Fund's shares are only being sold to investors who the Fund (or its agent) reasonably believes meet the definition of "qualified clients" under Rule 205-3 under the Advisers Act and related guidance provided by the SEC or its Staff. In order to purchase shares, a prospective investor must submit a completed investor certification to the Distributor or Selling Agent, who has entered into a dealer agreement with the Distributor, prior to the Closing Time. The Fund generally does not accept investments by non-U.S. persons. Non-U.S. persons may be permitted to invest in the Fund subject to the satisfaction of enhanced due diligence. Please contact the Fund at (866) 330-9999 for more information.

Shares are offered on a continuous basis monthly (generally as of Closing Time on the last business day of the month) at NAV per share plus, with respect to Class A shares, any applicable sales load, as described below. At each Closing Time, purchase orders received in proper form will be accepted by the Fund and deposited monies will be invested in the Fund as of the first business day of the next month following the acceptance of an investor's purchase order. During any continuous offering, shares may be purchased through the Distributor or selected Selling Agents that have entered into dealer agreements with the Distributor. Any continuous offering may be discontinued at any time. The Fund will have the sole right to accept orders to purchase shares and reserves the right to reject any order in whole or in part.

To purchase Class I shares or Class A shares, the Fund requires a minimum initial investment of $10,000 and subsequent minimum investments of $5,000 in the relevant share class.

If an investor's account balance drops below $10,000 for the relevant share class due to participation in a periodic repurchase offer (see the section of this Prospectus entitled "PERIODIC REPURCHASE OFFERS"), the Fund, in its sole discretion, may deem the investor to have tendered all of the investor's shares, if permissible under the terms of the repurchase offer.

The Fund may waive these minimum investment requirements for one or more investors in its sole discretion. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus. The Fund may accept investments in the Fund on such other terms as it authorizes from time to time and may reject applications for shares for any or no reason, in its sole discretion. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. Pending the closing of any monthly offering, funds received from prospective investors will be placed in a non-interest-bearing account. On the date of the termination of any monthly closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.

Each prospective investor must submit a completed application, including the investor certification, five business days prior and payment three business days prior to the purchase date (currently as of Closing Time on the last business day of the month) in U.S. funds. The Fund reserves the right to waive these requirements in its sole discretion.

The shares are not listed on any securities exchange. In addition, shares are subject to transfer restrictions, including a requirement that shares may be transferred only to persons who meet the Fund's eligibility requirements set forth in this Prospectus. Shareholders will not have the right to redeem their shares. However, as described below, in order to provide some liquidity to shareholders, the Fund conducts periodic repurchase offers for a portion of its outstanding shares.

THE PLAN OF DISTRIBUTION

SEI Investments Distribution Co. is the principal distributor of shares of the Fund. The Distributor may enter into selected dealer agreements with Selling Agents for the sale and distribution of Fund shares. The Distributor acts as the distributor of shares for the Fund on a best efforts and agency basis (not as principal), subject to various conditions, pursuant to the terms of a distribution agreement with the Fund. The Distributor does not intend to make a market in the Fund's shares.

The Distributor is not obligated to sell any specific number or dollar amount of the Fund's shares, but will use reasonable efforts to sell the shares. There is no guarantee that a secondary market for Fund shares will develop.

To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund against certain liabilities under the Securities Act of 1933, as amended, and in connection with the services rendered to the Fund. To the extent consistent with applicable law, the Fund has agreed to indemnify the Distributor against certain liabilities under the Securities Act of 1933, as amended. Such agreement does not include the indemnification of the Distributor against liability resulting from gross negligence, bad faith, fraud, reckless disregard, willful misconduct or criminal misconduct on the part of the Distributor or its affiliates.

UNCLAIMED PROPERTY

Each state has unclaimed property rules that generally provide for escheatment (or transfer) to the state of unclaimed property under various circumstances. Such circumstances include inactivity (e.g., no owner-initiated contact for a certain period), returned mail (e.g., when mail sent to a shareholder is returned by the post office, or "RPO," as undeliverable), or a combination of both inactivity and returned mail. Once it flags property as unclaimed, the Fund will attempt to contact the shareholder, but if that attempt is unsuccessful, the account may be considered abandoned and escheated to the state. More information on unclaimed property and how to maintain an active account is available through your state or by calling (866) 330-9999.

                                 SHARE CLASSES

HOW TO CHOOSE A SHARE CLASS

The Fund offers two classes of shares to investors, Class I shares and Class A shares. Each share class has its own shareholder eligibility criteria, investment minimums, cost structure and other features. The following table summarizes the primary features of Class I shares and Class A shares. Contact your financial intermediary or the Fund for more information about the Fund's share classes and how to choose between them.

--------------------------------------------------------------------------------------------------------
  SHARE
CLASS NAME          ELIGIBLE INVESTORS             INVESTMENT MINIMUMS      CLASS-SPECIFIC EXPENSES
--------------------------------------------------------------------------------------------------------
                 Class I shares are generally
                 available to investors who
                 purchase Fund shares through
                 asset-based fee programs
                 sponsored by financial                                     No sales load
                 intermediaries (also known as      Initial: $10,000
Class I shares   a "wrap fee" program)                                      No Distribution and Service
                                                    Subsequent: $5,000      Fee
                 Must be a "qualified client"
                 as that term is defined in Rule
                 205-3 under the Advisers Act
--------------------------------------------------------------------------------------------------------
                 Class A shares are generally
                 available to investors who
                 purchase Fund shares through                              Maximum sales load of 3% of
                 accounts held at financial                                purchase price. See CLASS A
                 intermediaries that are not        Initial: $10,000       SHARES -- SALES LOAD below
Class A          subject to an asset-based fee
shares                                              Subsequent: $5,000     0.75% Distribution and
                 Must be a "qualified client"                              Service Fee. See CLASS A
                 as that term is defined in Rule                           SHARES -- DISTRIBUTION AND
                 205-3 under the Advisers Act                              SERVICE FEES below
--------------------------------------------------------------------------------------------------------

Class I shares and Class A shares are offered to investors who purchase shares directly from the Fund or through certain financial intermediaries such as financial planners, investment advisers, broker-dealers or other financial institutions. You may be eligible to purchase more than one share class. However, you may only purchase that class of shares which your financial intermediary sells or services. Your financial intermediary can tell you which class of shares is available through the intermediary.

The Fund reserves the right to change the criteria for eligible investors and accept investments of smaller amounts in its sole discretion.

CLASS A SHARES -- SALES LOAD

Class A shares are generally available to investors who purchase Fund shares through accounts held at financial intermediaries that are not subject to an asset-based fee. Selling Agents may charge a sales load to each investor on the purchase price of Class A shares of up to 3% (the purchase price of Fund shares, which are offered monthly, is their NAV, calculated as described in the section entitled "DETERMINATION OF NET ASSET VALUE"), which is payable in addition to an investor's subscription amount. The specific amount of the sales load paid is not fixed and will be determined by the investor and its Selling Agent. The sales load is expected to be waived for officers and directors of the Fund and officers, directors and employees of the Adviser, the Distributor and their respective affiliates, including members of such persons' immediate families. Because it is retained by the Selling Agent, the sales load will neither constitute an investment made by the investor nor form part of the assets of the Fund. A Selling Agent's receipt of the sales load is subject to the applicable limitations imposed by FINRA rules and regulations. Shareholders should consult with their financial intermediaries about any additional fees or charges they might impose.

CLASS A SHARES -- DISTRIBUTION AND SERVICE FEES

Pursuant to its Distribution and Service Plan, the Fund pays the Distributor a Distribution and Service Fee that is calculated and accrued monthly at an annualized rate of 0.75% of the average net assets of the Fund's Class A shares. The Distribution and Service Fee consists of 0.50% for the sale and marketing of the shares and 0.25% for services provided to shareholders and/or the maintenance of shareholder accounts services. Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. The Distribution and Service Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have distribution and/or service fees.

                      PAYMENTS TO FINANCIAL INTERMEDIARIES

The Fund and/or the Adviser may compensate financial intermediaries for providing a variety of services to the Fund and/or its shareholders. Financial intermediaries include affiliated or unaffiliated brokers, dealers, banks (including bank trust departments), trust companies, registered investment advisers, financial planners, retirement plan administrators, insurance companies, and any other institution having a service, administration, or any similar arrangement with the Fund, its service providers or their respective affiliates. This section briefly describes how financial intermediaries may be paid for providing these services. For more information please see "Payments to Financial Intermediaries" in the SAI.

In addition to these payments, your financial intermediary may charge you account fees, transaction fees for buying or redeeming shares of the Fund, or other fees for servicing your account. Your financial intermediary should provide a schedule of its fees and services to you upon request.

DISTRIBUTION AND SERVICE PLAN

The Fund has adopted a Distribution and Service Plan for Class A shares that allows the Fund to pay Distribution and Service Fees. See CLASS A SHARES -- DISTRIBUTION AND SERVICE FEES above.

OTHER PAYMENTS BY THE FUND

The Fund may enter into agreements with financial intermediaries pursuant to which the Fund may pay financial intermediaries for non-distribution-related sub-transfer agency, administrative, sub-accounting, and other shareholder services. Payments made pursuant to such agreements are generally based on either (1) a percentage of the average daily net assets of Fund shareholders serviced by a financial intermediary, or (2) the number of Fund shareholders serviced by a financial intermediary. Any payments made pursuant to such agreements may be in addition to, rather than in lieu of, Distribution and Services Fees which the Fund may pay to financial intermediaries pursuant to the Fund's Distribution and Service Plan.

OTHER PAYMENTS BY THE ADVISER

From time to time, the Adviser and/or its affiliates, in their discretion, may make payments to certain affiliated or unaffiliated financial intermediaries, including the Distributor and affiliated or unaffiliated Selling Agents, to compensate them for the costs associated with distribution, marketing, administration and shareholder servicing support for the Fund. These payments are sometimes characterized as "revenue sharing" payments and are made out of the Adviser's and/or its affiliates' own legitimate profits or other resources, and may be in addition to any payments made to financial intermediaries by the Fund. A financial intermediary may provide these services with respect to Fund shares sold or held through programs such as retirement plans, qualified tuition programs, fund supermarkets, fee-based advisory or wrap fee programs, bank trust programs, and insurance (e.g., individual or group annuity) programs. In addition, financial intermediaries may receive payments for making shares of the Fund available to their customers or registered representatives, including providing the Fund with "shelf space," placing it on a preferred or recommended fund list, or promoting the Fund in certain sales programs that are sponsored by financial intermediaries. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, the Adviser and/or its affiliates may pay or allow other promotional incentives or payments to financial intermediaries.

The level of payments made by the Adviser and/or its affiliates to individual financial intermediaries varies in any given year and may be negotiated on the basis of sales of Fund shares, the amount of Fund assets serviced by the financial intermediary or the quality of the financial intermediary's relationship with the Adviser and/or its affiliates. These payments may be more or less than the payments received by the financial intermediaries from other funds and may influence a financial intermediary to favor the sales of certain funds or share classes over others. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the NAV or the price of the Fund's shares. Please contact your financial intermediary for information about any payments it may receive in connection with the sale of Fund shares or the provision of services to Fund shareholders, as well as information about any fees and/or commissions it charges.

                          PERIODIC REPURCHASE OFFERS:
                      REPURCHASES OF SHARES AND TRANSFERS

The Fund is a closed-end "interval" fund which, to provide some liquidity and the ability to receive NAV on a disposition of at least a portion of your shares, makes periodic offers to repurchase shares. Except as permitted by the Fund's interval structure, no shareholder will have the right to require the Fund to repurchase its shares.

The Fund has adopted, pursuant to Rule 23c-3(b) under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its shares at NAV on a regular schedule. For each repurchase offer, the Fund will offer to repurchase at least 5% of its total outstanding shares (including all classes of shares), unless the Board has approved a higher amount (but not more than 25% of total outstanding shares) for a particular repurchase offer. The Adviser currently expects under normal market circumstances to recommend that, at each repurchase offer, the Fund will offer to repurchase at least 15% of its total outstanding shares, subject to approval of the Board. The schedule requires the Fund to make repurchase offers every three months. For each repurchase offer, if you own Fund shares on the Fund's record date, you will be entitled to participate in the repurchase offer.

When a repurchase offer commences, the Fund sends, at least twenty-one (21) days before the repurchase request deadline, written notice to each shareholder setting forth, among other things:

o A statement that the Fund is offering to repurchase its securities from shareholders at NAV.

o    Any fees applicable to the repurchase.

o The percentage of outstanding shares that the Fund is offering to repurchase (the "repurchase offer amount") and how the Fund will purchase shares on a pro rata basis if the offer is oversubscribed.

o The date on which a shareholder's repurchase request is due (the "repurchase request deadline").

o The date that will be used to determine the Fund's NAV applicable to the repurchase offer (the "repurchase pricing date").

o The date by which the Fund will pay to shareholders the proceeds from their shares accepted for repurchase (the "repurchase payment deadline").

o The risk of fluctuation in NAV between the repurchase request deadline and the repurchase pricing date.

o The procedures by which shareholders may tender their shares and the right of shareholders to withdraw or modify their tenders before the repurchase request deadline.

o The circumstances in which the Fund may suspend or postpone the repurchase offer.

o The NAV of the shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the Fund's current NAV.

This notice may be included in a shareholder report or other Fund document and may be sent electronically to those shareholders who have consented to electronic delivery. If a shareholder fails to submit a repurchase request in proper form to the Fund or its agent (including a tender of stock in response to a repurchase offer) by the repurchase request deadline, the shareholder will be unable to liquidate shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in proper form at any point before the repurchase request deadline.

DETERMINATION OF REPURCHASE PRICE AND PAYMENT FOR SHARES

The repurchase price payable in respect of a tendered share is equal to the share's NAV as determined on the repurchase pricing date, which will be no later than the 14th day (or the next business day if the 14th day is not a business day) following the repurchase request deadline. The repurchase payment deadline will be seven days after the repurchase pricing date. The Fund's NAV per share may change materially between the date a repurchase offer is mailed and the repurchase request deadline, and it may also change materially between the repurchase request deadline and repurchase pricing date. The method by which the Fund calculates NAV is discussed in the section of this Prospectus entitled "DETERMINATION OF NET ASSET VALUE." During the period an offer to repurchase is open, the Fund calculates its NAV daily on the five business days preceding a repurchase request deadline. Shareholders may obtain the current NAV by calling the Fund at (866) 330-9999.


The Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.00%, which the Fund would retain to help offset non-DE MINIMIS estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing shares, thus allocating estimated transaction costs to the shareholder whose shares are being repurchased. The Fund may introduce a repurchase fee at any time and thereafter modify the repurchase fee at any time in an amount not to exceed 2.00% . The Fund may also waive or reduce the repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.

SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFERS

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not "interested persons" of the Fund ("Independent Trustees").

The Fund may suspend or postpone a repurchase offer only: (1) if the repurchase would cause the Fund to lose its status as a RIC under the Code; (2) if making or effecting the repurchase offer would cause the shares that are subject to the offer that are quoted in an inter-dealer quotation system of a national securities association to not be quoted on any inter-dealer quotation system of a national securities association; (3) for any period during which the New York Stock Exchange ("NYSE") or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (4) for any period during which an emergency exists as a result of which disposal by the Fund of assets owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (5) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

OVERSUBSCRIBED REPURCHASE OFFERS

There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the Board sets for each repurchase offer a maximum percentage of shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional shares up to a maximum amount of 2.00% of the outstanding shares of the Fund. If the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the shares tendered on a pro rata basis.

If any shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit your repurchase request, and your repurchase request will not be given any priority over other shareholders' requests. Thus, there is a risk that the Fund may not purchase all of the shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer.

THERE IS NO ASSURANCE THAT YOU WILL BE ABLE TO TENDER YOUR SHARES WHEN OR IN THE AMOUNT THAT YOU DESIRE.

CONSEQUENCES OF REPURCHASE OFFERS

From the time the Fund distributes or publishes each repurchase offer notification until the repurchase pricing date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, "liquid assets" means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the repurchase request deadline and the repurchase payment date, or which mature by the repurchase payment date. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund's portfolio turnover. The Fund is also permitted to borrow to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing the Fund's expenses and reducing any net investment income. There is no assurance that the Fund will be able to sell a significant amount of additional shares so as to mitigate these effects.

These and other possible risks associated with the Fund's repurchase offers are described in the section of this Prospectus entitled "RISKS." In addition, the repurchase of shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see the section of this Prospectus entitled "TAX CONSIDERATIONS" and the section of the SAI entitled "TAXES."

                        DETERMINATION OF NET ASSET VALUE

The NAV of the Fund's shares is determined by dividing the total value of the Fund's portfolio investments and other assets, less any liabilities, by the total number of shares outstanding. In calculating NAV, the Fund generally values its investment portfolio at market price. You may obtain the current NAV of the Fund by calling (866) 330-9999. The Fund will generally calculate its NAV for the last business day of every week and the last business day of every month as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern Time) by adding the total value of its assets, subtracting its liabilities and then dividing the result by the number of shares outstanding. The Fund also calculates its NAV in connection with periodic repurchase offers as described above.

When valuing portfolio securities, the Fund values securities listed on a securities exchange, market or automated quotation system for which quotations are readily available (other than securities traded on the National Association of Securities Dealers Automated Quotations ("NASDAQ")), including securities traded over the counter, at the last quoted sale price on the primary exchange or market (non-U.S. or domestic) on which the securities are traded, or, if there is no such reported sale, at the most recent quoted bid price. The Fund values securities traded on NASDAQ at the NASDAQ Official Closing Price. If available, debt securities and swaps, such as those held by the Fund, are priced based upon valuations provided by independent, third-party pricing agents. Such values generally reflect the last reported sales price if the security is actively traded. The third-party pricing agents may also value debt securities at an evaluated bid price by employing methodologies that utilize actual market transactions, broker-supplied valuations or other methodologies designed to identify the market value for such securities. Redeemable securities issued by open-end investment companies are valued at the investment company's applicable NAV, with the exception of ETFs, which are priced as equity securities. The prices of non-U.S. securities are reported in local currency and converted to U.S. dollars using currency exchange rates. If a security's price cannot be obtained, as noted above, the Fund will value the securities using a bid price from at least one independent broker. If such prices are not readily available or cannot be valued using the methodologies described above, the Fund will value the security using the Fund's Fair Valuation Procedures, as described below.

Securities held by the Fund with remaining maturities of sixty (60) days or less may be valued by the amortized cost method, which involves valuing a security at its cost on the date of purchase and thereafter (absent unusual circumstances) assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuations in general market rates of interest on the value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by this method, is higher or lower than the price the Fund would receive if it sold the instrument. Further, the value of securities in the Fund can be expected to vary inversely with changes in prevailing interest rates.

Prices for certain securities held by the Fund are provided daily by third-party independent pricing agents. The Adviser reasonably believes that prices provided by independent pricing agents are reliable. However, there can be no assurance that such pricing service's prices will be reliable. The Adviser will regularly monitor the reliability of prices obtained from any pricing service and shall promptly notify the Administrator if it believes that a particular pricing service is no longer a reliable source of prices. The

Administrator, in turn, will notify the Fund's Fair Valuation Committee (the "Committee") if it receives such notification from the Adviser or if the Administrator reasonably believes that a particular pricing service is no longer a reliable source for prices.

The Fund's Fair Valuation Procedures provide that any change in a primary pricing agent or a pricing methodology requires prior approval by the Board. However, when the change would not materially affect valuation of the Fund's net assets or involve a material departure in pricing methodology from that of the Fund's existing pricing agent or pricing methodology, approval may be obtained at the next regularly scheduled meeting of the Board.

Securities for which market prices are not "readily available" or may be unreliable are valued in accordance with Fair Valuation Procedures established by the Board. The Fund's Fair Valuation Procedures are implemented through the Committee.

Some of the more common reasons that may necessitate that a security be valued using Fair Valuation Procedures include: (i) the security's trading has been halted or suspended; (ii) the security has been de-listed from a national exchange; (iii) the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or (iv) the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Valuation Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. Examples of factors the Committee may consider include: (i) the facts giving rise to the need to fair value; (ii) the last trade price; (iii) the performance of the market or the issuer's industry; (iv) the liquidity of the security; (v) the size of the holding in the Fund; or (vi) any other appropriate information.

The determination of a security's fair value price often involves the consideration of a number of subjective factors, and is therefore subject to the unavoidable risk that the value assigned to a security may be higher or lower than the security's value would be if a reliable market quotation for the security was readily available.

For securities that principally trade on a non-U.S. market or exchange, a significant gap in time can exist between the time of a particular security's last trade and the time at which the Fund calculates its NAV. The closing prices of such securities may no longer reflect their market value at the time the Fund calculates NAV if an event that could materially affect the value of those securities (a "Significant Event"), including substantial fluctuations in domestic or non-U.S. markets or occurrences not tied directly to the securities markets, such as natural disasters, armed conflicts or significant governmental actions, has occurred between the time of the security's last close and the time that the Fund calculates NAV. The Fund may invest in securities that are primarily listed on non-U.S. exchanges that trade on weekends or other days when the Fund does not price its shares. As a result, the NAV of the Fund's shares may change on days when shareholders will not be able to purchase or redeem Fund shares.

A Significant Event may relate to a single issuer or to an entire market sector. If the Adviser becomes aware of a Significant Event that has occurred with respect to a security or group of securities after the closing of the exchange or market on which the security or securities principally trade, but before the time at which the Fund calculates NAV, it may request that a Committee meeting be called. In addition, the Administrator monitors price movements among certain selected indices, securities and/or baskets of securities that may be an indicator that the closing prices received earlier from non-U.S. exchanges or markets may not reflect market value at the time the Fund calculates NAV. If price movements in a monitored index or security exceed levels established by the Administrator, the Administrator notifies the Adviser that such limits have been exceeded. In such event, the Adviser makes the determination whether a Committee meeting should be called based on the information provided.

                  DISTRIBUTIONS AND DISTRIBUTION REINVESTMENT

The Fund distributes its net investment income annually and distributes its net realized capital gains, if any, at least annually. If you own Fund shares on the Fund's record date, you will be entitled to receive the distribution.

All distributions will be reinvested in additional shares of the Fund, unless you choose to have distributions of net investment income or net realized capital gains or both paid in cash. If you wish to change your distribution option, write or call the Fund, One Freedom Valley Drive, Oaks, Pennsylvania 19456, (866) 330-9999, thirty (30) days in advance of the record date for the distributions. If you elect to receive distributions of net investment income and/or net realized capital gains paid in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Fund reserves the right to reinvest the distribution check in your account, at the Fund's current NAV, and to reinvest all subsequent distributions.

When the Fund declares a distribution, the Administrator, on the shareholder's behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund's NAV per share.

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See the section of this Prospectus entitled "TAX CONSIDERATIONS."

The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.

Additional information about the policy is available from the Administrator at the address and phone number given above.

                               TAX CONSIDERATIONS

You should always consult your tax adviser for specific guidance regarding the federal, state and local tax effects of your investment in the Fund. The following is a summary of the U.S. federal income tax consequences of investing in the Fund. This summary does not apply to shares held in an individual retirement account or other tax-qualified plans, which are generally not subject to current tax. Transactions relating to shares held in such accounts may, however, be taxable at some time in the future.

The Fund intends to distribute substantially all of its net investment income and net realized capital gains, if any. The dividends and distributions you receive, whether in cash or reinvested in additional shares of the Fund may be subject to federal, state, and local taxation, depending upon your tax situation. Income distributions, including distributions of net short-term capital gains but excluding distributions of qualified dividend income, are generally taxable at ordinary income tax rates. Long-term capital gains distributions and distributions that are reported by the Fund as qualified dividend income are generally taxable at the rates applicable to long-term capital gains and currently set at a maximum tax rate for individuals at 20% (lower rates apply to individuals in lower tax brackets). Once a year the Fund (or its administrative agent) will send you a statement showing the types and total amount of distributions you received during the previous year.

Each sale of shares of the Fund may be a taxable event. A sale may result in a capital gain or loss to you. The gain or loss generally will be treated as short term if you held the shares twelve (12) months or less, long term if you held the shares for longer. For tax purposes, an exchange of your Fund shares for shares of a different fund is the same as a sale.

Shareholders whose shares are repurchased by the Fund may realize a capital gain or loss on the repurchase. For federal income tax purposes, a repurchase generally should be treated as a sale or exchange provided that the repurchase is not essentially equivalent to a dividend, is a substantially disproportionate repurchase, is a complete repurchase of a shareholder's entire interest in the Fund, or is in partial liquidation of the Fund. If the foregoing tests are not met, there is a risk that the proceeds from a repurchase could be taxable as a dividend to such shareholder. Furthermore, there is a risk that shareholders who do not participate in a repurchase could be treated as receiving a constructive dividend as a result of their proportionate increase in their ownership of the Fund resulting from the repurchase of other shareholders' shares. Shareholders would be notified of this treatment at year end and provided with a 1099-DIV form.

You should note that if you purchase shares just before a distribution, the purchase price would reflect the amount of the upcoming distribution. In this case, you would be taxed on the entire amount of the distribution received, even though, as an economic matter, the distribution simply constitutes a return of your investment. This is known as "buying a dividend" and should be avoided by taxable investors.

U.S. individuals with income exceeding $200,000 ($250,000 if married and filing jointly) are subject to a 3.8% Medicare contribution tax on their "net investment income," including interest, dividends, and capital gains (including capital gains realized on the sale or exchange of shares of the Fund).

The Fund is required to report to certain shareholders and the IRS the cost basis of Fund shares that are repurchased by the Fund. The Fund will determine cost basis using the average cost method unless the shareholder elects in writing any alternate IRS-approved cost basis method. The cost basis method elected by the Fund shareholder (or the cost basis method applied by default) for each sale of Fund shares may not be changed after the settlement date of each such sale of Fund shares. Fund shareholders should consult their tax advisers to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how cost basis reporting applies to them. Shareholders should also carefully review any cost basis information provided to them and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns. Please see the SAI for more information regarding cost basis reporting.

The Fund intends to elect and to qualify each year to be treated as a RIC under the Code. In order to do so it must derive at least 90% of its gross income each taxable year from qualifying income and diversify its assets as described in more detail in the Fund's SAI. Certain of the Fund's investments generally do not generate qualifying income if made directly by the Fund. The Fund, however, intends to gain exposure to certain non-qualifying investments including commodities investments through their investment in their wholly-owned Subsidiary. The Subsidiary intends to invest directly or indirectly in commodities, interest rates, currencies, bonds and other commodity-linked derivative instruments, including options, futures contracts, swaps, options on futures contracts. There is the possibility that the IRS may issue guidance providing that a RIC's investment in its own subsidiary no longer provides qualifying income to a RIC which would likely cause the Fund to significantly change its investment strategy and could adversely affect the Fund. In addition, for purposes of satisfying the asset diversification test (as described more fully in the SAI) it may be difficult for the Fund to identify the "issuer" of certain Fund investments including any total return swaps used for indirect investment exposure. There is a risk that the IRS could make an adverse determination with respect to identifying the issuer of Fund investments and could disagree with the Fund's valuation of the underlying issuers to a particular derivative. Such an adverse determination could therefore jeopardize the Fund's status as a RIC which would ultimately affect a shareholder's return on its investment in the Fund.

To the extent the Fund invests in non-U.S. securities, it may be subject to foreign withholding taxes with respect to dividends or interest the Fund received from sources in non-U.S. countries. If more than 50% of the total assets of the Fund consist of non-U.S. securities, the Fund will be eligible to elect to treat some of those taxes as a distribution to shareholders, which would allow shareholders to offset some of their U.S. federal income tax. The Fund (or its administrative agent) will notify you if it makes such an election and provide you with the information necessary to reflect foreign taxes paid on your income tax return.

MORE INFORMATION ABOUT TAXES IS IN THE SAI.

                  DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund's Agreement and Declaration of Trust (the "Declaration of Trust") authorizes the issuance of an unlimited number of shares of the Fund, each of which represents an equal proportionate interest in the Fund with each other share. Shares are entitled upon liquidation to a pro rata share in the net assets of the Fund. Shareholders have no pre-emptive rights. Currently there are two classes of shares in the Fund. The Declaration of Trust provides that the Trustees may create additional classes of shares. Share certificates representing shares will not be issued. The Fund's shares, when issued, are fully paid and non-assessable. The Fund does not intend to hold annual meetings of its shareholders.


Set forth below is a chart describing shares outstanding as of June 15, 2017:


----------------------------------------------------------------------------------------
       (1)                 (2)                       (3)                    (4)
 TITLE OF CLASS     AMOUNT AUTHORIZED           AMOUNT HELD BY       AMOUNT OUTSTANDING
                                            REGISTRANT OR FOR ITS    EXCLUSIVE OF AMOUNT
                                                  ACCOUNT             SHOWN UNDER (3)
----------------------------------------------------------------------------------------
CLASS I SHARES         UNLIMITED                 534,387.64               349,267.18
----------------------------------------------------------------------------------------
CLASS A SHARES         UNLIMITED                      0                       0
----------------------------------------------------------------------------------------

SHARES

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of distributions when, as and if declared by the Board. The Fund currently intends to make distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than annually. Unless the registered owner of shares elects to receive cash, all distributions declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. The 1940 Act may limit the payment of distributions to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund (in cash or in kind) among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no preemptive rights associated with the shares. The Declaration of Trust provides that the Fund's shareholders are not liable for any liabilities of the Fund.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund's shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund's asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

THE FUND
DESCRIPTION OF PERMITTED INVESTMENTS AND RELATED RISKS
INVESTMENT LIMITATIONS
THE ADVISER
PORTFOLIO MANAGEMENT
THE ADMINISTRATOR
THE TRANSFER AGENT
THE DISTRIBUTOR
PAYMENTS TO FINANCIAL INTERMEDIARIES
THE CUSTODIAN
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
LEGAL COUNSEL
TRUSTEES AND OFFICERS OF THE FUND
PURCHASING SHARES
DETERMINATION OF NET ASSET VALUE
TAXES
FUND TRANSACTIONS
PORTFOLIO HOLDINGS
DESCRIPTION OF SHARES
LIMITATION OF TRUSTEES' LIABILITY
PROXY VOTING
CODES OF ETHICS
PRINCIPAL SHAREHOLDERS AND CONTROL PERSONS
FINANCIAL STATEMENTS
APPENDIX A -- DESCRIPTION OF RATINGS
APPENDIX B - PROXY VOTING POLICIES AND PROCEDURES













                                                                 WIN-PS-004-0100

                      STATEMENT OF ADDITIONAL INFORMATION


                                  JULY 3, 2017


                     WINTON DIVERSIFIED OPPORTUNITIES FUND

                                 CLASS I SHARES
                                 CLASS A SHARES

                              INVESTMENT ADVISER:

                             WINTON CAPITAL US LLC


This Statement of Additional Information ("SAI") is not a prospectus. This SAI is intended to provide additional information regarding the activities and operations of Winton Diversified Opportunities Fund (the "Fund"). This SAI is incorporated by reference and should be read in conjunction with the Fund's prospectus dated July 3, 2017 (the "Prospectus"). The Fund's audited financial statements for the fiscal year ended October 31, 2016 are incorporated by reference to the Fund's 2016 Annual Report. You may obtain the Prospectus and the Annual Report, without charge by calling the Fund at (866) 330-9999. Capitalized terms not defined herein are defined in the Prospectus.



--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


THE FUND                                                                     S-1
DESCRIPTION OF PERMITTED INVESTMENTS AND RELATED RISKS                       S-1
INVESTMENT LIMITATIONS                                                      S-29
THE ADVISER                                                                 S-31
PORTFOLIO MANAGEMENT                                                        S-33
THE ADMINISTRATOR                                                           S-34
TRANSFER AGENT                                                              S-35
THE DISTRIBUTOR                                                             S-35
PAYMENTS TO FINANCIAL INTERMEDIARIES                                        S-35
THE CUSTODIAN                                                               S-37
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                               S-37
LEGAL COUNSEL                                                               S-37
TRUSTEES AND OFFICERS OF THE FUND                                           S-37
PURCHASING SHARES                                                           S-47
DETERMINATION OF NET ASSET VALUE                                            S-47
TAXES                                                                       S-49
FUND TRANSACTIONS                                                           S-57
PORTFOLIO HOLDINGS                                                          S-60
DESCRIPTION OF SHARES                                                       S-60
LIMITATION OF TRUSTEES' LIABILITY                                           S-61
PROXY VOTING                                                                S-61
CODES OF ETHICS                                                             S-61
PRINCIPAL SHAREHOLDERS AND CONTROL PERSONS                                  S-61
APPENDIX A -- DESCRIPTION OF RATINGS                                         A-1
APPENDIX B - PROXY VOTING POLICIES AND PROCEDURES                            B-1


July 3, 2017                                                     WIN-SX-003-0400

THE FUND

GENERAL. The Fund is a closed-end, diversified investment management company established under Delaware law as a Delaware statutory trust under an Agreement and Declaration of Trust dated December 2, 2014, as may be amended from time to time (the "Declaration of Trust"). The Fund is a continuously offered (on a monthly basis) fund that is operated as an interval fund. Winton Capital US LLC (the "Adviser") serves as the Fund's investment adviser.

DESCRIPTION OF MULTIPLE CLASSES OF SHARES. The Fund is authorized to offer Class I shares and Class A shares of the Fund. The different classes provide for variations in sales charges and distribution and shareholder servicing fees. For more information on distribution and shareholder servicing expenses, see "Payments to Financial Intermediaries" in this SAI. The Fund reserves the right to create and issue additional classes of shares.

Because the Fund will pay the Adviser an incentive fee based on the Fund's performance, each investor must also be a "qualified client" as that term is defined in Rule 205-3(d)(1) under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and related guidance provided by the Securities and Exchange Commission ("SEC") or its Staff.

VOTING RIGHTS. Each shareholder of record is entitled to one vote for each share held on the record date for the shareholder action or meeting. The Fund is not required, and does not intend, to hold annual meetings of shareholders. Approval of shareholders will be sought, however, for certain changes in the operation of the Fund and for the election of trustees of the Fund (each, a "Trustee") under certain circumstances. Under the Declaration of Trust, the Trustees have the power to liquidate the Fund without shareholder approval. While the Trustees have no present intention of exercising this power, they may do so if the Fund fails to reach a viable size within a reasonable amount of time or for such other reasons as may be determined by the Fund's Board of Trustees (the "Board").

In addition, a Trustee may be removed by the remaining Trustees or by shareholders at a special meeting called upon written request of shareholders owning at least 10% of the outstanding shares of the Fund. In the event that such a meeting is requested, the Fund will provide appropriate assistance and information to the shareholders requesting the meeting.

Shares represent proportionate interests in the Fund's assets.

DIVERSIFICATION. The Fund is classified as a "diversified" investment company under the 1940 Act.

DESCRIPTION OF PERMITTED INVESTMENTS AND RELATED RISKS

The Fund's investment objective and principal investment strategies are described in the Prospectus. The following information supplements, and should be read in conjunction with, the Prospectus. The following are descriptions of the permitted investments and investment practices of the Fund and the associated risk factors. The Fund may invest in any of the following instruments or engage in any of the following investment practices unless such investment or activity is inconsistent with or is not permitted by the Fund's stated investment policies, including those stated below under the heading "Investment Limitations."

AMERICAN DEPOSITARY RECEIPTS ("ADRS"). ADRs, as well as other "hybrid" forms of ADRs, including European Depositary Receipts ("EDRs") and Global Depositary Receipts ("GDRs") (together, "Depositary Receipts"), are certificates evidencing ownership of shares of a non-US issuer. Depositary Receipts are securities that evidence ownership interests in a security or a pool of securities that have been deposited with a "depository" and may be sponsored or unsponsored. These certificates are issued by depository banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer's home country. The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. Depositary Receipts are alternatives to directly purchasing the underlying non-US securities in their national markets and currencies. However, Depositary Receipts continue to be subject to many of the risks associated with investing directly in non-US securities.

For ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a non-US issuer. For other depositary receipts, the depository may be a non-US or a U.S. entity, and the underlying securities may have a non-US or a U.S. issuer. Depositary receipts will not necessarily be denominated in the same currency as their underlying securities. Generally, ADRs are issued in registered form, denominated in U.S. dollars, and designed for use in the U.S. securities markets. Other depositary receipts, such as GDRs and EDRs, may be issued in bearer form and denominated in other currencies, and are generally designed for use in securities markets outside the United States. While the two types of depositary receipt facilities (unsponsored or sponsored) are similar, there are differences regarding a holder's rights and obligations and the practices of market participants. A depository may establish an unsponsored facility without participation by (or acquiescence of) the underlying issuer; typically, however, the depository requests a letter of non-objection from the underlying issuer prior to establishing the facility. Holders of unsponsored depositary receipts generally bear all the costs of the facility. The depository usually charges fees upon deposit and withdrawal of the underlying securities, the conversion of dividends into U.S. dollars or other currency, the disposition of non-cash distributions, and the performance of other services. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the underlying issuer or to pass through voting rights to depositary receipt holders with respect to the underlying securities.

Sponsored depositary receipt facilities are created in generally the same manner as unsponsored facilities, except that sponsored depositary receipts are established jointly by a depository and the underlying issuer through a deposit agreement. The deposit agreement sets out the rights and responsibilities of the underlying issuer, the depository, and the depositary receipt holders. With sponsored facilities, the underlying issuer typically bears some of the costs of the depositary receipts (such as dividend payment fees of the depository), although most sponsored depositary receipts agree to distribute notices of shareholders meetings, voting instructions, and other shareholder communications and information to the depositary receipt holders at the underlying issuer's request. The depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through, to the holders of the receipts, voting rights with respect to the deposited securities.

For purposes of the Fund's investment policies, investments in depositary receipts will be deemed to be investments in the underlying securities. Thus, a depositary receipt representing ownership of common stock will be treated as common stock. Depositary receipts do not eliminate all of the risks associated with directly investing in the securities of non-US issuers.

Investments in the securities of non-US issuers may subject the Fund to investment risks that differ in some respects from those related to investments in securities of U.S. issuers. See "Risks of Non-U.S. Securities" below.

EQUITY SECURITIES. Equity securities represent ownership interests in a company or partnership and consist of common stocks, preferred stocks, warrants and rights to acquire common stock, securities convertible into common stock, and investments in master limited partnerships ("MLPs"). Investments in equity securities in general are subject to market risks that may cause their prices to fluctuate over time. Fluctuations in the value of equity securities in which the Fund invests will cause the net asset value ("NAV") of the Fund to fluctuate. The Fund purchases equity securities traded on global securities exchanges or the over-the-counter market. Equity securities are described in more detail below:

o COMMON STOCK. Common stock represents an equity or ownership interest in an issuer. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds and preferred stock take precedence over the claims of those who own common stock.

o PREFERRED STOCK. Preferred stock represents an equity or ownership interest in an issuer that pays dividends at a specified rate and that has precedence over common stock in the payment of dividends. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds take precedence over the claims of those who own preferred and common stock.

o ALTERNATIVE ENTITY SECURITIES. Alternative entity securities are the securities of entities that are formed as limited partnerships, limited liability companies, business trusts or other non-corporate entities that are similar to common or preferred stock of corporations.

o EXCHANGE-TRADED FUNDS ("ETFS"). ETFs are investment companies whose shares are bought and sold on a securities exchange. The risks of owning interests of an ETF generally reflect the same risks as owning the underlying securities or other instruments in which the ETF invests, although lack of liquidity in an ETF could result in its value being more volatile than the underlying portfolio of securities. An ETF holds a portfolio of securities that is either actively managed by its investment adviser or is passively managed and designed to track a particular market segment or index. The Fund could purchase an ETF to temporarily gain exposure to a portion of the U.S. or non-U.S. markets while awaiting an opportunity to purchase securities directly. Similarly, the Fund may establish a short position in an ETF to gain inverse exposure to a portion of the U.S. or non-U.S. markets. The shares of certain ETFs may trade at a premium or discount to their intrinsic value. A premium is the amount that the shares of an ETF are trading above the ETF's reported NAV, expressed as a percentage of the NAV. A discount is the amount that the shares of an ETF are trading below the ETF's reported NAV, expressed as a percentage of the NAV. For example, supply and demand for shares of an ETF or market disruptions may cause the market price of the ETF to deviate from the value of the ETF's investments, which may be emphasized in less liquid markets. If the Fund purchases shares of an ETF at a time when the market price of the ETF's shares is at a premium to their NAV or sells the ETF's shares when their market price is at a discount to their NAV, this may have an adverse effect on the value of the Fund. ETFs, like mutual funds, have expenses associated with their operation, including advisory fees. When the Fund invests in an ETF, in addition to directly bearing expenses associated with its own operations, it will bear a pro rata portion of the ETF's expenses. Such ETF expenses may make owning shares of the ETF more costly than owning the underlying securities directly. See also "Securities of Other Investment Companies" below.

o WARRANTS. Warrants are instruments that entitle the holder to buy an equity security at a specific price for a specific period of time. Changes in the value of a warrant do not necessarily correspond to changes in the value of its underlying security. The price of a warrant may be more volatile than the price of its underlying security, and a warrant may offer greater potential for capital appreciation as well as capital loss. Warrants do not entitle a holder to dividends or voting rights with respect to the underlying security and do not represent any rights in the assets of the issuing company. A warrant ceases to have value if it is not exercised prior to its expiration date. These factors can make warrants more speculative than other types of investments.

o CONVERTIBLE SECURITIES. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted or exchanged (by the holder or by the issuer) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio. A convertible security may also be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. If a convertible security held by the Fund is called for redemption or conversion, the Fund could be required to tender it for redemption, convert it into the underlying common stock, or sell it to a third party.

     Convertible securities generally have less potential for gain or loss than common stocks. Convertible securities generally provide yields higher than the underlying common stocks, but generally lower than comparable non-convertible securities. Because of this higher yield, convertible securities generally sell at a price above their "conversion value," which is the current market value of the stock to be received upon conversion. The difference between this conversion value and the price of convertible securities will vary over time depending on changes in the value of the underlying common stocks and interest rates. When the underlying common stocks decline in value, convertible securities will tend not to decline to the same extent because of the interest or dividend payments and the repayment of principal at maturity for certain types of convertible securities. However, securities that are convertible other than at the option of the holder generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. When the underlying common stocks rise in value, the value of convertible securities may also be expected to increase. At the same time, however, the difference between the market value of convertible securities and their conversion value will narrow, which means that the value of convertible securities will generally not increase to the same extent as the value of the underlying common stocks. Because convertible securities may also be interest-rate sensitive, their value may increase as interest rates fall and decrease as interest rates rise. Convertible securities are also subject to credit risk, and are often lower-quality securities.

o MASTER LIMITED PARTNERSHIPS. MLPs are limited partnerships or limited liability companies, whose partnership units or limited liability interests are listed and traded on a U.S. securities exchange, and are treated as publicly traded partnerships for federal income tax purposes. To qualify to be treated as a partnership for tax purposes, an MLP must receive at least 90% of its income from qualifying sources as set forth in Section 7704(d) of the Internal Revenue Code of 1986, as amended (the "Code"). These qualifying sources include activities such as the exploration, development, mining, production, processing, refining, transportation, storage and marketing of mineral or natural resources. To the extent that an MLP's interests are concentrated in a particular industry or sector, such as the energy sector, the MLP will be negatively impacted by economic events adversely impacting that industry or sector.

     MLPs that are formed as limited partnerships generally have two classes of owners, the general partner and limited partners, while MLPs that are formed as limited liability companies generally have two analogous classes of owners, the managing member and the members. For purposes of this section, references to general partners also apply to managing members and references to limited partners also apply to members.

     The general partner is typically owned by a major energy company, an investment fund, the direct management of the MLP or is an entity owned by one or more of such parties. The general partner may be structured as a private or publicly traded corporation or other entity. The general partner typically controls the operations and management of the MLP through an equity interest of as much as 2% in the MLP plus, in many cases, ownership of common units and subordinated units. A holder of general partner interests can be liable under certain circumstances for amounts greater than the amount of the holder's investment in the general partner interest. General partner interests are not publicly traded and generally cannot be converted into common units. The general partner interest can be redeemed by the MLP if the MLP unitholders choose to remove the general partner, typically with a supermajority vote by limited partner unitholders.

     Limited partners own the remainder of the MLP through ownership of common units and have a limited role in the MLP's operations and management. Common units are listed and traded on U.S. securities exchanges, with their value fluctuating predominantly based on prevailing market conditions and the success of the MLP. Unlike owners of common stock of a corporation, owners of common units have limited voting rights and have no ability annually to elect directors. In the event of liquidation, common units have preference over subordinated units, but not over debt or preferred units, to the remaining assets of the MLP.

     MLPs are typically structured such that common units and general partner interests have first priority to receive quarterly cash distributions up to an established minimum amount ("minimum quarterly distributions" or "MQD"). Common and general partner interests also accrue arrearages in distributions to the extent the MQD is not paid. Once common and general partner interests have been paid, subordinated units receive distributions of up to the MQD; however, subordinated units do not accrue arrearages. Distributable cash in excess of the MQD paid to both common and subordinated units is distributed to both common and subordinated units generally on a pro rata basis. The general partner is also eligible to receive incentive distributions if the general partner operates the business in a manner which results in distributions paid per common unit surpassing specified target levels. As the general partner increases cash distributions to the limited partners, the general partner receives an increasingly higher percentage of the incremental cash distributions. A common arrangement provides that the general partner can reach a tier where it receives 50% of every incremental dollar paid to common and subordinated unit holders. These incentive distributions encourage the general partner to streamline costs, increase capital expenditures and acquire assets in order to increase the partnership's cash flow and raise the quarterly cash distribution in order to reach higher tiers. Such results benefit all security holders of the MLP.

GENERAL RISKS OF INVESTING IN STOCKS. While investing in stocks allows investors to participate in the benefits of owning a company, such investors must accept the risks of ownership. Unlike bondholders, who have preference to a company's earnings and cash flow, preferred stockholders, followed by common stockholders in order of priority, are entitled only to the residual amount after a company meets its other obligations. For this reason, the value of a company's stock will usually react more strongly to actual or perceived changes in the company's financial condition or prospects than its debt obligations. Stockholders of a company that fares poorly can lose money.

Stock markets tend to move in cycles with short or extended periods of rising and falling stock prices. The value of a company's stock may fall because of:

o factors that directly relate to that company, such as decisions made by its management or lower demand for the company's products or services;

o factors affecting an entire industry, such as increases in production costs; and

o changes in general financial market conditions that are relatively unrelated to the company or its industry, such as changes in interest rates, currency exchange rates or inflation rates.

Because preferred stock is generally junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar stated yield characteristics.

REAL ESTATE INVESTMENT TRUSTS ("REITS"). A REIT is a corporation or business trust (that would otherwise be taxed as a corporation) which meets the definitional requirements of the Code. The Code permits a qualifying REIT to deduct from taxable income the dividends paid, thereby effectively eliminating corporate level federal income tax and making the REIT a pass-through vehicle for federal income tax purposes. To meet the definitional requirements of the Code, a REIT must, among other things: invest substantially all of its assets in interests in real estate (including mortgages and other REITs), cash and government securities; derive most of its income from rents from real property or interest on loans secured by mortgages on real property; and distribute annually 90% or more of its otherwise taxable income to shareholders. Although the REIT structure originated in the United States, a number of countries around the world have adopted, or are considering adopting, similar REIT and REIT-like structures.

REITs are sometimes informally characterized as Equity REITs and Mortgage REITs. An Equity REIT invests primarily in the fee ownership or leasehold ownership of land and buildings; a Mortgage REIT invests primarily in mortgages on real property, which may secure construction, development or long-term loans.

REITs in which the Fund invests may be affected by changes in underlying real estate values, which may have an exaggerated effect to the extent that REITs in which the Fund invests may concentrate investments in particular geographic regions or property types. Additionally, rising interest rates may cause investors in REITs to demand a higher annual yield from future distributions, which may in turn decrease market prices for equity securities issued by REITs. Rising interest rates also generally increase the costs of obtaining financing, which could cause the value of the Fund's investments to decline. During periods of declining interest rates, certain Mortgage REITs may hold mortgages that the mortgagors elect to prepay, which prepayment may diminish the yield on securities issued by such Mortgage REITs. In addition, Mortgage REITs may be affected by the ability of borrowers to repay when due the debt extended by the REIT and Equity REITs may be affected by the ability of tenants to pay rent.

Certain REITs have relatively small market capitalization, which may tend to increase the volatility of the market price of securities issued by such REITs. Furthermore, REITs are dependent upon specialized management skills, have limited diversification and are, therefore, subject to risks inherent in operating and financing a limited number of projects. By investing in REITs indirectly through the Fund, a shareholder will bear not only his proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of the REITs. REITs depend generally on their ability to generate cash flow to make distributions to shareholders.

In addition to these risks, Equity REITs may be affected by changes in the value of the underlying property owned by the trusts, while Mortgage REITs may be affected by the quality of any credit extended. Further, Equity and Mortgage REITs are dependent upon management skills and generally may not be diversified. Equity and Mortgage REITs are also subject to heavy cash flow dependency defaults by borrowers and self-liquidation. In addition, Equity and Mortgage REITs could possibly fail to qualify for tax free pass-through of income under the Code or to maintain their exemptions from registration under the 1940 Act. The above factors may also adversely affect a borrower's or a lessee's ability to meet its obligations to the REIT. In the event of default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

MICRO, SMALL AND MEDIUM CAPITALIZATION ISSUERS. Investing in equity securities of micro, small and medium capitalization companies often involves greater risk than is customarily associated with investments in larger capitalization companies. This increased risk may be due to the greater business risks of smaller size, limited markets and financial resources, narrow product lines and frequent lack of depth of management. The securities of micro and smaller companies are often traded in the over-the-counter market and even if listed on a national securities exchange may not be traded in volumes typical for that exchange. Consequently, the securities of micro and smaller companies are less likely to be liquid, may have limited market stability, and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general.

INITIAL PUBLIC OFFERINGS ("IPOS"). The Fund may invest a portion of its assets in securities of companies offering shares in IPOs. IPOs may have a magnified performance impact on a fund with a small asset base. The Fund may hold IPO shares for a very short period of time, which may increase the turnover of the Fund's portfolio and may lead to increased expenses for the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. The limited number of shares available for trading in some IPOs may make it more difficult for the Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Holders of IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

The Fund's investment in IPO shares may include the securities of unseasoned companies (companies with less than three years of continuous operations), which presents risks considerably greater than common stocks of more established companies. These companies may have limited operating histories and their prospects for profitability may be uncertain. These companies may be involved in new and evolving businesses and may be vulnerable to competition and changes in technology, markets and economic conditions. They may be more dependent on key managers and third parties and may have limited product lines.

NON-U.S. SECURITIES. Non-U.S. securities include equity securities of non-US entities, obligations of non-US branches of U.S. banks and of non-U.S. banks, including, without limitation, European Certificates of Deposit, European Time Deposits, European Bankers' Acceptances, Canadian Time Deposits, Europaper and Yankee Certificates of Deposit, and investments in Canadian Commercial Paper and non-U.S. securities.

     o EMERGING MARKETS. Emerging market countries are those countries that are: (i) characterized as developing or emerging by any of the World Bank, the United Nations, the International Finance Corporation, or the European Bank for Reconstruction and Development; (ii) included in an emerging markets index by a recognized index provider; or (iii) countries with similar developing or emerging characteristics as countries classified as emerging market countries pursuant to sub-paragraph (i) and (ii) above, in each case determined at the time of purchase.

     o INVESTMENT FUNDS. Some emerging countries currently prohibit direct foreign investment in the securities of their companies. Certain emerging countries, however, permit indirect foreign investment in the securities of companies listed and traded on their stock exchanges through investment funds that they have specifically authorized. Investments in these investment funds by the Fund are subject to the provisions of the 1940 Act. If the Fund invests in such investment funds, shareholders will bear not only their proportionate share of the expenses (including operating expenses and the fees of the Adviser), but also will indirectly bear similar expenses of the underlying investment funds. In addition, these investment funds may trade at a premium over their NAV.

RISKS OF NON-U.S. SECURITIES. Non-U.S. securities, non-U.S. currencies, and securities issued by U.S. entities with substantial non-U.S. operations may involve significant risks in addition to the risks inherent in U.S. investments. Such risks include future adverse political and economic developments, the possible imposition of withholding taxes on interest or other income, possible seizure, nationalization, or expropriation of non-U.S. deposits, the possible establishment of exchange controls or taxation at source, greater fluctuations in value due to changes in exchange rates or the adoption of other non-U.S. governmental restrictions which might adversely affect the payment of principal and interest on such obligations.

     o POLITICAL AND ECONOMIC FACTORS. Local political, economic, regulatory, or social instability, military action or unrest, or adverse diplomatic developments may affect the value of non-U.S. investments. Listed below are some of the more important political and economic factors that could negatively affect an investment in non-U.S. securities:

          o The economies of non-U.S. countries may differ from the economy of the United States in such areas as growth of GNP, rate of inflation, capital reinvestment, resource self- sufficiency, budget deficits and national debt;

          o non-U.S. governments sometimes participate to a significant degree, through ownership interests or regulation, in their respective economies. Actions by these governments could significantly influence the market prices of securities and payment of dividends;

          o The economies of many non-U.S. countries are dependent on international trade and their trading partners and they could be severely affected if their trading partners were to enact protective trade barriers and economic conditions;

          o The internal policies of a particular non-U.S. country may be less stable than in the United States. Other countries face significant external political risks, such as possible claims of sovereignty by other countries or tense and sometimes hostile border clashes; and

          o A non-U.S. government may act adversely to the interests of U.S. investors, including expropriation or nationalization of assets, confiscatory taxation and other restrictions on U.S. investment. A country may restrict or control foreign investments in its securities markets. These restrictions could limit the Fund's ability to invest in a particular country or make it very expensive for the Fund to invest in that country. Some countries require prior governmental approval or limit the types or amount of securities or companies in which a foreigner can invest. Other countries may restrict the ability of foreign investors to repatriate their investment income and capital gains.

     o INFORMATION AND SUPERVISION. There is generally less publicly available information about non- U.S. companies than companies based in the United States. For example, there are often no reports and ratings published about non-U.S. companies comparable to the ones written about U.S. companies. Non-U.S. companies are typically not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies. The lack of comparable information makes investment decisions concerning non-U.S. companies more difficult and less reliable than domestic companies. Non-U.S. branches of U.S. banks and non-U.S. banks may be subject to less stringent reserve requirements than those applicable to domestic branches of U.S. banks.

     o STOCK EXCHANGE AND MARKET RISK. The Adviser anticipates that in most cases an exchange or over-the-counter market located outside of the United States will be the best available market for non-U.S. securities. Non-U.S. stock markets, while growing in volume and sophistication, are generally not as developed as the markets in the United States. Non-U.S. stock markets tend to differ from those in the United States in a number of ways.

          Non-U.S. stock markets:

               o are generally more volatile than, and not as developed or efficient as, those in the United States;

               o    have substantially less volume;

               o trade securities that tend to be less liquid and experience rapid and erratic price movements;

               o have generally higher commissions and are subject to set minimum rates, as opposed to negotiated rates;

               o employ trading, settlement and custodial practices less developed than those in U.S. markets; and

               o may have different settlement practices, which may cause delays and increase the potential for failed settlements.

          Non-U.S. markets may offer less protection to shareholders than U.S. markets because:

               o non-U.S. accounting, auditing, and financial reporting requirements may render a non-U.S. corporate balance sheet more difficult to understand and interpret than one subject to U.S. law and standards;

               o adequate public information on non-U.S. issuers may not be available, and it may be difficult to secure dividends and information regarding corporate actions on a timely basis;

               o in general, there is less overall governmental supervision and regulation of securities exchanges, brokers, and listed companies than in the United States;

               o over-the-counter markets tend to be less regulated than stock exchange markets and, in certain countries, may be totally unregulated;

               o economic or political concerns may influence regulatory enforcement and may make it difficult for shareholders to enforce their legal rights; and

               o restrictions on transferring securities within the United States or to U.S. persons may make a particular security less liquid than non-U.S. securities of the same class that are not subject to such restrictions.

     o FOREIGN CURRENCY RISK. While the Fund denominates its NAV in U.S. dollars, the securities of non-U.S. companies are frequently denominated in foreign currencies. Thus, a change in the value of a foreign currency against the U.S. dollar will result in a corresponding change in value of securities denominated in that currency. Some of the factors that may impair the investments denominated in a foreign currency are:

               o It may be expensive to convert foreign currencies into U.S. dollars and vice versa;

               o Complex political and economic factors may significantly affect the values of various currencies, including the U.S. dollar, and their exchange rates;

               o Government intervention may increase risks involved in purchasing or selling foreign currency options, forward contracts and futures contracts, since exchange rates may not be free to fluctuate in response to other market forces;

               o There may be no systematic reporting of last sale information for foreign currencies or regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis;

               o Available quotation information is generally representative of very large round-lot transactions in the inter-bank market and thus may not reflect exchange rates for smaller odd-lot transactions (less than $1 million) where rates may be less favorable; and

               o The inter-bank market in foreign currencies is a global, around-the-clock market. To the extent that a market is closed while the markets for the underlying currencies remain open, certain markets may not always reflect significant price and rate movements.

     o TAXES. Certain non-U.S. governments levy withholding taxes on dividend and interest income. Although in some countries it is possible for the Fund to recover a portion of these taxes, the portion that cannot be recovered will reduce the income the Fund receives from its investments.

     o EMERGING MARKETS. Investing in emerging markets may magnify the risks of non-U.S. investing. Security prices in emerging markets can be significantly more volatile than those in more developed markets, reflecting the greater uncertainties of investing in less established markets and economies. In particular, countries with emerging markets may:

               o    Have relatively unstable governments;

               o Present greater risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets;

               o Offer less protection of property rights than more developed countries; and

               o Have economies that are based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.

          Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

MONEY MARKET SECURITIES. Money market securities include short-term U.S. government securities; custodial receipts evidencing separately traded interest and principal components of securities issued by the U.S. Treasury; commercial paper rated in the highest short-term rating category by a nationally recognized statistical ratings organization ("NRSRO"), such as Standard & Poor's Rating Services ("S&P") or Moody's Investor Services, Inc. ("Moody's"), or determined by the Adviser to be of comparable quality at the time of purchase; short-term bank obligations (certificates of deposit, time deposits and bankers' acceptances) of U.S. commercial banks with assets of at least $1 billion as of the end of their most recent fiscal year; and repurchase agreements involving such securities. Each of these money market securities are described below. For a description of ratings, see "Appendix A -- Description of Ratings" to this SAI.

U.S. GOVERNMENT SECURITIES. The Fund may invest in U.S. government securities. Securities issued or guaranteed by the U.S. government or its agencies or instrumentalities include U.S. Treasury securities, which are backed by the full faith and credit of the U.S. Treasury and which differ only in their interest rates, maturities, and times of issuance. U.S. Treasury bills have initial maturities of one-year or less; U.S. Treasury notes have initial maturities of one to ten years; and U.S. Treasury bonds generally have initial maturities of greater than ten years. U.S. Treasury notes and bonds typically pay coupon interest semi-annually and repay the principal at maturity. Certain U.S. government securities are issued or guaranteed by agencies or instrumentalities of the U.S. government including, but not limited to, obligations of U.S. government agencies or instrumentalities such as the Federal National Mortgage Association ("Fannie Mae"), the Government National Mortgage Association ("Ginnie Mae"), the Small Business Administration, the Federal Farm Credit Administration, the Federal Home Loan Banks, Banks for Cooperatives (including the Central Bank for Cooperatives), the Federal Land Banks, the Federal Intermediate Credit Banks, the Tennessee Valley Authority, the Export-Import Bank of the United States, the Commodity Credit Corporation, the Federal Financing Bank, the Student Loan Marketing Association, the National Credit Union Administration and the Federal Agricultural Mortgage Corporation ("Farmer Mac").

Some obligations issued or guaranteed by U.S. government agencies and instrumentalities, including, for example, Ginnie Mae pass-through certificates, are supported by the full faith and credit of the U.S. Treasury. Other obligations issued by or guaranteed by federal agencies, such as those securities issued by Fannie Mae, are supported by the discretionary authority of the U.S. government to purchase certain obligations of the federal agency. Additionally, some obligations are issued by or guaranteed by federal agencies, such as those of the Federal Home Loan Banks, which are supported by the right of the issuer to borrow from the U.S. Treasury. While the U.S. government provides financial support to such U.S. government-sponsored federal agencies, no assurance can be given that the U.S. government will always do so, since the U.S. government is not so obligated by law. Guarantees of principal by U.S. government agencies or instrumentalities may be a guarantee of payment at the maturity of the obligation so that in the event of a default prior to maturity there might not be a market and thus no means of realizing on the obligation prior to maturity. Guarantees as to the timely payment of principal and interest do not extend to the value or yield of these securities nor to the value of the Fund's shares.

On September 7, 2008, the U.S. Treasury announced a federal takeover of Fannie Mae and the Federal Home Loan Mortgage Corporation ("Freddie Mac"), placing the two federal instrumentalities in conservatorship. Under the takeover, the U.S. Treasury agreed to acquire $1 billion of senior preferred stock of each instrumentality and obtained warrants for the purchase of common stock of each instrumentality (the "Senior Preferred Stock Purchase Agreement" or "Agreement"). Under the Agreement, the U.S. Treasury pledged to provide up to $200 billion per instrumentality as needed, including the contribution of cash capital to the instrumentalities in the event their liabilities exceed their assets. This was intended to ensure that the instrumentalities maintain a positive net worth and meet their financial obligations, preventing mandatory triggering of receivership. On December 24, 2009, the U.S. Treasury announced that it was amending the Agreement to allow the $200 billion cap on the U.S. Treasury's funding commitment to increase as necessary to accommodate any cumulative reduction in net worth through the end of 2012. The unlimited support the U.S. Treasury extended to the two companies expired at the beginning of 2013 -- Fannie Mae's support is now capped at $125 billion and Freddie Mac has a limit of $149 billion.

On August 17, 2012, the U.S. Treasury announced that it was again amending the Agreement to terminate the requirement that Fannie Mae and Freddie Mac each pay a 10% annual dividend. Instead, the companies will transfer to the U.S. Treasury on a quarterly basis all profits earned during a quarter that exceed a capital reserve amount of $3 billion. It is believed that the new amendment puts Fannie Mae and Freddie Mac in a better position to service their debt because the companies no longer have to borrow from the U.S. Treasury to make fixed dividend payments. As part of the new terms, Fannie Mae and Freddie Mac also will be required to reduce their investment portfolios at an annual rate of 15% instead of the previous 10%, which puts each of them on track to cut their portfolios to a targeted $250 billion in 2018.

Fannie Mae and Freddie Mac are the subject of several continuing class action lawsuits and investigations by federal regulators over certain accounting, disclosure or corporate governance matters, which (along with any resulting financial restatements) may adversely affect the guaranteeing entities. Importantly, the future of the entities is in serious question as the U.S. government reportedly is considering multiple options, ranging from nationalization, privatization, consolidation, or abolishment of the entities.

U.S. TREASURY OBLIGATIONS. U.S. Treasury obligations consist of direct obligations of the U.S. Treasury, including Treasury bills, notes and bonds, and separately traded interest and principal component parts of such obligations, including those transferable through the Federal book-entry system known as Separate Trading of Registered Interest and Principal of Securities ("STRIPS"). The STRIPS program lets investors hold and trade the individual interest and principal components of eligible Treasury notes and bonds as separate securities. Under the STRIPS program, the principal and interest components are separately issued by the U.S. Treasury at the request of depository financial institutions, which then trade the component parts separately.

COMMERCIAL PAPER. Commercial paper is the term used to designate unsecured short-term promissory notes issued by corporations and other entities. Maturities on these issues vary from a few days to 270 days.

INVESTMENT GRADE FIXED INCOME SECURITIES. Fixed income securities are considered investment grade if they are rated in one of the four highest rating categories by an NRSRO, or, if not rated, are determined to be of comparable quality by the Adviser. See "Appendix A - Description of Ratings" for a description of the bond rating categories of several NRSROs. Ratings of each NRSRO represent its opinion of the safety of principal and interest payments (and not the market risk) of bonds and other fixed income securities it undertakes to rate at the time of issuance. Ratings are not absolute standards of quality and may not reflect changes in an issuer's creditworthiness. Fixed income securities rated BBB- or Baa3 lack outstanding investment characteristics, and have speculative characteristics as well. Securities rated Baa3 by Moody's or BBB- by S&P or higher are considered by those rating agencies to be "investment grade" securities, although Moody's considers securities rated in the Baa category to have speculative characteristics. While issuers of bonds rated BBB by S&P are considered to have adequate capacity to meet their financial commitments, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and principal for debt in this category than debt in higher rated categories. In the event a security owned by the Fund is downgraded below investment grade, the Adviser will review the situation and take appropriate action with regard to the security, including the actions discussed below.

DEBT SECURITIES. Corporations and governments use debt securities to borrow money from investors. Most debt securities promise a variable or fixed rate of return and repayment of the amount borrowed at maturity. Some debt securities, such as zero-coupon bonds, do not pay current interest and are purchased at a discount from their face value.

TYPES OF DEBT SECURITIES:

     o CORPORATE BONDS. Corporations issue bonds and notes to raise money for working capital or for capital expenditures such as plant construction, equipment purchases and expansion. In return for the money loaned to the corporation by investors, the corporation promises to pay investors interest, and repay the principal amount of the bond or note.

     o MORTGAGE-BACKED SECURITIES. Mortgage-backed securities are interests in pools of mortgage loans that various governmental, government-related and private organizations assemble as securities for sale to investors. Unlike most debt securities, which pay interest periodically and repay principal at maturity or on specified call dates, mortgage-backed securities make monthly payments that consist of both interest and principal payments. In effect, these payments are a "pass-through" of the monthly payments made by the individual borrowers on their mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Since homeowners usually have the option of paying either part or all of the loan balance before maturity, the effective maturity of a mortgage-backed security is often shorter than is stated.

          Governmental entities, private insurers and mortgage poolers may insure or guarantee the timely payment of interest and principal of these pools through various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit. The Adviser will consider such insurance and guarantees and the creditworthiness of the issuers thereof in determining whether a mortgage-related security meets its investment quality standards. It is possible that the private insurers or guarantors will not meet their obligations under the insurance policies or guarantee arrangements.

          Although the market for such securities is becoming increasingly liquid, securities issued by certain private organizations may not be readily marketable.

REPURCHASE AGREEMENTS. The Fund may enter into repurchase agreements with financial institutions. A repurchase agreement is an agreement under which the Fund acquires a fixed income security (generally a security issued by the U.S. government or an agency thereof, a banker's acceptance, or a certificate of deposit) from a commercial bank, broker, or dealer, and simultaneously agrees to resell such security to the seller at an agreed upon price and date (normally, the next business day). Because the security purchased constitutes collateral for the repurchase obligation, a repurchase agreement may be considered a loan that is collateralized by the security purchased. The acquisition of a repurchase agreement may be deemed to be an acquisition of the underlying securities as long as the obligation of the seller to repurchase the securities is collateralized fully. If repurchase agreements are utilized by the Fund, the Adviser will implement policies and procedures designed to minimize the risks inherent in such agreements and to monitor compliance with such policies and procedures. These will include matters such as effecting repurchase transactions only (i) with creditworthy financial institutions; (ii) which provide that the underlying collateral at all times will have a value at least equal to 102% of the resale price stated in the agreement and consist only of securities permissible under Section 101(47)(A)(i) of the Bankruptcy Code and (iii) which provide that the custodian or its agent must take possession of the underlying collateral and in the event of a default or bankruptcy by a selling financial institution, the Fund will seek to liquidate such collateral. However, the exercising of the Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss. The Fund may enter into "tri-party" repurchase agreements. In "tri-party" repurchase agreements, an unaffiliated third party custodian maintains accounts to hold collateral for the Fund and its counterparties and, therefore, the Fund may be subject to the credit risk of those custodians. The investments of the Fund in repurchase agreements, at times, may be substantial when, in the view of the Adviser, liquidity or other considerations so warrant.

REVERSE REPURCHASE AGREEMENTS. Reverse repurchase agreements are transactions in which the Fund sells portfolio securities to financial institutions, such as banks and broker-dealers, and agrees to repurchase them at a mutually agreed-upon date and price that is higher than the original sale price. Reverse repurchase agreements are similar to a fully collateralized borrowing by the Fund. If reverse repurchase agreements are utilized by the Fund, the Adviser will implement policies and procedures designed to minimize the risks inherent in such agreements and to monitor compliance with such policies and procedures. These procedures will include matters such as the earmarking on the books of the Fund or the placing in a segregated account of cash or liquid securities having a value equal to the repurchase price (including accrued interest).

Reverse repurchase agreements involve risks. Reverse repurchase agreements are a form of leverage, and the use of reverse repurchase agreements by the Fund may increase the Fund's volatility. Reverse repurchase agreements are also subject to the risk that the other party to the reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase agreements also involve the risk that the market value of the securities sold by the Fund may decline below the price at which it is obligated to repurchase the securities. In addition, when the Fund invests the proceeds it receives in a reverse repurchase transaction, there is a risk that those investments may decline in value. In this circumstance, the Fund could be required to sell other investments in order to meet its obligations to repurchase the securities.

SECURITIES OF OTHER INVESTMENT COMPANIES. The Fund may invest in shares of other investment companies, to the extent permitted by applicable law and subject to certain restrictions. These investment companies typically incur fees that are separate from those fees incurred directly by the Fund. The Fund's purchase of such investment company securities results in the layering of expenses, such that shareholders would indirectly bear a proportionate share of the operating expenses of such investment companies, including advisory fees, in addition to paying the Fund's expenses. Unless an exception is available, Section 12(d)(1)(A) of the 1940 Act prohibits a fund from (i) acquiring more than 3% of the voting shares of any one investment company, (ii) investing more than 5% of its total assets in any one investment company, and
(iii) investing more than 10% of its total assets in all investment companies combined, including its ETF investments.

For hedging or other purposes, the Fund may invest in investment companies that seek to track the composition and/or performance of specific indexes or portions of specific indexes. Certain of these investment companies, known as ETFs, are traded on a securities exchange. (See "Exchange-Traded Funds" above). The market prices of index-based investments will fluctuate in accordance with changes in the underlying portfolio securities of the investment company and also due to supply and demand of the investment company's shares on the exchange upon which the shares are traded. Index-based investments may not replicate or otherwise match the composition or performance of their specified index due to transaction costs, among other things.

Pursuant to orders issued by the SEC to certain ETFs and procedures approved by the Board, the Fund may invest in such ETFs in excess of the 3% limit described above, provided that the Fund otherwise complies with the conditions of the SEC order, as it may be amended, and any other applicable investment limitations. Neither the ETFs nor their investment advisers make any representations regarding the advisability of investing in the ETFs.

DERIVATIVES

Derivatives are financial instruments whose value is based on an underlying asset (such as a stock or a bond), an underlying economic factor (such as an interest rate) or a market benchmark. Unless otherwise stated in the Prospectus, the Fund may use derivatives for a number of purposes including managing risk, gaining exposure to various markets in a cost efficient manner, reducing transaction costs, remaining fully invested and speculating. The Fund may also invest in derivatives with the goal of protecting itself from broad fluctuations in market prices, interest rates or foreign currency exchange rates (a practice known as "hedging"). When hedging is successful, the Fund will have offset any depreciation in the value of its portfolio securities by the appreciation in the value of the derivative position. Although techniques other than the sale and purchase of derivatives could be used to control the exposure of the Fund to market fluctuations, the use of derivatives may be a more effective means of hedging this exposure. In the future, the Fund may use instruments and techniques that are not presently contemplated, but which may be subsequently developed, to the extent such use is consistent with the Fund's investment objectives and is legally permissible.

There can be no assurance that a derivative strategy, if employed, will be successful. Because many derivatives have a leverage or borrowing component, adverse changes in the value or level of the underlying asset, reference rate or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. Accordingly, certain derivative transactions may be considered to constitute borrowing transactions for purposes of the 1940 Act. Such a derivative transaction will not be considered to constitute the issuance of a "senior security" by the Fund, and therefore such transaction will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by the Fund, if the Fund covers the transaction or segregates sufficient liquid assets (or such assets are "earmarked" on the Fund's books) in accordance with the requirements and interpretations of the SEC and its staff. The Fund may enter into agreements with broker-dealers that require the broker-dealers to accept physical settlement for certain types of derivatives instruments. If this occurs, the Fund would treat such derivative instruments as being cash settled for purposes of determining the Fund's coverage requirements.

As a result of amendments to rules under the Commodity Exchange Act ("CEA") by the Commodity Futures Trading Commission ("CFTC"), the Fund must either operate within certain guidelines and restrictions with respect to the Fund's use of futures, options on such futures, commodity options and certain swaps, or the Adviser will be subject to registration with the National Futures Association ("NFA") as a "commodity pool operator" ("CPO"). As discussed in the Prospectus, the Adviser has registered as a CPO with the NFA with respect to the Fund.

TYPES OF DERIVATIVES:

FUTURES. A futures contract is an agreement between two parties whereby one party agrees to sell and the other party agrees to buy a specified amount of a financial instrument at an agreed upon price and time. The financial instrument underlying the contract may be a stock, stock index, bond, bond index, interest rate, foreign exchange rate or other similar instrument. Agreeing to buy the underlying financial instrument is called buying a futures contract or taking a long position in the contract. Likewise, agreeing to sell the underlying financial instrument is called selling a futures contract or taking a short position in the contract.

Futures contracts are traded in the United States on commodity exchanges or boards of trade (known as "contract markets") approved for such trading and regulated by the CFTC. These contract markets standardize the terms, including the maturity date and underlying financial instrument, of all futures contracts.

Unlike other securities, the parties to a futures contract do not have to pay for or deliver the underlying financial instrument until some future date (the delivery date). Contract markets require both the purchaser and seller to deposit "initial margin" with a futures broker, known as a futures commission merchant or custodian bank, when they enter into the contract. Initial margin deposits are typically equal to a percentage of the contract's value. Initial margin is similar to a performance bond or good faith deposit on a contract and is returned to the depositing party upon termination of the futures contract if all contractual obligations have been satisfied. After they open a futures contract, the parties to the transaction must compare the purchase price of the contract to its daily market value. If the value of the futures contract changes in such a way that a party's position declines, that party must make additional "variation margin" payments so that the margin payment is adequate. On the other hand, the value of the contract may change in such a way that there is excess margin on deposit, possibly entitling the party that has a gain to receive all or a portion of this amount. This process is known as "marking to the market." Variation margin does not represent a borrowing or loan by a party but is instead a settlement between the party and the futures broker of the amount one party would owe the other if the futures contract terminated. In computing daily NAV, each party marks to market its open futures positions.

Although the terms of a futures contract call for the actual delivery of and payment for the underlying security, in many cases the parties may close the contract early by taking an opposite position in an identical contract. If the sale price upon closing out the contract is less than the original purchase price, the party closing out the contract will realize a loss. If the sale price upon closing out the contract is more than the original purchase price, the party closing out the contract will realize a gain. Conversely, if the purchase price upon closing out the contract is more than the original sale price, the party closing out the contract will realize a loss. If the purchase price upon closing out the contract is less than the original sale price, the party closing out the contract will realize a gain.

The Fund may incur commission expenses when it opens or closes a futures position.

OPTIONS. An option is a contract between two parties for the purchase and sale of a financial instrument for a specified price (known as the "strike price" or "exercise price") at any time during the option period. Unlike a futures contract, an option grants a right (not an obligation) to buy or sell a financial instrument. Generally, a seller of an option can grant a buyer two kinds of rights: a "call" (the right to buy the security) or a "put" (the right to sell the security). Options have various types of underlying instruments, including specific securities, indices of securities prices, foreign currencies, interest rates and futures contracts. Options may be traded on an exchange (exchange-traded options) or may be customized agreements between the parties (over-the-counter or "OTC" options). Like futures, a financial intermediary, known as a clearing corporation, financially backs exchange-traded options. However, OTC options have no such intermediary and are subject to the risk that the counterparty will not fulfill its obligations under the contract. The principal factors affecting the market value of an option include supply and demand, interest rates, the current market value of the underlying instrument relative to the exercise price of the option, the volatility of the underlying instrument, and the time remaining until the option expires.

o    PURCHASING PUT AND CALL OPTIONS

When the Fund purchases a put option, it buys the right to sell the instrument underlying the option at a fixed strike price. In return for this right, the Fund pays the current market price for the option (known as the "option premium"). The Fund may purchase put options to offset or hedge against a decline in the market value of its securities ("protective puts") or to benefit from a decline in the price of securities that it does not own. The Fund would ordinarily realize a gain if, during the option period, the value of the underlying securities decreased below the exercise price sufficiently to cover the premium and transaction costs. However, if the price of the underlying instrument does not fall enough to offset the cost of purchasing the option, a put buyer would lose the premium and related transaction costs.

Call options are similar to put options, except that the Fund obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price. The Fund would normally purchase call options in anticipation of an increase in the market value of securities it owns or wants to buy. The Fund would ordinarily realize a gain if, during the option period, the value of the underlying instrument exceeded the exercise price plus the premium paid and related transaction costs. Otherwise, the Fund would realize either no gain or a loss on the purchase of the call option.

The purchaser of an option may terminate its position by:

     o    Allowing it to expire and losing its entire premium;

     o Exercising the option and either selling (in the case of a put option) or buying (in the case of a call option) the underlying instrument at the strike price; or

     o    Closing it out in the secondary market at its current price.


o    SELLING (WRITING) PUT AND CALL OPTIONS

When the Fund writes a call option it assumes an obligation to sell specified securities to the holder of the option at a fixed strike price if the option is exercised at any time before the expiration date. Similarly, when the Fund writes a put option it assumes an obligation to purchase specified securities from the option holder at a fixed strike price if the option is exercised at any time before the expiration date. The Fund may terminate its position in an exchange-traded put option before exercise by buying an option identical to the one it has written. Similarly, it may cancel an OTC option by entering into an offsetting transaction with the counterparty to the option.

The Fund could try to hedge against an increase in the value of securities it would like to acquire by writing a put option on those securities. If security prices rise, the Fund would expect the put option to expire and the premium it received to offset the increase in the security's value. If security prices remain the same over time, the Fund would hope to profit by closing out the put option at a lower price. If security prices fall, the Fund may lose an amount of money equal to the difference between the value of the security and the premium it received. Writing covered put options, as described below, may deprive the Fund of the opportunity to profit from a decrease in the market price of the securities it would like to acquire.

The characteristics of writing call options are similar to those of writing put options, except that call writers expect to profit if prices remain the same or fall. The Fund could try to hedge against a decline in the value of securities it already owns by writing a call option. If the price of that security falls as expected, the Fund would expect the option to expire and the premium it received to offset the decline of the security's value. However, the Fund must be prepared to deliver the underlying instrument in return for the strike price, which may deprive it of the opportunity to profit from an increase in the market price of the securities it holds.

The Fund is permitted to write only "covered" options. At the time of selling a call option, the Fund may cover the option by owning, among other things:

     o The underlying security (or securities convertible into the underlying security without additional consideration), index, interest rate, foreign currency or futures contract;

     o A call option on the same security or index with the same or lesser exercise price;

     o A call option on the same security or index with a greater exercise price, provided that the Fund also segregates cash or liquid securities in an amount equal to the difference between the exercise prices;

     o Cash or liquid securities equal to at least the market value of the optioned securities, interest rate, foreign currency or futures contract; or

     o In the case of an index, the portfolio of securities that corresponds to the index.

At the time of selling a put option, the Fund may cover the option by, among other things:

     o    Entering into a short position in the underlying security;

     o Purchasing a put option on the same security, index, interest rate, foreign currency or futures contract with the same or greater exercise price;

     o Purchasing a put option on the same security, index, interest rate, foreign currency or futures contract with a lesser exercise price and segregating cash or liquid securities in an amount equal to the difference between the exercise prices; or

     o    Maintaining the entire exercise price in liquid securities.

o    OPTIONS ON SECURITIES INDICES

Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security.

o    OPTIONS ON CREDIT DEFAULT SWAPS

An option on a credit default swap ("CDS") gives the holder the right to enter into a CDS at a specified future date and under specified terms in exchange for a purchase price or premium. The writer of the option bears the risk of any unfavorable move in the value of the CDS relative to the market value on the exercise date, while the purchaser may allow the option to expire unexercised.

o    OPTIONS ON FUTURES

An option on a futures contract provides the holder with the right to buy a futures contract (in the case of a call option) or sell a futures contract (in the case of a put option) at a fixed time and price. Upon exercise of the option by the holder, the contract market clearing house establishes a corresponding short position for the writer of the option (in the case of a call option) or a corresponding long position (in the case of a put option). If the option is exercised, the parties will be subject to the futures contracts. In addition, the writer of an option on a futures contract is subject to initial and variation margin requirements on the option position. Options on futures contracts are traded on the same contract market as the underlying futures contract.

The buyer or seller of an option on a futures contract may terminate the option early by purchasing or selling an option of the same series (i.e., the same exercise price and expiration date) as the option previously purchased or sold. The difference between the premiums paid and received represents the trader's profit or loss on the transaction.

The Fund may purchase put and call options on futures contracts instead of selling or buying futures contracts. The Fund may buy a put option on a futures contract for the same reasons it would sell a futures contract. It also may purchase such a put option in order to hedge a long position in the underlying futures contract. The Fund may buy a call option on a futures contract for the same purpose as the actual purchase of a futures contract, such as in anticipation of favorable market conditions.

The Fund may write a call option on a futures contract to hedge against a decline in the prices of the instrument underlying the futures contracts. If the price of the futures contract at expiration were below the exercise price, the Fund would retain the option premium, which would offset, in part, any decline in the value of its portfolio securities.

The writing of a put option on a futures contract is similar to the purchase of the futures contracts, except that, if the market price declines, the Fund would pay more than the market price for the underlying instrument. The premium received on the sale of the put option, less any transaction costs, would reduce the net cost to the Fund.

o    OPTIONS ON FOREIGN CURRENCIES

A put option on a foreign currency gives the purchaser of the option the right to sell a foreign currency at the exercise price until the option expires. A call option on a foreign currency gives the purchaser of the option the right to purchase the currency at the exercise price until the option expires. The Fund may purchase or write put and call options on foreign currencies for the purpose of hedging against changes in future currency exchange rates.

The Fund may use foreign currency options under the same circumstances that it could use forward foreign currency exchange contracts. For example, a decline in the U.S. dollar value of a foreign currency in which the Fund's securities are denominated would reduce the U.S. dollar value of the securities, even if their value in the foreign currency remained constant. In order to hedge against such a risk, the Fund may purchase a put option on the foreign currency. If the value of the currency then declined, the Fund could sell the currency for a fixed amount in U.S. dollars and thereby offset, at least partially, the negative effect on its securities that otherwise would have resulted. Conversely, if the Fund anticipates a rise in the U.S. dollar value of a currency in which securities to be acquired are denominated, the Fund may purchase call options on the currency in order to offset, at least partially, the effects of negative movements in exchange rates. If currency exchange rates do not move in the direction or to the extent anticipated, the Fund could sustain losses on transactions in foreign currency options.

o    COMBINED POSITIONS

The Fund may purchase and write options in combination with each other, or in combination with futures or forward contracts or swap agreements, to adjust the risk and return characteristics of the overall position. For example, the Fund could construct a combined position whose risk and return characteristics are similar to selling a futures contract by purchasing a put option and writing a call option on the same underlying instrument. Alternatively, the Fund could write a call option at one strike price and buy a call option at a lower price to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. A forward foreign currency contract involves an obligation to purchase or sell a specific amount of currency at a future date or date range at a specific price. In the case of a cancelable forward contract, the holder has the unilateral right to cancel the contract at maturity by paying a specified fee. Forward foreign currency exchange contracts differ from foreign currency futures contracts in certain respects. Unlike futures contracts, forward contracts:

     o Do not have standard maturity dates or amounts (i.e., the parties to the contract may fix the maturity date and the amount);

     o Are typically traded directly between currency traders (usually large commercial banks) and their customers in the inter-bank markets, as opposed to on exchanges regulated by the CFTC (note, however, that under new definitions adopted by the CFTC and SEC, many non-deliverable foreign currency forwards will be considered swaps for certain purposes, including determination of whether such instruments must be traded on exchanges and centrally cleared);

     o    Do not require an initial margin deposit; and

     o May be closed by entering into a closing transaction with the currency trader who is a party to the original forward contract, as opposed to with a commodities exchange.

o    FOREIGN CURRENCY HEDGING STRATEGIES

A "settlement hedge" or "transaction hedge" is designed to protect the Fund against an adverse change in foreign currency values between the date a security is purchased or sold and the date on which payment is made or received. Entering into a forward contract for the purchase or sale of the amount of foreign currency involved in an underlying security transaction for a fixed amount of U.S. dollars "locks in" the U.S. dollar price of the security. The Fund may also use forward contracts to purchase or sell a foreign currency when it anticipates purchasing or selling securities denominated in the foreign currency, even if it has not yet selected the specific investments.

The Fund may use forward contracts to hedge against a decline in the value of existing investments denominated in foreign currency. Such a hedge, sometimes referred to as a "position hedge," would tend to offset both positive and negative currency fluctuations, but would not offset changes in security values caused by other factors. The Fund could also hedge the position by selling another currency expected to perform similarly to the currency in which the Fund's investment is denominated. This type of hedge, sometimes referred to as a "proxy hedge," could offer advantages in terms of cost, yield, or efficiency, but generally would not hedge currency exposure as effectively as a direct hedge into U.S. dollars. Proxy hedges may result in losses if the currency used to hedge does not perform similarly to the currency in which the hedged securities are denominated.

Transaction and position hedging do not eliminate fluctuations in the underlying prices of the securities that the Fund owns or intends to purchase or sell. They simply establish a rate of exchange that one can achieve at some future point in time. Additionally, these techniques tend to minimize the risk of loss due to a decline in the value of the hedged currency and to limit any potential gain that might result from the increase in value of such currency.

The Fund may enter into forward contracts to shift its investment exposure from one currency into another. Such transactions may call for the delivery of one foreign currency in exchange for another foreign currency, including currencies in which its securities are not then denominated. This may include shifting exposure from U.S. dollars to a foreign currency, or from one foreign currency to another foreign currency. This type of strategy, sometimes known as a "cross-hedge," will tend to reduce or eliminate exposure to the currency that is sold, and increase exposure to the currency that is purchased. Cross-hedges may protect against losses resulting from a decline in the hedged currency but will cause the Fund to assume the risk of fluctuations in the value of the currency it purchases. Cross-hedging transactions also involve the risk of imperfect correlation between changes in the values of the currencies involved.

It is difficult to forecast with precision the market value of portfolio securities at the expiration or maturity of a forward or futures contract. Accordingly, the Fund may have to purchase additional foreign currency on the spot (cash) market if the market value of a security it is hedging is less than the amount of foreign currency it is obligated to deliver. Conversely, the Fund may have to sell on the spot market some of the foreign currency it received upon the sale of a security if the market value of such security exceeds the amount of foreign currency it is obligated to deliver.

EQUITY-LINKED SECURITIES. The Fund may invest in privately issued securities whose investment results are designed to correspond generally to the performance of a specified stock index or "basket" of securities, or sometimes a single stock (referred to as "equity-linked securities"). These securities are used for many of the same purposes as derivative instruments and share many of the same risks.

SWAP AGREEMENTS. A swap agreement is a financial instrument that typically involves the exchange of cash flows between two parties on specified dates (settlement dates), where the cash flows are based on agreed-upon prices, rates, indices, etc. The nominal amount on which the cash flows are calculated is called the notional amount. Swap agreements are individually negotiated and structured to include exposure to a variety of different types of investments or market factors, such as interest rates, foreign currency rates, mortgage securities, corporate borrowing rates, security prices or inflation rates.

Swap agreements may increase or decrease the overall volatility of the investments of the Fund and its share price. The performance of swap agreements may be affected by a change in the specific interest rate, currency, or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty's creditworthiness declined, the value of a swap agreement would be likely to decline, potentially resulting in losses.

Generally, swap agreements have a fixed maturity date that will be agreed upon by the parties. The agreement can be terminated before the maturity date under certain circumstances, such as default by one of the parties or insolvency, among others, and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or by other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the swap agreement. The Fund will not enter into any swap agreement unless the Fund believes that the counterparty to the transaction is creditworthy.

A swap agreement can be a form of leverage, which can magnify the Fund's gains or losses. In order to reduce the risk associated with leveraging, the Fund may cover its current obligations under swap agreements according to guidelines established by the SEC. If the Fund enters into a swap agreement on a net basis, it will segregate assets with a daily value at least equal to the excess, if any, of the Fund's accrued obligations under the swap agreement over the accrued amount the Fund is entitled to receive under the agreement. If the Fund enters into a swap agreement on other than a net basis, it will segregate assets with a value equal to the full amount of the Fund's accrued obligations under the swap agreement.

o    EQUITY SWAPS

In a typical equity swap, one party agrees to pay another party the return on a stock, stock index or basket of stocks in return for a specified interest rate. By entering into an equity index swap, for example, the index receiver can gain exposure to stocks making up the index of securities without actually purchasing those stocks. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the return on the interest rate that the Fund will be committed to pay.

o    TOTAL RETURN SWAPS

Total return swaps are contracts in which one party agrees to make payments of the total return from a reference instrument--which may be a single asset, a pool of assets or an index of assets--during a specified period, in return for payments equal to a fixed or floating rate of interest or the total return from another underlying reference instrument. The total return includes appreciation or depreciation on the underlying asset, plus any interest or dividend payments. Payments under the swap are based upon an agreed upon principal amount but, since the principal amount is not exchanged, it represents neither an asset nor a liability to either counterparty, and is referred to as notional. Total return swaps are marked to market daily using different sources, including quotations from counterparties, pricing services, brokers or market makers. The unrealized appreciation or depreciation related to the change in the valuation of the notional amount of the swap is combined with the amount due to the Fund at termination or settlement. The primary risks associated with total return swaps are credit risks (if the counterparty fails to meet its obligations) and market risk (if there is no liquid market for the swap or unfavorable changes occur to the underlying reference instrument).

o    CAPS, COLLARS AND FLOORS

Caps and floors have an effect similar to buying or writing options. In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed-upon level. The seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.

o    CONTRACTS FOR DIFFERENCES

The Adviser may enter into contracts for differences ("CFDs") on individual equity securities. CFDs are privately negotiated contracts between two parties, buyer and seller, stipulating that the seller will pay to or receive from the buyer the difference between the nominal value of the underlying instrument at the opening of the contract and that instrument's value at the end of the contract. As is the case with owning any financial instrument, there is the risk of loss associated with buying a CFD. There may be liquidity risk if the underlying instrument is illiquid because the liquidity of a CFD is based on the liquidity of the underlying instrument. A further risk is that adverse movements in the underlying security will require the buyer to post additional margin. CFDs also carry counterparty risk, I.E., the risk that the counterparty to the CFD transaction may be unable or unwilling to make payments or to otherwise honour its financial obligations under the terms of the contract. If the counterparty were to do so, the value of the contract may be reduced. To the extent that there is an imperfect correlation between the return on the Fund's obligation to its counterparty under the CFDs and the return on related assets in its portfolio, the CFD transaction may increase the Fund's financial risk.

RISKS OF DERIVATIVES:

While transactions in derivatives may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance of the Fund than if it had not entered into any derivatives transactions. Derivatives may magnify the Fund's gains or losses, causing it to make or lose substantially more than it invested.

When used for hedging purposes, increases in the value of the securities the Fund holds or intends to acquire should offset any losses incurred with a derivative. Purchasing derivatives for purposes other than hedging could expose the Fund to greater risks.

Use of derivatives involves transaction costs, which may be significant, and may also increase the amount of taxable income to shareholders.

CORRELATION OF PRICES. The Fund's ability to hedge its securities through derivatives depends on the degree to which price movements in the underlying index or instrument correlate with price movements in the relevant securities. In the case of poor correlation, the price of the securities the Fund is hedging may not move in the same amount, or even in the same direction as the hedging instrument. The Adviser will try to minimize this risk by investing only in those contracts whose behavior it expects to correlate with the behavior of the portfolio securities it is trying to hedge. However, if the Fund's prediction of interest and currency rates, market value, volatility or other economic factors is incorrect, the Fund may lose money, or may not make as much money as it expected.

Derivative prices can diverge from the prices of their underlying instruments, even if the characteristics of the underlying instruments are very similar to the derivative. Listed below are some of the factors that may cause such a divergence:

o current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract;

o a difference between the derivatives and securities markets, including different levels of demand, how the instruments are traded, the imposition of daily price fluctuation limits or discontinued trading of an instrument; and

o differences between the derivatives, such as different margin requirements, different liquidity of such markets and the participation of speculators in such markets.

Derivatives based upon a narrower index of securities, such as those of a particular industry group, may present greater risk than derivatives based on a broad market index. Since narrower indices are made up of a smaller number of securities, they are more susceptible to rapid and extreme price fluctuations because of changes in the value of those securities.

While currency futures and options values are expected to correlate with exchange rates, they may not reflect other factors that affect the value of the investments of the Fund. A currency hedge, for example, should protect a yen-denominated security from a decline in the yen, but will not protect the Fund against a price decline resulting from deterioration in the issuer's creditworthiness. Because the value of the Fund's non-U.S. Dollar-denominated investments changes in response to many factors other than exchange rates, it may not be possible to match the amount of currency options and futures to the value of the Fund's investments precisely over time.

LACK OF LIQUIDITY. Before a futures contract or option is exercised or expires, the Fund can terminate it only by entering into a closing purchase or sale transaction. Moreover, the Fund may close out a futures contract only on the exchange the contract was initially traded. Although the Fund intends to purchase options and futures only where there appears to be an active market, there is no guarantee that such a liquid market will exist. If there is no secondary market for the contract, or the market is illiquid, the Fund may not be able to close out its position. In an illiquid market, the Fund may:

o have to sell securities to meet its daily margin requirements at a time when it is disadvantageous to do so;

o    have to purchase or sell the instrument underlying the contract;

o    not be able to hedge its investments; and/or

o    not be able to realize profits or limit its losses.

Derivatives may become illiquid (i.e., difficult to sell at a desired time and price) under a variety of market conditions. For example:

o an exchange may suspend or limit trading in a particular derivative instrument, an entire category of derivatives or all derivatives, which sometimes occurs because of increased market volatility;

o unusual or unforeseen circumstances may interrupt normal operations of an exchange;

o the facilities of the exchange may not be adequate to handle current trading volume;

o equipment failures, government intervention, insolvency of a brokerage firm or clearing house or other occurrences may disrupt normal trading activity; or

o investors may lose interest in a particular derivative or category of derivatives.

MANAGEMENT RISK. Successful use of derivatives by the Fund is subject to the ability of its Adviser to forecast stock market and interest rate trends. If the Adviser incorrectly predicts stock market and interest rate trends, the Fund may lose money by investing in derivatives. For example, if the Fund were to write a call option based on the Adviser's expectation that the price of the underlying security would fall, but the price were to rise instead, the Fund could be required to sell the security upon exercise at a price below the current market price. Similarly, if the Fund were to write a put option based on the Adviser's expectation that the price of the underlying security would rise, but the price were to fall instead, the Fund could be required to purchase the security upon exercise at a price higher than the current market price.

PRICING RISK. At times, market conditions might make it hard to value some investments. For example, if the Fund has valued its securities too high, shareholders may end up paying too much for Fund shares when they buy into the Fund. If the Fund underestimates its price, shareholders may not receive the full market value for their Fund shares when they sell.

MARGIN. Because of the low margin deposits required upon the opening of a derivative position, such transactions involve an extremely high degree of leverage. Consequently, a relatively small price movement in a derivative may result in an immediate and substantial loss (as well as gain) to the Fund and it may lose more than it originally invested in the derivative.

If the price of a futures contract changes adversely, the Fund may have to sell securities at a time when it is disadvantageous to do so to meet its minimum daily margin requirement. The Fund may lose its margin deposits if a broker-dealer with whom it has an open futures contract or related option becomes insolvent or declares bankruptcy.

VOLATILITY AND LEVERAGE. The Fund's use of derivatives may have a leveraging effect. Leverage generally magnifies the effect of any increase or decrease in value of an underlying asset and results in increased volatility, which means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund does not use derivative instruments that have a leveraging effect. The prices of derivatives are volatile (i.e., they may change rapidly, substantially and unpredictably) and are influenced by a variety of factors, including:

o    actual and anticipated changes in interest rates;

o    fiscal and monetary policies; and

o    national and international political events.

Most exchanges limit the amount by which the price of a derivative can change during a single trading day. Daily trading limits establish the maximum amount that the price of a derivative may vary from the settlement price of that derivative at the end of trading on the previous day. Once the price of a derivative reaches this value, the Fund may not trade that derivative at a price beyond that limit. The daily limit governs only price movements during a given day and does not limit potential gains or losses. Derivative prices have occasionally moved to the daily limit for several consecutive trading days, preventing prompt liquidation of the derivative.

GOVERNMENT REGULATION. The regulation of derivatives markets in the U.S. is a rapidly changing area of law and is subject to modification by government and judicial action. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act, signed into law in 2010, grants significant new authority to the SEC and the CFTC to impose comprehensive regulations on the over-the-counter and cleared derivatives markets. These regulations include, but are not limited to, mandatory clearing of certain derivatives and requirements relating to disclosure, margin and trade reporting. The new law and regulations may negatively impact the Fund by increasing transaction and/or regulatory compliance costs, limiting the availability of certain derivatives or otherwise adversely affecting the value or performance of the derivatives the Fund trades. In addition, the SEC proposed new derivatives rules in December 2015 that could limit the Fund's use of derivatives. Depending on the manner in which such rules are implemented, they could adversely impact the Fund's ability to achieve its investment objective. Other potentially adverse regulatory obligations can develop suddenly and without notice.

INVESTMENT IN SUBSIDIARY. The Fund may seek to gain exposure to certain markets, including commodity, currency, interest rate and equity markets, in whole or in part, through investments in a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the "Subsidiary"). The Subsidiary, unlike the Fund, may invest to a significant extent in commodities, commodity contracts, commodity-linked derivative instruments, including swap agreements, other commodity investments and derivative instruments. The Subsidiary may also invest in other instruments in which the Fund is permitted to invest, either as investments or to serve as margin or collateral for its derivative positions. The Fund may invest up to 25% of its total assets in the Subsidiary.

With respect to its investments, the Subsidiary will generally be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund; however, the Subsidiary (unlike the Fund) may invest in commodity-linked swap agreements and other commodity-linked derivative instruments. With respect to its investments in certain securities that may involve leverage, the Subsidiary will comply with asset segregation or "earmarking" requirements to the same extent as the Fund.

The Subsidiary is not registered under 1940 Act and, unless otherwise noted in the Prospectus, is not subject to all of the investor protections of the 1940 Act. Thus, the Fund, as an investor in the Subsidiary, will not have all of the protections offered to investors in registered investment companies. In addition, changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or the Subsidiary to operate as intended and could negatively affect the Fund and its shareholders.

In order for the Fund to qualify as a regulated investment company ("RIC") under the Code the Fund must derive at least 90% of its gross income each taxable year from qualifying income, which is described in more detail in the Taxes section below. In September 2016, the Internal Revenue Service (the "IRS") issued proposed regulations that would generally require the Subsidiary to distribute its income each year in order for the Fund to treat that income as "qualifying income". The Fund has secured an opinion of counsel based on customary representations that actual distributions made to the Fund by the Subsidiary should be treated as "qualifying income", which is consistent with the recently proposed IRS regulations. Accordingly, to the extent the Subsidiary makes distribution out of its earnings and profits, the Fund expects such distributions to be treated as qualifying income. The Adviser will carefully monitor the Fund's investments in the Subsidiary to ensure that no more than 25% of the Fund's assets are invested in the Subsidiary to ensure compliance with the Fund's asset diversification test as described in more detail in the Taxes section below.

In addition, certain of the Fund's investments such as commodity related investments, when made directly, may not produce qualifying income to the Fund. To the extent the Fund invests in commodity-linked derivative instruments directly, the Fund will seek to restrict its income from such instruments that do not generate qualifying income to a maximum of 10% of its gross income (when combined with its other investments that produce non-qualifying income).

Accordingly, the extent to which the Fund invests in commodities or commodity-linked derivatives directly or through the Subsidiary may be limited by the qualifying income and asset diversification tests, which the Fund must continue to satisfy to maintain its status as a RIC. As such, the Fund might cease to qualify as a RIC or could be required to reduce its exposure to such investments, which may result in difficulty in implementing the Fund's investment strategy. If the Fund did not qualify as a RIC for any taxable year and certain relief provisions were not available, the Fund's taxable income would be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. Failure to comply with the requirements for qualification as a RIC would have significant negative tax consequences to Fund shareholders. See the Taxes section below for further detail.

In addition, for purposes of satisfying the asset diversification test (as described more fully in the Taxes section below) it may be difficult for the Fund to identify the "issuer" of certain Fund investments including any total return swaps used for indirect investment exposure. There is a risk that the IRS could make an adverse determination with respect to identifying the issuer of Fund investments and could disagree with the Fund's valuation of the underlying issuers to a particular derivative. Such an adverse determination could, therefore, jeopardize the Fund's status as a RIC, which would ultimately affect a shareholder's return on its investment in the Fund.

ILLIQUID SECURITIES. Illiquid securities are securities that cannot be sold or disposed of in the ordinary course of business (i.e. within seven days) at approximately the prices at which they are valued. Because of their illiquid nature, illiquid securities must be priced at fair value as determined in good faith pursuant to procedures approved by the Board. Despite such good faith efforts to determine fair value prices, the Fund's illiquid securities are subject to the risk that the security's fair value price may differ from the actual price which the Fund may ultimately realize upon its sale or disposition. Difficulty in selling illiquid securities may result in a loss or may be costly to the Fund. Under the supervision of the Board, the Adviser determines the liquidity of the Fund's investments. In determining the liquidity of the Fund's investments, the Adviser may consider various factors, including (1) the frequency and volume of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, and (4) the nature of the security and the market in which it trades (including any demand, put or tender features, the mechanics and other requirements for transfer, any letters of credit or other credit enhancement features, any ratings, the number of holders, the method of soliciting offers, the time required to dispose of the security, and the ability to assign or offset the rights and obligations of the security).

SECURITIES LENDING. The Fund may lend portfolio securities to brokers, dealers and other financial organizations that meet capital and other credit requirements or other criteria established by the Board. These loans, if and when made, may not exceed 33 1 % of the total asset value of the Fund (including the 3 loan collateral). The Fund will not lend portfolio securities to the Adviser or its affiliates unless permissible under the 1940 Act and the rules and promulgations thereunder. Loans of portfolio securities will be fully collateralized by cash, letters of credit or U.S. government securities, and the collateral will be maintained in an amount equal to at least 100% of the current market value of the loaned securities by marking to market daily. Any gain or loss in the market price of the securities loaned that might occur during the term of the loan would be for the account of the Fund.

The Fund may pay a part of the interest earned from the investment of collateral, or other fee, to an unaffiliated third party for acting as the Fund's securities lending agent, but will bear all of any losses from the investment of collateral.

By lending its securities, the Fund may increase its income by receiving payments from the borrower that reflect the amount of any interest or any dividends payable on the loaned securities as well as by either investing cash collateral received from the borrower in short-term instruments or obtaining a fee from the borrower when U.S. government securities or letters of credit are used as collateral. Investing cash collateral subjects the Fund to market risk. The Fund remains obligated to return all collateral to the borrower under the terms of its securities lending arrangements, even if the value of investments made with the collateral decline. Accordingly, if the value of a security in which the cash collateral has been invested declines, the loss would be borne by the Fund, and the Fund may be required to liquidate other investments in order to return collateral to the borrower at the end of the loan. The Fund will adhere to the following conditions whenever its portfolio securities are loaned: (i) the Fund must receive at least 100% cash collateral or equivalent securities of the type discussed above from the borrower; (ii) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral; (iii) the Fund must be able to terminate the loan on demand; (iv) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities and any increase in market value; (v) the Fund may pay only reasonable fees in connection with the loan (which fees may include fees payable to the lending agent, the borrower, the Fund's administrator and the custodian); and (vi) voting rights on the loaned securities may pass to the borrower, provided, however, that if a material event adversely affecting the investment occurs, the Fund must terminate the loan and regain the right to vote the securities. In such instances, the Adviser will vote the securities in accordance with its proxy voting policies and procedures. The Board has adopted procedures reasonably designed to ensure that the foregoing criteria will be met. Loan agreements involve certain risks in the event of default or insolvency of the borrower, including possible delays or restrictions upon the Fund's ability to recover the loaned securities or dispose of the collateral for the loan, which could give rise to loss because of adverse market action, expenses and/or delays in connection with the disposition of the underlying securities.

RESTRICTED SECURITIES. The Fund may purchase restricted securities. Restricted securities are securities that may not be sold freely to the public absent registration under the Securities Act of 1933, as amended (the "1933 Act") or an exemption from registration. This generally includes securities that are unregistered that can be sold to qualified institutional buyers in accordance with Rule 144A under the 1933 Act or securities that are exempt from registration under the 1933 Act, such as commercial paper. Institutional markets for restricted securities have developed as a result of the promulgation of Rule 144A under the 1933 Act, which provides a "safe harbor" from 1933 Act registration requirements for qualifying sales to institutional investors. When Rule 144A restricted securities present an attractive investment opportunity and meet other selection criteria, the Fund may make such investments whether or not such securities are "illiquid" depending on the market that exists for the particular security. The Board has delegated the responsibility for determining the liquidity of Rule 144A restricted securities that the Fund may invest in to the Adviser.

SHORT SALES. The Fund may engage in short sales that are either "uncovered" or "against the box." A short sale is "against the box" if at all times during which the short position is open, the Fund owns at least an equal amount of the securities or securities convertible into, or exchangeable without further consideration for, securities of the same issue as the securities that are sold short. A short sale against the box is a taxable transaction to the Fund with respect to the securities that are sold short. The Fund will not sell a security short if, as a result of such short sale, the aggregate market value of all securities sold short exceeds 10% of the Fund's total assets. This limitation does not apply to short sales against the box.

Uncovered short sales are transactions under which the Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan. To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out.

Until the Fund closes its short position or replaces the borrowed security, the Fund may: (a) segregate cash or liquid securities at such a level that the amount segregated plus the amount deposited with the broker as collateral will equal the current value of the security sold short; or (b) otherwise cover the Fund's short position.

WHEN-ISSUED, DELAYED-DELIVERY AND FORWARD-DELIVERY TRANSACTIONS. A when-issued security is one whose terms are available and for which a market exists, but which has not been issued. In a forward-delivery transaction, the Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time. "Delayed-delivery" refers to securities transactions on the secondary market where settlement occurs in the future. In each of these transactions, the parties fix the payment obligation and the interest rate that they will receive on the securities at the time the parties enter the commitment; however, they do not pay money or deliver securities until a later date. Typically, no income accrues on securities the Fund has committed to purchase before the securities are delivered, although the Fund may earn income on securities it has in a segregated account to cover its position. The Fund will only enter into these types of transactions with the intention of actually acquiring the securities, but may sell them before the settlement date.

The Fund may use when-issued, delayed-delivery and forward-delivery transactions to secure what it considers an advantageous price and yield at the time of purchase. When the Fund engages in when-issued, delayed-delivery or forward-delivery transactions, it relies on the other party to consummate the sale. If the other party fails to complete the sale, the Fund may miss the opportunity to obtain the security at a favorable price or yield.

When purchasing a security on a when-issued, delayed delivery, or forward-delivery basis, the Fund assumes the rights and risks of ownership of the security, including the risk of price and yield changes. At the time of settlement, the market value of the security may be more or less than the purchase price. The yield available in the market when the delivery takes place also may be higher than those obtained in the transaction itself. Because the Fund does not pay for the security until the delivery date, these risks are in addition to the risks associated with its other investments.

The Fund will segregate cash or liquid securities equal in value to commitments for the when-issued, delayed delivery or forward-delivery transactions. The Fund will segregate additional liquid assets daily so that the value of such assets is equal to the amount of the commitments.

EFFECTS OF SUBSTANTIAL REDEMPTIONS. Substantial redemptions from the Fund within a short period of time could require the Adviser to liquidate the Fund's positions more rapidly than would otherwise be desirable, potentially resulting in losses to the Fund. The resulting reduction in the Fund's assets could make it more difficult to generate a positive rate of return or to recoup losses due to a reduced equity base. This risk may be compounded by a number of other factors, for example, where significant positions are liquidated by the Adviser and other market participants at or around the same time. Furthermore, rapid liquidation of positions during adverse market conditions (e.g., a market crash) is likely to lead to greater losses than would be the case under normal market conditions. A substantial redemption would cause investors remaining in the Fund to bear a proportionately higher share of Fund expenses following such redemption, but any increase in Fund expenses would be limited by the expense cap (until its scheduled expiry).

INVESTMENT LIMITATIONS

FUNDAMENTAL POLICIES. The following investment limitations are fundamental, which means that the Fund cannot change them without approval by the vote of a majority of the outstanding shares of the Fund. The phrase "majority of the outstanding shares" means the vote of (i) 67% or more of the Fund's shares present at a meeting, if more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (ii) more than 50% of the Fund's outstanding shares, whichever is less.

1. The Fund may purchase securities of an issuer, except if such purchase would cause the Fund to fail to satisfy the diversification requirement for a diversified management company under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

2. The Fund may not concentrate its investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time, except that the Fund may invest without limitation in: (i) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; and (ii) tax-exempt obligations of state or municipal governments and their political subdivisions. For purposes of this fundamental policy, investments in securities of other investment companies are not deemed to be "investments in a particular industry."

3. The Fund may borrow money, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

4. The Fund may not issue senior securities, as such term is defined under the 1940 Act, the rules or regulations thereunder or any exemption therefrom as amended or interpreted from time to time, except as permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

5. The Fund may make loans, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

6. The Fund may purchase or sell commodities and real estate, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

7. The Fund may underwrite securities issued by other persons, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

In addition, the Fund has adopted the following fundamental investment policies relating to periodic repurchase offers:

     1. The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as such rule may be amended or interpreted from time to time. Currently, Rule 23c-3 requires repurchase offer amounts to be not less than 5% and not more than 25% of the common stock outstanding on the repurchase request deadline.

     2. The periodic intervals between repurchase request deadlines will be three (3) months.

     3. Each repurchase request deadline will be determined in accordance with Rule 23c-3. Currently, Rule 23c-3 requires the repurchase request deadline to be no less than 21 and no more than 42 days after the Fund sends a notification to shareholders of the repurchase offer.

     4. Each repurchase pricing date will be determined in accordance with Rule 23c-3. Currently, Rule 23c-3 requires the repurchase pricing date to be no later than the 14th day after a repurchase request deadline, or the next business day if the 14th day is not a business day.

In addition, the investment objective of the Fund is a non-fundamental policy that may be changed by the Board without shareholder approval upon thirty (30) calendar days' prior written notice to shareholders.

Except with respect to Fund policies concerning borrowing, if a percentage restriction is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in values or assets will not constitute a violation of such restriction.

The following descriptions of certain provisions of the 1940 Act may assist investors in understanding the above policies and restrictions:

DIVERSIFICATION. Under the 1940 Act, a diversified investment management company, as to 75% of its total assets, may not purchase securities of any issuer (other than securities issued or guaranteed by the U.S. government, its agents or instrumentalities or securities of other investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, or more than 10% of the issuer's outstanding voting securities would be held by the fund.

BORROWING. The 1940 Act presently allows a fund to borrow (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (including the amount borrowed) and to borrow for temporary purposes in an amount not exceeding 5% of the value of its total assets.

SENIOR SECURITIES. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

Under Section 18(a) of the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund's total assets, less all liabilities and indebtedness of the Fund other than senior securities, is at least 200% of the liquidation value of the outstanding preferred shares (i.e., the liquidation value may not exceed 50% of the Fund's total assets less all liabilities and indebtedness of the Fund other than senior securities).

LENDING. The 1940 Act does not prohibit a fund from making loans. The Fund may make loans to corporations or other business entities. The Fund also may acquire securities subject to repurchase agreements.

UNDERWRITING. Under the 1940 Act, underwriting securities involves a fund purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly. Under the 1940 Act, a diversified fund may not make any commitment as underwriter, if immediately thereafter the amount of its outstanding underwriting commitments, plus the value of its investments in securities of issuers (other than investment companies) of which it owns more than 10% of the outstanding voting securities, exceeds 25% of the value of its total assets.

REAL ESTATE. The Fund will not purchase or sell real estate, except that the Fund may purchase and sell instruments secured by real estate or interests in real estate and securities issued by companies which own or invest in real estate (including REITs). The Fund may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund's ownership of such other assets.

CONCENTRATION. The SEC has defined concentration as investing 25% or more of an investment company's net assets in an industry, with certain exceptions. Securities of the U.S. government, its agencies or instrumentalities and securities backed by the credit of a U.S. governmental entity are not considered to represent industries. In the case of loan participations, both the financial intermediary and the ultimate borrower are considered issuers where the loan participation does not shift to the Fund the direct debtor/creditor relationship with the borrower.

THE ADVISER


GENERAL. Winton Capital US LLC, a Delaware limited liability company located at 375 Park Avenue, New York, New York 10152, is a professional investment management firm registered with the SEC under the Advisers Act. The Adviser is a wholly-owned subsidiary of Winton Group Limited ("Winton"), an English limited liability company located at Grove House, 27 Hammersmith Grove, London W6 0NE, United Kingdom. As of May 31, 2017, Winton and its affiliated companies (together "Winton Group") had approximately $30.6 billion in assets under advisement.


ADVISORY AGREEMENT WITH THE FUND. The Fund and the Adviser have entered into an investment advisory agreement (the "Advisory Agreement"). Under the Advisory Agreement, the Adviser serves as the investment adviser and makes investment decisions for the Fund and continuously reviews, supervises and administers the investment program of the Fund, subject to the supervision of, and policies established by, the Trustees.

After the initial two-year term, the continuance of the Advisory Agreement must be specifically approved at least annually: (i) by the vote of the Trustees or by a vote of the majority of the outstanding voting securities of the Fund; and
(ii) by the vote of a majority of the Trustees who are not parties to the Advisory Agreement or "interested persons" of any party thereto, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement will terminate automatically in the event of its assignment, and is terminable at any time without penalty by the Board or a majority of the outstanding voting securities of the Fund, or, by the Adviser, on not more than sixty (60) days' nor less than thirty (30) days' written notice to the Fund. As used in the Advisory Agreement, the terms "majority of the outstanding voting securities," "interested persons" and "assignment" have the same meaning as such terms in the 1940 Act.

ADVISORY AND INCENTIVE FEES PAID TO THE ADVISER.

MANAGEMENT FEE. For its services under the Advisory Agreement, the Adviser is entitled to a fee, which is calculated and paid monthly, at an annual rate of 1.25% of the average net assets of the Fund.

INCENTIVE FEE. The Fund will pay to the Adviser a performance based incentive fee (the "Incentive Fee"), quarterly in arrears, generally accrued as of the end of each business day, equal to 20.00% of the Investment Profits (as defined below) attributable to each share for such calendar quarter; PROVIDED, HOWEVER, that an Incentive Fee with respect to a share will be paid only with respect to Investment Profits for the applicable calendar quarter in excess of Unrecouped Investment Losses (as defined below) as of the end of the previous calendar quarter.

The term "Investment Profits" refers to an increase in the NAV of a share attributable to the net realized and unrealized gains arising from the Fund's investment activities during the calendar quarter (after deducting (i) interest earned on, and net realized and unrealized gains arising from, the Fund's cash balances and fixed income investments held for cash management purposes during the calendar quarter; and (ii) any Management Fee accrued during the calendar quarter and after adjusting for any repurchase of shares made during the calendar quarter). The term "Unrecouped Investment Losses" refers to any decrease in the NAV of a share attributable to the net realized and unrealized losses arising from the Fund's investment activities (after deducting (i) interest earned on, and net realized and unrealized gains arising from, the Fund's cash balances and fixed income investments held for cash management purposes during the calendar quarter; and (ii) any Management Fee accrued during the calendar quarter and after adjusting for any repurchase of shares made during the calendar quarter) that have not been offset by subsequent Investment Profits since the formation of the Fund.

The Adviser has contractually agreed to reduce fees and reimburse expenses to the extent necessary to keep the Fund's total annual fund operating expenses (excluding interest, taxes, brokerage commissions, Distribution and Service Fees, dividend and interest expenses on securities sold short, acquired fund fees and expenses, Incentive Fees and non-routine expenses) from exceeding 1.61% of the average daily net assets of each of the Fund's share classes through July 2, 2018. This agreement may be terminated: (i) by the Board for any reason at any time, or (ii) by the Adviser, upon ninety (90) days' prior written notice to the Trust, effective as of the close of business on July 2, 2018.

For the fiscal period or year ended October 31, 2015 and 2016, the Fund paid the Adviser the following advisory fees:

--------------------------------------------------------------------------------
                                                              TOTAL FEES
   CONTRACTUAL ADVISORY           FEES WAIVED BY         PAID (AFTER WAIVERS)
        FEES PAID                  THE ADVISER             TO THE ADVISER(2)
--------------------------------------------------------------------------------
 2015(1)         2016           2015(1)      2016           2015(1)    2016
--------------------------------------------------------------------------------
 $10,320      $137,393         $10,320     $137,393           $0        $0
--------------------------------------------------------------------------------

(1) Represents the fiscal period from September 30, 2015 (commencement of Fund operations) to October 31, 2015.

(2) For the fiscal period from September 30, 2015 (commencement of Fund operations) to October 31, 2015 and the fiscal year ended October 31, 2016, the Adviser additionally reimbursed fees of $99,137 and $335,639, respectively, for the Fund to maintain the stated expense cap under its contractual expense limitation agreement with the Fund.

The advisory fees in the table above do not include any Incentive Fees received by the Adviser because the Fund did not pay any incentive fees for the fiscal period from September 30, 2015 (commencement of Fund operations) to October 31, 2015 and the fiscal year ended October 31, 2016.

PORTFOLIO MANAGEMENT

This section includes information about David Winton Harding as the person who has ultimate responsibility for the Fund's investment system and how it operates and who is, therefore, primarily responsible for the management of the Fund's portfolio, including information about other accounts he manages, the dollar range of Fund shares he owns and how he is compensated.

COMPENSATION. Compensation for Mr. Harding comprises a fixed salary. Compensation is assessed in accordance with a remuneration policy (designed to support key business strategies without creating incentives for undue risk taking) and is subject to approval by a remuneration committee chaired by the chairman of Winton Group.

FUND SHARES OWNED. The following table shows the dollar amount range of Mr. Harding's "beneficial ownership" of shares of the Fund as of the end of the most recently completed fiscal year. Dollar amount ranges disclosed are established by the SEC. "Beneficial ownership" is determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the "1934 Act").

--------------------------------------------------------------------------------
NAME                                        DOLLAR RANGE OF FUND SHARES(1)
--------------------------------------------------------------------------------
David Winton Harding                                     None
--------------------------------------------------------------------------------

(1)  Valuation date is October 31, 2016.

OTHER ACCOUNTS. In addition to the Fund, Mr. Harding may also be responsible for the day-to-day advisement of certain other accounts, as indicated by the following table ("Other Accounts"). The information below is provided as of October 31, 2016, and excludes accounts where Winton has advisory but not discretionary authority.

----------------------------------------------------------------------------------------------
                       REGISTERED                OTHER POOLED
                 INVESTMENT COMPANIES         INVESTMENT VEHICLES          OTHER ACCOUNTS
                ------------------------------------------------------------------------------
                                                                                      TOTAL
                NUMBER OF   TOTAL ASSETS    NUMBER OF   TOTAL ASSETS    NUMBER OF   ASSETS (IN
NAME            ACCOUNTS    (IN MILLIONS)   ACCOUNTS    (IN MILLIONS)   ACCOUNTS     MILLIONS)
----------------------------------------------------------------------------------------------
David Winton       2           $47.3         60(1)       $31,105(1)       8(2)      $1,013(2)
Harding
----------------------------------------------------------------------------------------------

(1) Includes 58 accounts with assets under advisement of approximately $30,964 million that are subject to performance-based advisory fees.

(2) Includes 3 accounts with assets under advisement of approximately $423.7 million that are subject to performance-based advisory fees.

CONFLICTS OF INTERESTS. A potential conflict of interest may arise as a result of Winton Group's provision of advisory services to Other Accounts. Other Accounts may pay higher management fees and/or performance fees than the Fund, and this could create an incentive for Winton Group to favor such funds in the allocation of investment opportunities.

Winton Group has implemented procedures that are designed to ensure that investment opportunities are allocated in a manner that: (i) treats all of its clients fairly and equitably; (ii) prevents conflict regarding allocation of investment opportunities among its clients; and (iii) complies with applicable regulatory requirements. For example, Winton Group uses an allocation algorithm designed to allocate all filled orders ratably based on a defined allocation procedure. Notwithstanding the foregoing, an aggregated order may be allocated on a different basis under certain circumstances depending on factors which include, but are not limited to, available cash, liquidity requirements, risk parameters and legal and/or regulatory requirements.

Winton Group and its investment personnel may hold investments in Other Accounts. This may create an incentive for Winton Group and its investment personnel to take investment actions based on those investment interests which might diverge, in some cases, from the interests of other clients or favor or disfavor certain funds over other funds. Any potential conflict that arises from these circumstances is mitigated by several factors, including: (i) the requirement that any material changes to Winton Group's investment system must be tested, reviewed and approved by Winton Group's investment management meeting; (ii) the fact that Winton Group's investment system is designed to achieve long-term capital appreciation as opposed to short-term profits; and
(iii) the fact that most of Winton Group's investments are made in accordance with the signals produced by its investment system.

Certain broker-dealers that Winton Group may use to execute Fund transactions are also clients of Winton Group and/or may refer clients to Winton Group, which creates potential conflicts of interest. These conflicts are addressed by the fact that Winton Group adheres to a policy that prohibits Winton Group from considering any factor other than best execution for its clients when Winton Group executes client transactions.

THE ADMINISTRATOR

SEI Investments Global Funds Services (the "Administrator"), a Delaware statutory trust with its principal business offices at One Freedom Valley Drive, Oaks, Pennsylvania 19456, serves as administrator and fund accountant of the Fund. SEI Investments Management Corporation ("SIMC"), a wholly owned subsidiary of SEI Investments Company ("SEI Investments"), is the owner of all beneficial interests in the Administrator and SEI Investments Distribution Co. (the "Distributor"), the Trust's principal underwriter. SEI Investments and its subsidiaries and affiliates, including the Administrator, are leading providers of fund evaluation services, trust accounting systems, and brokerage and information services to financial institutions, institutional investors, and money managers. The Administrator and its affiliates also serve as administrator or sub-administrator to other investment companies.

Under an Administration Agreement with the Fund ("Administration Agreement"), the Administrator is responsible for managing the business affairs of the Fund, subject to the supervision of the Board, and receives an administration fee calculated and assessed monthly in arrears based on the aggregate net assets of the Fund as of the prior month-end. The Administrator's administrative services include the provision of regulatory reporting and all necessary office space, equipment, personnel and facilities and other administrative services necessary to conduct the Fund's business. As fund accountant, the Administrator provides accounting and bookkeeping services for the Fund, including the calculation of the Fund's NAV.

ADMINISTRATION FEES PAID TO THE ADMINISTRATOR. For its services under the Administration Agreement, the Administrator is paid a fee, which varies based on the average daily net assets of the Fund, subject to certain minimums. For the fiscal period or year ended October 31, 2015 and 2016, the Fund paid the following amounts for these services:

--------------------------------------------------------------------------------
                                     FEES PAID
--------------------------------------------------------------------------------
                            2015(1)             2016
--------------------------------------------------------------------------------
                            $10,617           $165,073
--------------------------------------------------------------------------------

(1) Represents the fiscal period from September 30, 2015 (commencement of Fund operations) to October 31, 2015.

TRANSFER AGENT

Atlantic Shareholder Services, LLC, Three Canal Plaza, Portland, Maine 04101 (the "Transfer Agent"), serves as the Fund's transfer agent and dividend disbursing agent under a transfer agency agreement with the Fund.

THE DISTRIBUTOR

GENERAL. The Fund and the Distributor are parties to a distribution agreement ("Distribution Agreement"), whereby the Distributor acts as principal underwriter for the Fund's shares. The principal business address of the Distributor is One Freedom Valley Drive, Oaks, Pennsylvania 19456. The offering of the Fund's shares is continuous on a monthly basis and the Distributor distributes the Fund's shares on a best efforts and agency basis (not as principal).

The continuance of the Distribution Agreement must be specifically approved at least annually (i) by the vote of the Trustees or by a vote of the majority of the outstanding voting securities of the Fund and (ii) by the vote of a majority of the Trustees who are not "interested persons" of the Fund and have no direct or indirect financial interest in the operations of the Distribution Agreement or any related agreement, cast in person at a meeting called for the purpose of voting on such approval. The Distribution Agreement will terminate automatically in the event of its assignment (as such term is defined in the 1940 Act), and is terminable at any time without penalty by the Board or, by the holders of a majority of the outstanding voting securities of the Fund, upon not less than sixty (60) days' written notice by either party.

PAYMENTS TO FINANCIAL INTERMEDIARIES

DISTRIBUTION AND SERVICE PLAN. The Fund has adopted a Distribution and Service Plan with respect to its Class A shares (the "Plan"). Continuance of the Plan must be approved annually by a majority of the Trustees and by a majority of the Trustees who are not interested persons (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the Plan or in any agreements related to the Plan ("Qualified Trustees"). The Plan requires that quarterly written reports of amounts spent under the Plan and the purposes of such expenditures be furnished to and reviewed by the Trustees. The Plan may not be amended to materially increase the amount of distribution expenses that may be spent thereunder without approval by a majority of the outstanding Class A shares of the Fund. All material amendments of the Plan will require approval by a majority of the Trustees and of the Qualified Trustees.

The Plan provides a method of paying for distribution and shareholder services, which may help the Fund grow or maintain asset levels to provide operational efficiencies and economies of scale, provided by the

Distributor or other financial intermediaries that enter into agreements with the Distributor. The Fund may make payments to financial intermediaries, such as banks, savings and loan associations, insurance companies, investment counselors, broker-dealers, mutual fund "supermarkets" and the Distributor's affiliates and subsidiaries, as compensation for services, reimbursement of expenses incurred in connection with distribution assistance or provision of shareholder services. The Distributor may, at its discretion, retain a portion of such payments to compensate itself for distribution services and distribution related expenses such as the costs of preparation, printing, mailing or otherwise disseminating sales literature, advertising, and prospectuses (other than those furnished to current shareholders of the Fund), promotional and incentive programs, and such other marketing expenses that the Distributor may incur.

Under the Plan, the Distributor or financial intermediaries may receive up to 0.75% of the average daily net assets of the Class A shares as compensation for distribution and shareholder services. The Plan is characterized as a compensation plan since the distribution fee will be paid to the Distributor without regard to the distribution or shareholder service expenses incurred by the Distributor or the amount of payments made to financial intermediaries. The Fund intends to operate the Plan in accordance with its terms and with Financial Industry Regulatory Authority ("FINRA") rules concerning sales charges.

The Plan was not in operation during the fiscal years ended October 31, 2015 or 2016 and, accordingly, the Fund did not pay any fees under the Plan during such fiscal years.

OTHER PAYMENTS BY THE FUND. The Fund may enter into agreements with financial intermediaries pursuant to which the Fund may pay financial intermediaries for non-distribution-related sub-transfer agency, administrative, sub-accounting, and other shareholder services. Payments made pursuant to such agreements are generally based on either (1) a percentage of the average daily net assets of Fund shareholders serviced by a financial intermediary, or (2) the number of Fund shareholders serviced by a financial intermediary. Any payments made pursuant to such agreements may be in addition to, rather than in lieu of, distribution or shareholder services fees the Fund may pay to financial intermediaries pursuant to the Plan.

PAYMENTS BY THE ADVISER. The Adviser and/or its affiliates, in their discretion, may make payments from their own resources and not from Fund assets to affiliated or unaffiliated brokers, dealers, banks (including bank trust departments), trust companies, registered investment advisers, financial planners, retirement plan administrators, insurance companies, and any other institution having a service, administration, or any similar arrangement with the Fund, its service providers or their respective affiliates, as incentives to help market and promote the Fund and/or in recognition of their distribution, marketing, administrative services, and/or processing support.

These additional payments may be made to financial intermediaries that sell Fund shares or provide services to the Fund, the Distributor or shareholders of the Fund through the financial intermediary's retail or institutional distribution channel and/or fund supermarkets. Payments may also be made through the financial intermediary's retirement, qualified tuition, fee-based advisory, wrap fee bank trust, or insurance (e.g., individual or group annuity) programs. These payments may include, but are not limited to, placing the Fund in a financial intermediary's retail or institutional distribution channel or on a preferred or recommended fund list; providing business or shareholder financial planning assistance; educating financial intermediary personnel about the Fund; providing access to sales and management representatives of the financial intermediary; promoting sales of Fund shares; providing marketing and educational support; maintaining share balances and/or for sub-accounting, administrative or shareholder transaction processing services. A financial intermediary may perform the services itself or may arrange with a third party to perform the services.

The Adviser and/or its affiliates may also make payments from their own resources to financial intermediaries for costs associated with the purchase of products or services used in connection with sales and marketing, participation in and/or presentations at conferences or seminars, sales or training programs, client and investor entertainment and other sponsored events. The costs and expenses associated with these efforts may include travel, lodging, sponsorship at educational seminars and conferences, entertainment and meals to the extent permitted by law.

Revenue sharing payments may be negotiated based on a variety of factors, including the level of sales, the amount of Fund assets attributable to investments in the Fund by financial intermediaries customers, a flat fee or other measures as determined from time to time by the Adviser and/or its affiliates. A significant purpose of these payments is to increase the sales of Fund shares, which in turn may benefit the Adviser through increased fees as Fund assets grow.

Investors should understand that some financial intermediaries may also charge their clients fees in connection with purchases of shares or the provision of shareholder services.

THE CUSTODIAN

The Bank of New York Mellon (the "Custodian"), 101 Barclay Street, New York, New York 10286, serves as the custodian of the Fund. The Custodian holds cash, securities and other assets of the Fund as required by the 1940 Act.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


KPMG LLP, located at 1601 Market St, Philadelphia, Pennsylvania 19103, serves as the independent registered public accounting firm for the Fund. The financial statements and notes thereto incorporated by reference have been audited by KPMG LLP, as indicated in their report with respect thereto, and are incorporated by reference in reliance on the authority of their report as experts in accounting and auditing.


LEGAL COUNSEL

Morgan, Lewis & Bockius LLP, with its principal business office located at 1701 Market Street, Philadelphia, Pennsylvania 19103, serves as legal counsel to the Fund.

TRUSTEES AND OFFICERS OF THE FUND

BOARD RESPONSIBILITIES. The management and affairs of the Fund are overseen by the Trustees. The Board has approved contracts, as described above, under which certain companies provide essential management services to the Fund.

The day-to-day business of the Fund, including the management of risk, is performed by third party service providers, such as the Adviser, Distributor and Administrator. The Trustees are responsible for overseeing the Fund's service providers and, thus, have oversight responsibility with respect to risk management performed by those service providers. Risk management seeks to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the Fund. The Fund and its service providers employ a variety of processes, procedures and controls to identify various possible events or circumstances, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each service provider is responsible for one or more discrete aspects of the Fund's business (e.g., the Adviser is responsible for the day-to-day management of the Fund's portfolio investments) and, consequently, for managing the risks associated with that business. The Board has emphasized to the Fund's service providers the importance of maintaining vigorous risk management.

The Trustees' role in risk oversight begins before the inception of the Fund, at which time certain of the Fund's service providers present the Board with information concerning the investment objective, strategies and risks of the Fund as well as proposed investment limitations for the Fund. Additionally, the Adviser provides the Board with an overview of, among other things, its investment philosophy, brokerage practices and compliance infrastructure. Thereafter, the Board continues its oversight function as various personnel, including the Fund's Chief Compliance Officer (the "Chief Compliance Officer"), as well as personnel of the Adviser and other service providers such as the Fund's independent accountants, make periodic reports to the Audit Committee or to the Board with respect to various aspects of risk management. The Board and the Audit Committee oversee efforts by management and service providers to manage risks to which the Fund may be exposed.

The Board is responsible for overseeing the services provided to the Fund by the Adviser and receives information about those services at its regular meetings. In addition, following an initial two-year term, on an annual basis, in connection with its consideration of whether to renew the Advisory Agreement, the Board meets with the Adviser to review such services. Among other things, the Board regularly considers the Adviser's adherence to the Fund's investment restrictions and compliance with various Fund policies and procedures and with applicable securities regulations. The Board also reviews information about the Fund's investments, including, for example, reports on the Adviser's use of derivatives in managing the Fund.

The Chief Compliance Officer reports regularly to the Board to review and discuss compliance issues and Fund and Adviser risk assessments. At least annually, the Chief Compliance Officer provides the Board with a report reviewing the adequacy and effectiveness of the Fund's policies and procedures and those of its service providers, including the Adviser. The report addresses the operation of the policies and procedures of the Fund and each service provider since the date of the last report; any material changes to the policies and procedures since the date of the last report; any recommendations for material changes to the policies and procedures; and any material compliance matters since the date of the last report.

The Board receives reports from the Fund's service providers regarding operational risks and risks related to the valuation and liquidity of portfolio securities. The Fund's Fair Valuation Committee makes regular reports to the Board concerning investments for which market quotations are not readily available. Annually, the Fund's independent registered public accounting firm reviews with the Audit Committee its audit of the Fund's financial statements, focusing on major areas of risk encountered by the Fund and noting any significant deficiencies or material weaknesses in the Fund's internal controls. Additionally, in connection with its oversight function, the Board oversees Fund management's implementation of disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Fund in its periodic reports with the SEC are recorded, processed, summarized, and reported within the required time periods. The Board also oversees the Fund's internal controls over financial reporting, which comprise policies and procedures designed to provide reasonable assurance regarding the reliability of the Fund's financial reporting and the preparation of the Fund's financial statements.

From their review of these reports and discussions with the Adviser, the Chief Compliance Officer, the independent registered public accounting firm and other service providers, the Board and the Audit Committee learn in detail about the material risks of the Fund, thereby facilitating a dialogue about how management and service providers identify and mitigate those risks.

The Board recognizes that not all risks that may affect the Fund can be identified and/or quantified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund's goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters are typically summaries of the relevant information. Most of the Fund's investment management and business affairs are carried out by or through the Adviser and other service providers each of which has an independent interest in risk management but whose policies and the methods by which one or more risk management functions are carried out may differ from the Fund's and each other's in the setting of priorities, the resources available or the effectiveness of relevant controls. As a result of the foregoing and other factors, the Board's ability to monitor and manage risk, as a practical matter, is subject to limitations.

MEMBERS OF THE BOARD. There are five members of the Board, four of whom are not "interested persons" of the Fund, as that term is defined in the 1940 Act ("Independent Trustees"). Mr. Doran, an interested person of the Fund, serves as Chairman of the Board. Mr. Hunt, an Independent Trustee, serves as the lead Independent Trustee. The Fund has determined its leadership structure is appropriate given the specific characteristics and circumstances of the Fund. The Fund made this determination in consideration of, among other things, the fact that the Independent Trustees constitute more than three-quarters of the Board, the fact that the chairperson of each Committee of the Board is an Independent Trustee and the amount of assets under management in the Fund. The Board also believes that its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from Fund management.

The Board has two standing committees: the Audit Committee and the Governance Committee. The Audit Committee and Governance Committee are each chaired by an Independent Trustee and composed of all of the Independent Trustees.

In his role as Chairman, Mr. Doran, among other things: (i) presides over board meetings; (ii) oversees the development of agendas for Board meetings; (iii) facilitates communication between the Trustees and management; and (iv) has such other responsibilities as the Board determines from time to time.

In his role as lead Independent Trustee, Mr. Hunt, among other things: (i) presides over Board meetings in the absence of the Chairman of the Board; (ii) presides over executive sessions of the Independent Trustees; (iii) along with the Chairman of the Board, oversees the development of agendas for Board meetings; (iv) facilitates communication between the Independent Trustees and management, and among the Independent Trustees; (v) serves as a key point person for dealings between the Independent Trustees and management; and (vi) has such other responsibilities as the Board or Independent Trustees determine from time to time.

TRUSTEES AND OFFICERS OF THE FUND. Set forth below are the names, years of birth, position with the Fund and length of time served, and the principal occupations and other directorships held during at least the last five years of each of the persons currently serving as a Trustee or officer of the Fund. There is no stated term of office for the Trustees and officers of the Fund. Unless otherwise noted, the business address of each Trustee or officer is c/o Winton Diversified Opportunities Fund, One Freedom Valley Drive, Oaks, Pennsylvania 19456.


--------------------------------------------------------------------------------------------------------
                   POSITION WITH      PRINCIPAL
                     TRUST AND       OCCUPATIONS       NUMBER OF PORTFOLIOS      OTHER DIRECTORSHIPS
   NAME AND          LENGTH OF       IN THE PAST        IN FUND COMPLEX(2)         HELD IN THE PAST
YEAR OF BIRTH       TIME SERVED        5 YEARS         OVERSEEN BY TRUSTEE             5 YEARS
--------------------------------------------------------------------------------------------------------
INTERESTED TRUSTEE
--------------------------------------------------------------------------------------------------------
William M.         Chairman of     Self-Employed               1                Current
Doran              the Board of    Consultant                                   Directorships: Trustee
(Born: 1940)       Trustees(1)     since 2003.                                  of The Advisors' Inner
                   (since 2014)    Partner at                                   Circle Fund, The
                                   Morgan, Lewis                                Advisors' Inner Circle
                                   & Bockius                                    Fund II, Bishop Street
                                   LLP (law firm)                               Funds, The KP Funds,
                                   from 1976 to                                 The Advisors' Inner
                                   2003. Counsel                                Circle Fund III, Gallery
                                   to the Trust,                                Trust, Schroder Series
                                   SEI                                          Trust, Schroder Global
                                   Investments,                                 Series Trust, SEI Daily
                                   SIMC, the                                    Income Trust, SEI
                                   Administrator                                Institutional
                                   and the                                      International Trust, SEI
                                   Distributor.                                 Institutional Investments
                                   Secretary of                                 Trust, SEI Institutional
                                   SEI                                          Managed Trust, SEI
                                   Investments                                  Asset Allocation Trust,
                                   since 1978.                                  SEI Tax Exempt Trust,
                                                                                Adviser Managed Trust,
                                                                                New Covenant Funds,
                                                                                SEI Insurance Products
                                                                                Trust and SEI Catholic
                                                                                Values Trust. Director of
                                                                                SEI Investments, SEI
                                                                                Investments (Europe),
                                                                                Limited, SEI
                                                                                Investments--Global
                                                                                Funds Services, Limited,
                                                                                SEI Investments Global,
                                                                                Limited, SEI
                                                                                Investments (Asia),
                                                                                Limited, SEI Global
                                                                                Nominee Ltd., SEI
                                                                                Investments -- Unit Trust
                                                                                Management (UK)
                                                                                Limited and SEI
                                                                                Investments Co. Director
                                                                                of the Distributor.

                                                                                Former Directorships:
                                                                                Director of SEI Alpha
                                                                                Strategy Portfolios, LP
                                                                                to 2013. Trustee of
                                                                                O'Connor EQUUS
                                                                                (closed-end investment
                                                                                company) to 2016.
                                                                                Trustee of SEI Liquid
                                                                                Asset Trust to 2016.
                                                                                Trustee of Winton Series
                                                                                Trust to 2017.
--------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------
                   POSITION WITH      PRINCIPAL
                     TRUST AND       OCCUPATIONS       NUMBER OF PORTFOLIOS      OTHER DIRECTORSHIPS
   NAME AND          LENGTH OF       IN THE PAST        IN FUND COMPLEX(2)         HELD IN THE PAST
YEAR OF BIRTH       TIME SERVED        5 YEARS         OVERSEEN BY TRUSTEE             5 YEARS
--------------------------------------------------------------------------------------------------------
INDEPENDENT TRUSTEES
--------------------------------------------------------------------------------------------------------
Jon C. Hunt        Trustee         Retired since               1                Current Directorships:
(Born: 1951)       (since 2014)    2013.                                        Trustee of City National
                                   Consultant to                                Rochdale Funds, The
                                   Management,                                  Advisors' Inner Circle
                                   Convergent                                   Fund III, Gallery Trust,
                                   Capital                                      Schroder Series Trust
                                   Management,                                  and Schroder Global
                                   LLC ("CCM")                                  Series Trust.
                                   from 2012 to
                                   2013.                                        Former Directorships:
                                   Managing                                     Trustee of O'Connor
                                   Director and                                 EQUUS (closed-end
                                   Chief                                        investment company) to
                                   Operating                                    2016. Member of
                                   Officer, CCM                                 Independent Committee
                                   from 1998 to                                 of Nuveen Commodities
                                   2012.                                        Asset Management to
                                                                                2016. Trustee of Winton
                                                                                Series Trust to 2017.
--------------------------------------------------------------------------------------------------------
Thomas P.          Trustee         Retired since               1                Current Directorships:
Lemke              (since 2014)    2013.                                        Trustee of AXA Premier
(Born: 1954)                       Executive Vice                               VIP Trust, The
                                   President and                                Advisors' Inner Circle
                                   General                                      Fund III, Gallery Trust,
                                   Counsel, Legg                                Schroder Series Trust,
                                   Mason, Inc.                                  Schroder Global Series
                                   from 2005 to                                 Trust and JP Morgan
                                   2013.                                        Active ETFs.

                                                                                Former Directorships:
                                                                                Trustee of Munder
                                                                                Funds to 2014. Trustee
                                                                                of Victory Funds to
                                                                                2015. Trustee of
                                                                                O'Connor EQUUS
                                                                                (closed-end investment
                                                                                company) to 2016.
                                                                                Trustee of Winton Series
                                                                                Trust to 2017.
--------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------
                   POSITION WITH      PRINCIPAL
                     TRUST AND       OCCUPATIONS       NUMBER OF PORTFOLIOS      OTHER DIRECTORSHIPS
   NAME AND          LENGTH OF       IN THE PAST        IN FUND COMPLEX(2)         HELD IN THE PAST
YEAR OF BIRTH       TIME SERVED        5 YEARS         OVERSEEN BY TRUSTEE             5 YEARS
--------------------------------------------------------------------------------------------------------
Jay C. Nadel       Trustee         Self-Employed               1                Current
(Born: 1958)       (since 2016)    Consultant                                   Directorships: Trustee
                                   since 2004.                                  of City National
                                                                                Rochdale Funds, The
                                                                                Advisors' Inner Circle
                                                                                Fund III, Gallery Trust,
                                                                                Schroder Series Trust
                                                                                and Schroder Global
                                                                                Series Trust. Director of
                                                                                Lapolla Industries, Inc.

                                                                                Former Directorships:
                                                                                Trustee of Rochdale
                                                                                Investment Trust to
                                                                                2013. Trustee of Winton
                                                                                Series Trust to 2017.
--------------------------------------------------------------------------------------------------------
Randall S.         Trustee         Co-Founder                  1                Current Directorships:
Yanker             (since 2014)    and Senior                                   Trustee of The Advisors'
(Born: 1960)                       Partner,                                     Inner Circle Fund III,
                                   Alternative                                  Gallery Trust, Schroder
                                   Asset                                        Series Trust and
                                   Managers, L.P.                               Schroder Global Series
                                   since 2004.                                  Trust. Independent Non-
                                                                                Executive Director of
                                                                                HFA Holdings Limited.

                                                                                Former Directorships:
                                                                                Trustee of O'Connor
                                                                                EQUUS (closed-end
                                                                                investment company) to
                                                                                2016. Trustee of Winton
                                                                                Series Trust to 2017.
--------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------
NAME AND           POSITION WITH TRUST AND
YEAR OF BIRTH      LENGTH OF TIME SERVED                 PRINCIPAL OCCUPATIONS IN PAST 5 YEARS
----------------------------------------------------------------------------------------------------------
Michael Beattie    President                             Director of Client Service, SEI Investments,
(Born: 1965)       (since 2014)                          since 2004.
----------------------------------------------------------------------------------------------------------
John Bourgeois     Assistant Treasurer                   Fund Accounting Manager, SEI Investments,
(Born: 1973)       (since 2017)                          since 2000.
----------------------------------------------------------------------------------------------------------
Stephen            Treasurer, Controller and Chief       Director, SEI Investments, Fund Accounting
Connors            Financial Officer                     since December 2014. Audit Manager, Deloitte
(Born: 1984)       (since 2015)                          & Touche LLP, from 2011 to 2014.
----------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------
NAME AND           POSITION WITH TRUST AND
YEAR OF BIRTH      LENGTH OF TIME SERVED                 PRINCIPAL OCCUPATIONS IN PAST 5 YEARS
----------------------------------------------------------------------------------------------------------
Dianne M.          Vice President and Secretary          Counsel at SEI Investments since 2010.
Descoteaux         (since 2014)                          Associate at Morgan, Lewis & Bockius LLP
(Born: 1977)                                             from 2006 to 2010.
----------------------------------------------------------------------------------------------------------
Russell Emery      Chief Compliance Officer              Chief Compliance Officer of SEI Structured
(Born: 1962)       (since 2014)                          Credit Fund, LP since June 2007. Chief
                                                         Compliance Officer of SEI Alpha Strategy
                                                         Portfolios, LP from June 2007 to September
                                                         2013. Chief Compliance Officer of The
                                                         Advisors' Inner Circle Fund, The Advisors'
                                                         Inner Circle Fund II, Bishop Street Funds, The
                                                         KP Funds, The Advisors' Inner Circle Fund III,
                                                         Gallery Trust, Schroder Series Trust, Schroder
                                                         Global Series Trust, SEI Institutional Managed
                                                         Trust, SEI Asset Allocation Trust, SEI
                                                         Institutional International  Trust,    SEI
                                                         Institutional Investments Trust, SEI Daily
                                                         Income Trust, SEI Tax Exempt Trust, Adviser
                                                         Managed Trust, New Covenant Funds, SEI
                                                         Insurance Products Trust and SEI Catholic
                                                         Values Trust. Chief Compliance Officer of SEI
                                                         Opportunity Fund, L.P. to 2010. Chief
                                                         Compliance Officer of O'Connor EQUUS
                                                         (closed-end investment company) to 2016.
                                                         Chief Compliance Officer of SEI Liquid Asset
                                                         Trust to 2016. Chief Compliance Officer of
                                                         Winton Series Trust to 2017.
----------------------------------------------------------------------------------------------------------
John Y. Kim        Vice President and Assistant          Attorney, SEI Investments (2014-present).
(Born: 1981)       Secretary                             Associate, Stradley Ronon Stevens & Young,
                   (since 2014)                          LLP (2009-2014).
----------------------------------------------------------------------------------------------------------
Robert Morrow      Vice President                        Account Manager, SEI Investments, since
(Born: 1968)       (since 2017)                          2007.
----------------------------------------------------------------------------------------------------------
Robert Nesher      Vice Chairman                         SEI employee 1974 to present; currently
(Born: 1946)       (since 2014)                          performs various services on behalf of SEI
                                                         Investments for which Mr. Nesher is
                                                         compensated. Vice Chairman of The Advisors'
                                                         Inner Circle Fund III, Gallery Trust, Schroder
                                                         Series Trust and Schroder Global Series Trust.
                                                         President, Chief Executive Officer and Trustee
                                                         of SEI Daily Income Trust, SEI Tax Exempt
                                                         Trust, SEI Institutional Managed Trust, SEI
                                                         Institutional International Trust, SEI
                                                         Institutional Investments Trust, SEI Asset
                                                         Allocation Trust, Adviser Managed Trust, New
                                                         Covenant Funds, SEI Insurance Products Trust
                                                         and SEI Catholic Values Trust. President and
                                                         Director of SEI Structured Credit Fund, LP.
----------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------
NAME AND           POSITION WITH TRUST AND
YEAR OF BIRTH      LENGTH OF TIME SERVED                 PRINCIPAL OCCUPATIONS IN PAST 5 YEARS
----------------------------------------------------------------------------------------------------------
                                                         President, Chief Executive Officer and Director
                                                         of SEI Alpha Strategy Portfolios, LP, June
                                                         2007 to September 2013. President and
                                                         Director of SEI Opportunity Fund, L.P. to
                                                         2010. Vice Chairman of O'Connor EQUUS
                                                         (closed-end investment company) to 2016.
                                                         Vice Chairman of Winton Series Trust to 2017.
                                                         President, Chief Executive Officer and Trustee
                                                         of SEI Liquid Asset Trust to 2016.
----------------------------------------------------------------------------------------------------------
Bridget E.         Privacy Officer                       Senior Associate and AML Officer, Morgan
Sudall             (since 2015)                          Stanley Alternative Investment Partners (2011-
(Born: 1980)                                             2015). Investor Services Team Lead, Morgan
                   Anti-Money Laundering Officer         Stanley Alternative Investment Partners (2007-
                   (since 2015)                          2011).
----------------------------------------------------------------------------------------------------------
Lisa Whittaker     Vice President and Assistant          Attorney, SEI Investments (2012-present).
(Born: 1978)       Secretary                             Associate Counsel and Compliance Officer,
                   (since 2014)                          The Glenmede Trust Company, N.A. (2011-
                                                         2012). Associate, Drinker Biddle & Reath LLP
                                                         (2006-2011).
----------------------------------------------------------------------------------------------------------


(1) Mr. Doran is deemed to be an "interested person" of the Fund as that term is defined in the 1940 Act by virtue of his positions with the Distributor and its affiliates.

(2)  The Fund Complex consists only of the Fund.

INDIVIDUAL TRUSTEE QUALIFICATIONS. The Fund has concluded that each of the Trustees should serve on the Board because of their ability to review and understand information about the Fund provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Fund, and to exercise their business judgment in a manner that serves the best interests of the Fund's shareholders. The Fund has concluded that each of the Trustees should serve as a Trustee based on their own experience, qualifications, attributes and skills as described below.

The Fund has concluded that Mr. Doran should serve as Trustee because of the experience he gained serving as a Partner in the Investment Management and Securities Industry Practice of a large law firm, his experience in and knowledge of the financial services industry, and the experience he has gained serving on other investment company boards.

The Fund has concluded that Mr. Hunt should serve as Trustee because of the experience he gained in a variety of leadership roles with different investment management institutions, his experience in and knowledge of the financial services industry, and the experience he has gained as a board member of open-end, closed-end and private funds investing in a broad range of asset classes, including alternative asset classes.

The Fund has concluded that Mr. Lemke should serve as Trustee because of the extensive experience he gained in the financial services industry, including experience in various senior management positions with financial services firms and multiple years of service with a regulatory agency, his background in controls, including legal, compliance and risk management, and his service as general counsel for several financial services firms.

The Fund has concluded that Mr. Nadel should serve as Trustee because of the experience he gained in a variety of leadership roles with an audit firm and various financial services firms, his experience in and knowledge of the financial services industry, and the experience he has gained serving on other mutual fund and operating company boards.

The Fund has concluded that Mr. Yanker should serve as Trustee because of the experience he gained in a variety of leadership roles with the alternative asset management divisions of various financial services firms, his experience in and knowledge of the financial services industry, and the experience he has gained advising institutions on alternative asset management.

In its periodic assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Trustees primarily in the broader context of the Board's overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Fund.

BOARD COMMITTEES. The Board has established the following standing committees:

     o AUDIT COMMITTEE. The Board has a standing Audit Committee that is composed of each of the Independent Trustees. The Audit Committee operates under a written charter approved by the Board. The principal responsibilities of the Audit Committee include: (i) recommending which firm to engage as the Fund's independent registered public accounting firm and whether to terminate this relationship; (ii) reviewing the independent registered public accounting firm's compensation, the proposed scope and terms of its engagement, and the firm's independence; (iii) pre-approving audit and non-audit services provided by the Fund's independent registered public accounting firm to the Fund and certain other affiliated entities; (iv) serving as a channel of communication between the independent registered public accounting firm and the Trustees; (v) reviewing the results of each external audit, including any qualifications in the independent registered public accounting firm's opinion, any related management letter, management's responses to recommendations made by the independent registered public accounting firm in connection with the audit, reports submitted to the Committee by the internal auditing department of the Administrator that are material to the Fund as a whole, if any, and management's responses to any such reports; (vi) reviewing the Fund's audited financial statements and considering any significant disputes between the Fund's management and the independent registered public accounting firm that arose in connection with the preparation of those financial statements; (vii) considering, in consultation with the independent registered public accounting firm and the Fund's senior internal accounting executive, if any, the independent registered public accounting firms' reports on the adequacy of the Fund's internal financial controls; (viii) reviewing, in consultation with the Fund's independent registered public accounting firm, major changes regarding auditing and accounting principles and practices to be followed when preparing the Fund's financial statements; and (ix) other audit related matters. Mr. Hunt, Mr. Lemke, Mr. Nadel and Mr. Yanker currently serve as members of the Audit Committee. Mr. Nadel serves as the Chairman of the Audit Committee. The Audit Committee meets periodically, as necessary, and met four (4) times during the most recently completed fiscal year.

     o GOVERNANCE COMMITTEE. The Board has a standing Governance Committee that is composed of each of the Independent Trustees. The Governance Committee operates under a written charter approved by the Board. The principal responsibilities of the Governance Committee include: (i) considering and reviewing Board governance and compensation issues;
          (ii) conducting a self-assessment of the Board's operations; (iii) selecting and nominating all persons to serve as Independent Trustees and evaluating the qualifications of "interested" Trustee candidates; and (iv) reviewing shareholder recommendations for nominations to fill vacancies on the Board if such recommendations are submitted in writing and addressed to the Committee at the Fund's office. Mr. Hunt, Mr. Lemke, Mr. Nadel and Mr. Yanker currently serve as members of the Governance Committee. Mr. Lemke serves as the Chairman of the Governance Committee. The Governance Committee meets periodically, as necessary and met four (4) times during the most recently completed fiscal year.

FAIR VALUATION COMMITTEE. The Board has also established a standing Fair Valuation Committee that is composed of various representatives of the Fund's service providers, as appointed by the Board. The Fair Valuation Committee operates under procedures approved by the Board. The principal responsibility of the Fair Valuation Committee is to determine the fair value of securities for which current market quotations are not readily available. The Fair Valuation Committee's determinations are reviewed by the Board.

FUND SHARES OWNED BY BOARD MEMBERS. The following table shows the dollar amount range of each Trustee's "beneficial ownership" of shares of the Fund as of the end of the most recently completed calendar year. Dollar amount ranges disclosed are established by the SEC. "Beneficial ownership" is determined in accordance with Rule 16a-1(a)(2) under the 1934 Act. The Trustees and officers of the Fund own less than 1% of the outstanding shares of the Fund.

---------------------------------------------------------------------------------------
                            DOLLAR RANGE OF          AGGREGATE DOLLAR RANGE OF SHARES
   NAME                 FUND SHARES (FUND)(1)      (ALL FUNDS IN THE FUND COMPLEX)(1,2)
---------------------------------------------------------------------------------------
INTERESTED TRUSTEE
---------------------------------------------------------------------------------------
   Doran                        None                            None
---------------------------------------------------------------------------------------
INDEPENDENT TRUSTEES
---------------------------------------------------------------------------------------
    Hunt                        None                            None
---------------------------------------------------------------------------------------
   Lemke                        None                            None
---------------------------------------------------------------------------------------
   Nadel                        None                            None
---------------------------------------------------------------------------------------
  Yanker                        None                            None
---------------------------------------------------------------------------------------

(1)  Valuation date is December 31, 2016.

(2)  The Fund Complex consists only of the Fund.

BOARD COMPENSATION. The Fund paid the following fees to the Trustees during the fiscal year ending October 31, 2016:

-----------------------------------------------------------------------------------
                                                           TOTAL COMPENSATION
                         AGGREGATE COMPENSATION          FROM THE FUND AND THE
NAME                         FROM THE FUND                  FUND COMPLEX(1)
-----------------------------------------------------------------------------------
INTERESTED TRUSTEE
-----------------------------------------------------------------------------------
William M. Doran                   $0                $0 for service on one (1)
                                                       board
-----------------------------------------------------------------------------------
INDEPENDENT TRUSTEES
-----------------------------------------------------------------------------------
Jon C. Hunt                     $5,000               $5,000 for service on one (1)
                                                       board
-----------------------------------------------------------------------------------
Thomas P. Lemke                 $5,000               $5,000 for service on one (1)
                                                       board
-----------------------------------------------------------------------------------
Jay C. Nadel(2)                 $2,500               $2,500 for service on one (1)
                                                       board
-----------------------------------------------------------------------------------
Randall S. Yanker               $5,000               $5,000 for service on one (1)
                                                       board
-----------------------------------------------------------------------------------

(1)  The Fund Complex consists only of the Fund.

(2)  Joined the Board on June 9, 2016.

PURCHASING SHARES

Shares are offered on a continuous monthly basis at NAV per share plus any applicable sales charge, as described in the Prospectus, and may be purchased as of 4:00 p.m. Eastern Time on the last business day of any month (the "Closing Time"), provided the New York Stock Exchange ("NYSE") is open for business, or at such other times as the Fund may determine. Currently, the Fund is closed for business when the following holidays are observed: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. During any continuous offering, shares may be purchased through the Distributor or selected selling agents or sub-distributors that have entered into dealer agreements with the Distributor. Any continuous offering, if commenced, may be discontinued at any time. The Fund will have the sole right to accept orders to purchase shares and reserves the right to reject any order in whole or in part.

Class I and Class A shares of the Fund require a minimum initial investment of $10,000 and minimum subsequent investments of $5,000. The Fund may waive these minimum investment requirements for one or more investors in its sole discretion. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in the Prospectus. The Adviser may accept investments in the Fund on such other terms as it authorizes from time to time and may reject applications for shares for any or no reason, in its sole discretion.

Each prospective investor must submit a completed application, including the investor certification, five business days prior, and payment in cleared U.S. funds three business days prior, to the purchase date (currently as of the Closing Time on the last business day of the month).

Class I shares and Class A shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. Shareholders will not have the right to redeem their shares. In addition, shares are subject to transfer restrictions, including a requirement that shares may be transferred only to persons who meet the Fund's eligibility requirements set forth in the Prospectus. However, the Fund conducts periodic repurchase offers for a portion of its outstanding shares.

DETERMINATION OF NET ASSET VALUE

GENERAL POLICY. In general, securities for which market quotations are readily available are valued at current market value, and all other securities are valued at fair value in accordance with procedures adopted by the Board. In complying with the 1940 Act, the Fund relies on guidance provided by the SEC and by the SEC staff in various interpretive letters and other guidance.

The Fund will generally calculate its NAV for the last business day of every week and the last business day of every month as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern Time) by adding the total value of its assets, subtracting its liabilities and then dividing the result by the number of shares outstanding. The Fund also calculates its NAV in connection with periodic repurchase offers as described in the Prospectus.

EQUITY SECURITIES. Securities listed on a securities exchange, market or automated quotation system for which quotations are readily available (except for securities traded on NASDAQ), including securities traded over the counter, are valued at the last quoted sale price on an exchange or market (foreign or domestic) on which they are traded on the valuation date (or at approximately 4:00 p.m., Eastern Time, if such exchange is normally open at that time), or, if there is no such reported sale on the valuation date, at the most recent quoted bid price. For securities traded on NASDAQ, the NASDAQ Official Closing Price will be used. If such prices are not available or determined to not represent the fair value of the security as of the Fund's pricing time, the security will be valued at fair value as determined in good faith using methods approved by the Board.

MONEY MARKET SECURITIES AND OTHER DEBT SECURITIES. If available, money market securities and other debt securities are priced based upon valuations provided by recognized independent, third-party pricing agents. Such values generally reflect the last reported sales price if the security is actively traded. The third-party pricing agents may also value debt securities by employing methodologies that utilize actual market transactions, broker-supplied valuations, or other methodologies designed to identify the market value for such securities. Such methodologies generally consider such factors as security prices, yields, maturities, call features, ratings and developments relating to specific securities in arriving at valuations. Money market securities and other debt securities with remaining maturities of sixty days or less may be valued at their amortized cost, which approximates market value. If such prices are not available or determined to not represent the fair value of the security as of the Fund's pricing time, the security will be valued at fair value as determined in good faith using methods approved by the Board.

DERIVATIVES AND OTHER COMPLEX SECURITIES. Exchange traded options on securities and indices purchased by the Fund generally are valued at their last trade price or, if there is no last trade price, the last bid price. Exchange-traded options on securities and indices written by the Fund generally are valued at their last trade price or, if there is no last trade price, the last asked price. In the case of options traded in the over-the-counter market, if the OTC option is also an exchange-traded option, the Fund will follow the rules regarding the valuation of exchange traded options. If the OTC option is not also an exchange traded option, the Fund will value the option at fair value in accordance with procedures adopted by the Board. Futures contracts and options on futures contracts are valued at the last trade price prior to the end of the Fund's pricing cycle.

Illiquid securities, securities for which reliable quotations or pricing services are not readily available, and all other assets will be valued either at the average of the last bid price of the securities obtained from two or more dealers or otherwise at their respective fair value as determined in good faith by, or under procedures established by the Board. The Board has adopted fair valuation procedures for the Fund and has delegated responsibility for fair value determinations to the Fair Valuation Committee. The members of the Fair Valuation Committee report, as necessary, to the Board regarding portfolio valuation determination. The Board, from time to time, will review these methods of valuation and will recommend changes which may be necessary to assure that the investments of the Fund are valued at fair value.

USE OF THIRD-PARTY INDEPENDENT PRICING AGENTS. Pursuant to contracts with the Administrator, market prices for most securities held by the Fund are provided daily by third-party independent pricing agents that are approved by the Board. The valuations provided by third-party independent pricing agents are reviewed daily by the Administrator.

TAXES

The following is only a summary of certain additional U.S. federal income tax considerations generally affecting the Fund and its shareholders that is intended to supplement the discussion contained in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the discussion here and in the Prospectus is not intended as a substitute for careful tax planning. The following general discussion of certain federal income tax consequences is based on the Code and the regulations issued thereunder as in effect on the date of this SAI. New legislation, as well as administrative changes or court decisions, may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein. Shareholders are urged to consult their tax advisers with specific reference to their own tax situations, including their foreign and state and local tax liabilities.

QUALIFICATION AS A REGULATED INVESTMENT COMPANY. The Fund intends to qualify and elects to be treated as a RIC. By following such a policy, the Fund expects to eliminate or reduce to a nominal amount the federal taxes to which it may be subject. If the Fund qualifies as a RIC, it will generally not be subject to federal income taxes on the net investment income and net realized capital gains that it timely distributes to its shareholders. The Board reserves the right not to maintain the Fund's qualification as a RIC if it determines such course of action to be beneficial to the Fund's shareholders.

In order to qualify as a RIC under the Code, the Fund must distribute annually to its shareholders at least 90% of its net investment income (which, includes dividends, taxable interest, and the excess of net short-term capital gains over net long-term capital losses, less operating expenses) and at least 90% of its net tax exempt interest income, for each tax year, if any (the "Distribution Requirement"), and also must meet certain additional requirements. Among these requirements are the following: (i) at least 90% of the Fund's gross income each taxable year must be derived from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities, or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies, and net income derived from an interest in a qualified publicly traded partnership (the "Qualifying Income Test"); and (ii) at the close of each quarter of the Fund's taxable year: (A) at least 50% of the value of its total assets must be represented by cash and cash items, U.S. government securities, securities of other RICs and other securities, with such other securities limited, in respect to any one issuer, to an amount not greater than 5% of the value of the Fund's total assets and that does not represent more than 10% of the outstanding voting securities of such issuer, including the equity securities of a qualified publicly traded partnership, and
(B) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of any one issuer or the securities (other than the securities of another RIC) of two or more issuers that the Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses, or the securities of one or more qualified publicly traded partnerships (the "Asset Diversification Test"). Although the Fund intends to distribute substantially all of its net investment company taxable income and may distribute its net capital gain for any taxable year, the Fund will be subject to federal income taxation to the extent such income or gains are not distributed.

For purposes of satisfying the Asset Diversification Test described above, it may be difficult for the Fund in all cases to identify the "issuer" of a particular Fund investment including any total return swaps used for indirect investment exposure. There is a risk that the Internal Revenue Service (the "IRS") could make an adverse determination with respect to identifying the issuer of Fund investments and could disagree with the Fund's valuation of the underlying issuers to a particular derivative. Such an adverse determination could adversely affect the Fund's ability to meet the Asset Diversification Test described above and could therefore jeopardize the Fund's status as a RIC.

Certain securities in which the Fund may invest may not produce qualifying income for purposes of the Qualifying Income Test (as described above) which must be met for the Fund to maintain its status as a RIC. For example, for purposes of the Qualifying Income Test, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the Fund. However, 100% of the net income derived from an interest in a qualified publicly traded partnerships ("QPTPs") (generally, a partnership (i) interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, (ii) that derives at least 90% of its income from the passive income sources specified in Code section 7704(d), and (iii) that derives less than 90% of its income from the qualifying income described in (i) of the prior paragraph) will be treated as qualifying income. In addition, although in general the passive loss rules of the Code do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a QPTP.

In addition, for purposes of the Qualifying Income Test, income derived from certain investments including commodity-based investments does not generally generate qualifying income. The Fund, however, intends to gain exposure to these non-qualifying investments including commodities investments through their investment in their wholly-owned Subsidiary. The Subsidiary intends to invest directly or indirectly in commodities, interest rates, currencies, bonds and other commodity-linked derivative instruments, including options, futures contracts, swaps, options on futures contracts. The Fund has secured an opinion of counsel based on customary representations that actual distributions from the Subsidiary to the Fund should be treated as "qualifying income."

If the Fund fails to satisfy the Qualifying Income or Asset Diversification tests in any taxable year, the Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the diversification requirements where the Fund corrects the failure within a specified period. If the Fund fails to maintain qualification as a RIC for a tax year, and the relief provisions are not available, the Fund will be subject to federal income tax at regular corporate rates without any deduction for distributions to shareholders. In such case, its shareholders would be taxed as if they received ordinary dividends, although corporate shareholders could be eligible for the dividends received deduction (subject to certain limitations) and individuals may be able to benefit from the lower tax rates available to qualified dividend income. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before requalifying as a RIC. The Board reserves the right not to maintain the qualification of the Fund as a RIC if it determines such course of action to be beneficial to shareholders.

FEDERAL EXCISE TAX. If the Fund fails to distribute in a calendar year at least 98% of its ordinary income for the year and 98.2% of its capital gain net income (the excess of capital gains over capital losses without regard to holding periods) for the one-year period ending October 31 of that calendar year (and any retained amount from the prior calendar year on which the Fund paid no federal income tax), the Fund will be subject to a nondeductible 4% federal excise tax on the undistributed amounts. The Fund intends to make sufficient distributions to avoid imposition of this tax, or to retain, at most its net capital gains and pay tax thereon. The Fund cannot make any assurances that such tax can be completely eliminated. The Fund may in certain circumstances be required to liquidate Fund investments in order to make sufficient distributions to avoid federal excise tax liability at a time when the Adviser might not otherwise have chosen to do so, and liquidation of investments in such circumstances may affect the ability of the Fund to satisfy the requirement for qualification as a RIC.

The Fund may elect to treat part or all of any "qualified late year loss" as if it had been incurred in the succeeding taxable year in determining the Fund's taxable income, net capital gain, net short-term capital gain, and earnings and profits. The effect of this election is to treat any such "qualified late year loss" as if it had been incurred in the succeeding taxable year in characterizing Fund distributions for any calendar year. A "qualified late year loss" generally includes net capital loss, net long-term capital loss, or net short-term capital loss incurred after October 31 of the current taxable year (commonly referred to as "post-October losses") and certain other late-year losses.

CAPITAL LOSS CARRYOVERS. The treatment of capital loss carryovers for the Fund is similar to the rules that apply to capital loss carryovers of individuals which provide that such losses are carried over indefinitely. If the Fund has a "net capital loss" (that is, capital losses in excess of capital gains) for a taxable year, the excess of the Fund's net short-term capital losses over its net long-term capital gains is treated as a short-term capital loss arising on the first day of the Fund's next taxable year, and the excess, if any, of the Fund's net long-term capital losses over its net short-term capital gains is treated as a long-term capital loss arising on the first day of the Fund's next taxable year. Realized capital losses may be carried forward indefinitely until used, subject to limitations if the Fund undergoes a change in ownership as defined.

DISTRIBUTIONS TO SHAREHOLDERS. The Fund receives income generally in the form of dividends and interest on investments. This income, plus net short-term capital gains, if any, less expenses incurred in the operation of the Fund, constitutes the Fund's net investment income from which dividends may be paid to you. Any distributions by the Fund from such income will be taxable to you as ordinary income or at the lower capital gains rates that apply to individuals receiving qualified dividend income, whether you take them in cash or in additional shares.

Distributions by the Fund are currently eligible for the reduced maximum tax rate to individuals of 20% (lower rates apply to individuals in lower tax brackets) to the extent that the Fund receives qualified dividend income on the securities it holds and the Fund reports the distributions as qualified dividend income. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain foreign corporations (e.g., foreign corporations incorporated in a possession of the United States or in certain countries with a comprehensive tax treaty with the United States, or the stock of which is readily tradable on an established securities market in the United States). A dividend will not be treated as qualified dividend income to the extent that: (i) the shareholder has not held the shares on which the dividend was paid for more than sixty (60) days during the 121-day period that begins on the date that is sixty (60) days before the date on which the shares become "ex-dividend" (which is the day on which declared distributions (dividends or capital gains) are deducted from the Fund's assets before it calculates the
NAV) with respect to such dividend, (ii) the Fund has not satisfied similar holding period requirements with respect to the securities it holds that paid the dividends distributed to the shareholder), (iii) the shareholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to substantially similar or related property, or (iv) the shareholder elects to treat such dividend as investment income under section 163(d)(4)(B) of the Code. Therefore, if you lend your shares in the Fund, such as pursuant to securities lending arrangement, you may lose the ability to treat dividends (paid while the shares are held by the borrower) as qualified dividend income. Distributions that the Fund receives from an ETF or underlying fund taxable as a RIC will be treated as qualified dividend income only to the extent so reported by such ETF or underlying fund.

Distributions by the Fund of its net short-term capital gains will be taxable as ordinary income. Capital gain distributions consisting of the Fund's net capital gains will be taxable as long-term capital gains for individual shareholders currently set at a maximum rate of 20% regardless of how long you have held your shares in the Fund.

The Fund (or its administrative agent) will report to you the amount of distributions of ordinary income, qualified dividend income and capital gain, if any, at the time they are paid and will report to you their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not held Fund shares for a full year, the Fund may report and distribute to you, as ordinary income, qualified dividend income or capital gain, a percentage of income that is not equal to the actual amount of such income earned during the period of your investment in the Fund.

A dividend or distribution received shortly after the purchase of shares reduces the NAV of the shares by the amount of the dividend or distribution and, although in effect a return of capital, will be taxable to the shareholder. If the NAV of shares were reduced below the shareholder's cost by dividends or distributions representing gains realized on sales of securities, such dividends or distributions would be a return of investment though taxable to the shareholder in the same manner as other dividends or distributions.

In the case of corporate shareholders, the Fund's distributions (other than capital gain distributions) generally qualify for the dividends-received deduction to the extent such distributions are so reported and do not exceed the gross amount of qualifying dividends received by the Fund for the year. Generally, and subject to certain limitations (including certain holding period limitations), a dividend will be treated as a qualifying dividend if it has been received from a domestic corporation. All such qualifying dividends (including the deducted portion) must be included in your alternative minimum taxable income calculation.

To the extent that the Fund makes a distribution of income received by the Fund in lieu of dividends (a "substitute payment") with respect to securities on loan pursuant to a securities lending transaction, such income will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends received deduction for corporate shareholders.

Dividends declared to shareholders of record in October, November or December and actually paid in January of the following year will be treated as having been received by shareholders on December 31 of the calendar year in which declared. Under this rule, therefore, a shareholder may be taxed in one year on dividends or distributions actually received in January of the following year.

If the Fund's distributions exceed its current and accumulated earnings and profits, all or a portion of the distributions made in the same taxable year may be characterized as a return of capital to shareholders. A return of capital distribution will generally not be taxable, but will reduce each shareholder's cost basis in its Fund shares and result in a higher capital gain or lower capital loss when those shares on which the distribution was received are repurchased by the Fund.

REPURCHASES OF FUND SHARES. Shareholders whose shares are repurchased by the Fund may realize a capital gain or loss on the repurchase. For federal income tax purposes, a repurchase generally should be treated as a sale or exchange provided that the repurchase is not essentially equivalent to a dividend, is a substantially disproportionate repurchase, is a complete repurchase of a shareholder's entire interest in the Fund, or is in partial liquidation of the Fund. If the foregoing tests are not met, there is a risk that the proceeds from a repurchase could be taxable as a dividend to such shareholder. Furthermore, there is a risk that shareholders who do not participate in a repurchase could be treated as receiving a constructive dividend as a result of their proportionate increase in their ownership of the Fund resulting from the repurchase of other shareholders' shares. Shareholders would be notified of this treatment at year end and provided with a 1099-DIV form.

If a repurchase of Fund shares is treated as a sale, the amount of the capital gain or loss and the applicable tax rate will depend generally upon the amount paid for the shares, the amount received from the repurchase, and the length of time that the shares were held by the shareholder. Gain or loss realized upon a repurchase or sale will generally be treated as long-term capital gain or loss if the shares have been held for more than one year, and as short-term capital gain or loss if the shares have been held for one year or less. Any loss arising from the repurchase or sale of shares held for six months or less, however, is treated as a long-term capital loss to the extent of any distributions of long-term capital gain received or deemed to be received with respect to such shares. In determining the holding period of such shares for this purpose, any period during which a shareholder's risk of loss is offset by means of options, short sales or similar transactions is not counted. Different rules generally apply to shareholders who do not hold their Fund shares as a capital asset. If a shareholder purchases Fund shares (through reinvestment of distributions or otherwise) within thirty days before or after any Fund shares are repurchased at a loss, all or part of such loss will not be deductible and will instead increase the basis of the new shares.

In addition to the federal income tax, certain individuals, trusts, and estates may be subject to a Medicare tax of 3.8% . The Medicare tax is imposed on the lesser of a taxpayer's (i) investment income, net of deductions properly allocable to such income, or (ii) the amount by which the taxpayer's modified adjusted gross income exceeds certain thresholds ($250,000 for married individuals filing jointly, $200,000 for unmarried individuals, and $125,000 for married individuals filing separately). The Fund's distributions are includable in a shareholder's investment income for purposes of this Medicare tax. In addition, any capital gain realized by a shareholder upon a repurchase of Fund shares is includable in the shareholder's investment income for purposes of this Medicare tax.

THE FUND MAY INVEST IN COMPLEX SECURITIES. These investments may be subject to numerous special and complex tax rules. These rules could affect the Fund's ability to qualify as a RIC, affect whether gains and losses recognized by the Fund are treated as ordinary income or capital gain and could accelerate the recognition of income to the Fund and/or defer the Fund's ability to recognize losses, and in limited cases, subject the Fund to U.S. federal income tax on income from certain of its foreign securities. In turn, these rules may affect the amount, timing or character of the income distributed to you by the Fund. To the extent the Fund invests in an underlying fund that is taxable as a RIC, the following discussion regarding the tax treatment of complex securities will also apply to the underlying funds that also invest in such complex securities and investments.

The Fund is required for federal income tax purposes to mark-to-market and recognize as income for each taxable year its net unrealized gains and losses on certain futures contracts as of the end of the year as well as those actually realized during the year. Gain or loss from futures and options contracts on broad-based indexes required to be marked to market will be 60% long-term and 40% short-term capital gain or loss. Application of this rule may alter the timing and character of distributions to shareholders. The Fund may be required to defer the recognition of losses on futures contracts, options contracts and swaps to the extent of any unrecognized gains on offsetting positions held by the Fund. These provisions may also require the Fund to mark-to-market certain types of positions in its portfolio (i.e., treat them as if they were closed out), which may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirement and for avoiding the excise tax discussed above. Accordingly, in order to avoid certain income and excise taxes, the Fund may be required to liquidate its investments at a time when the Adviser might not otherwise have chosen to do so.

With respect to investments in STRIPS, Treasury Receipts ("TRs"), and other zero coupon securities which are sold at original issue discount and thus do not make periodic cash interest payments, the Fund will be required to include as part of its current income the imputed interest on such obligations even though the Fund has not received any interest payments on such obligations during that period. Because the Fund intends to distribute all of its net investment company taxable income to its shareholders, the Fund may have to sell its portfolio securities to generate sufficient cash to distribute such imputed income, which may occur at a time when the Adviser would not have chosen to sell such securities, and which may result in taxable gain or loss.

Any market discount recognized on a bond is taxable as ordinary income. A market discount bond is a bond acquired in the secondary market at a price below redemption value or adjusted issue price if issued with original issue discount. Absent an election by the Fund to include the market discount in income as it accrues, gain on the Fund's disposition of such an obligation will be treated as ordinary income rather than capital gain to the extent of the accrued market discount.

The Fund's transactions in foreign currencies and forward foreign currency contracts will generally be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer losses. These rules could therefore affect the character, amount and timing of distributions to shareholders. These provisions also may require the Fund to mark-to-market certain types of positions in its portfolio (i.e., treat them as if they were closed out) which may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirements and for avoiding the excise tax described above. The Fund intends to monitor its transactions, intends to make the appropriate tax elections, and intends to make the appropriate entries in its books and records when it acquires any foreign currency or forward foreign currency contract in order to mitigate the effect of these rules so as to prevent disqualification of the Fund as a RIC and minimize the imposition of income and excise taxes.

The U.S. Treasury Department has authority to issue regulations that would exclude foreign currency gains from the Qualifying Income Test described above if such gains are not directly related to the Fund's business of investing in stock or securities (or options and futures with respect to stock or securities). Accordingly, regulations may be issued in the future that could treat some or all of the Fund's non-U.S. currency gains as non-qualifying income, thereby potentially jeopardizing the Fund's status as a RIC for all years to which the regulations are applicable.

If the Fund owns shares in certain foreign investment entities, referred to as "passive foreign investment companies" or "PFICs," the Fund will generally be subject to one of the following special tax regimes: (i) the Fund may be liable for U.S. federal income tax, and an additional interest charge, on a portion of any "excess distribution" from such foreign entity or any gain from the disposition of such shares, even if the entire distribution or gain is paid out by the Fund as a dividend to its shareholders; (ii) if the Fund were able and elected to treat a PFIC as a "qualified electing fund" or "QEF," the Fund would be required each year to include in income, and distribute to shareholders in accordance with the distribution requirements set forth above, the Fund's pro rata share of the ordinary earnings and net capital gains of the PFIC, whether or not such earnings or gains are distributed to the Fund; or (iii) the Fund may be entitled to mark-to-market annually shares of the PFIC, and in such event would be required to distribute to shareholders any such mark-to-market gains in accordance with the distribution requirements set forth above. The Fund intends to make the appropriate tax elections, if possible, and take any additional steps that are necessary to mitigate the effect of these rules.

The Fund (or its administrative agent) must report to the IRS and furnish to certain Fund shareholders cost basis information for Fund shares that are repurchased by the Fund. In addition to reporting the gross proceeds from the repurchase of Fund shares, the Fund is also required to report the cost basis information for such shares and indicate whether these shares had a short-term or long-term holding period. These cost basis reporting requirements do not apply to shares held through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account, or to shares held by tax-exempt organizations, financial institutions, corporations (other than S corporations), banks, credit unions, and certain other entities and governmental bodies. For each repurchase of Fund shares, the Fund will permit shareholders to elect from among several IRS-approved cost basis methods. In the absence of an election, the Fund will use the average cost method as the default cost basis method. The cost basis method elected by the Fund shareholder (or the Fund's default cost basis method) for each repurchase of Fund shares may not be changed after the settlement date of each such repurchase of Fund shares. Fund shareholders should consult their tax advisers to determine which IRS-approved cost basis method is appropriate for their tax situation and to obtain more information about how cost basis reporting applies to them. Shareholders also should carefully review the cost basis information provided to them by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns.

BACKUP WITHHOLDING. In certain cases, the Fund will be required to withhold at the applicable withholding rate, and remit to the U.S. Treasury, backup withholding on any distributions paid to a shareholder who (1) has failed to provide a correct Social Security number or taxpayer identification number, (2) is subject to backup withholding by the IRS, (3) has not certified to the Fund that such shareholder is not subject to backup withholding, or (4) has failed to certify that he or she is a U.S. citizen or U.S. resident alien.

NON-U.S. INVESTORS. Any non-U.S. investors in the Fund may be subject to U.S. withholding and estate tax and are encouraged to consult their tax advisers prior to investing in the Fund. Foreign shareholders (i.e., nonresident alien individuals and foreign corporations, partnerships, trusts and estates) are generally subject to U.S. withholding tax at the rate of 30% (or a lower tax treaty rate) on distributions derived from taxable ordinary income. The Fund may, under certain circumstances, report all or a portion of a dividend as an "interest-related dividend" or a "short-term capital gain dividend," which would generally be exempt from this 30% U.S. withholding tax, provided certain other requirements are met. Short-term capital gain dividends received by a nonresident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year are not exempt from this 30% withholding tax. Gains realized by foreign shareholders from the sale or other disposition of shares of the Fund generally are not subject to U.S. taxation, unless the recipient is an individual who is physically present in the U.S. for 183 days or more per year. Foreign shareholders who fail to provide an applicable IRS form may be subject to backup withholding on certain payments from the Fund. Backup withholding will not be applied to payments that are subject to the 30% (or lower applicable treaty rate) withholding tax described in this paragraph. Different tax consequences may result if the foreign shareholder is engaged in a trade or business within the United States. In addition, the tax consequences to a foreign shareholder entitled to claim the benefits of a tax treaty may be different than those described above.

Under legislation generally known as "FATCA" (the Foreign Account Tax Compliance Act), the Fund is required to withhold 30% of certain ordinary dividends it pays, and, after December 31, 2018, 30% of the gross proceeds of share redemptions and certain Capital Gain Dividends it pays, to shareholders that fail to meet prescribed information reporting or certification requirements. In general, no such withholding will be required with respect to a U.S. person or non-U.S. individual that timely provides the certifications required by the Fund or its agent on a valid IRS Form W-9 or applicable IRS Form W-8, respectively. Shareholders potentially subject to withholding include foreign financial institutions ("FFIs"), such as non-U.S. investment funds, and non-financial foreign entities ("NFFEs"). To avoid withholding under FATCA, an FFI generally must enter into an information sharing agreement with the IRS in which it agrees to report certain identifying information (including name, address, and taxpayer identification number) with respect to its U.S. account holders (which, in the case of an entity shareholder, may include its direct and indirect U.S. owners), and an NFFE generally must identify and provide other required information to the Fund or other withholding agent regarding its U.S. owners, if any. Such non-U.S. shareholders also may fall into certain exempt, excepted or deemed compliant categories as established by regulations and other guidance. A non-U.S. shareholder resident or doing business in a country that has entered into an intergovernmental agreement with the U.S. to implement FATCA will be exempt from FATCA withholding provided that the shareholder and the applicable foreign government comply with the terms of the agreement.

A non-U.S. entity that invests in the Fund will need to provide the Fund with documentation properly certifying the entity's status under FATCA in order to avoid FATCA withholding. Non-U.S. investors in the Fund should consult their tax advisors in this regard.

FOREIGN TAXES. Dividends and interest received by the Fund may be subject to income withholding or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield on the Fund's stock or securities. Tax conventions between certain countries and the United States may reduce or eliminate these taxes. Foreign countries generally do not impose taxes on capital gains with respect to investments by foreign investors.

If more than 50% of the value of the Fund's total assets at the close of its taxable year consists of stock or securities of foreign corporations, the Fund will be eligible to and intends to file an election with the IRS that may enable shareholders, in effect, to receive either the benefit of a foreign tax credit, or a deduction from such taxes, with respect to any foreign and U.S. possessions income taxes paid by the Fund, subject to certain limitations. Pursuant to the election, the Fund will treat those taxes as dividends paid to its shareholders. Each such shareholder will be required to include a proportionate share of those taxes in gross income as income received from a foreign source and must treat the amount so included as if the shareholder had paid the foreign tax directly. The shareholder may then either deduct the taxes deemed paid by him or her in computing his or her taxable income or, alternatively, use the foregoing information in calculating any foreign tax credit they may be entitled to use against the shareholders' federal income tax. If the Fund makes the election, the Fund (or its administrative agent) will report annually to its shareholders the respective amounts per share of the Fund's income from sources within, and taxes paid to, foreign countries and U.S. possessions.

TAX-EXEMPT SHAREHOLDERS. Certain tax-exempt shareholders, including qualified pension plans, individual retirement accounts, salary deferral arrangements, 401(k)s, and other tax-exempt entities, generally are exempt from federal income taxation except with respect to their unrelated business taxable income ("UBTI"). Under current law, the Fund generally serves to block UBTI from being realized by its tax-exempt shareholders. However, notwithstanding the foregoing, the tax-exempt shareholder could realize UBTI by virtue of an investment in the Fund where, for example: (i) the Fund invests in residual interests of real estate mortgage investment conduits ("REMICs"), (ii) the Fund invests in a REIT that is a taxable mortgage pool ("TMP") or that has a subsidiary that is a TMP or that invests in the residual interest of a REMIC, or (iii) shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of section 514(b) of the Code. Charitable remainder trusts are subject to special rules and should consult their tax adviser. The IRS has issued guidance with respect to these issues and prospective shareholders, especially charitable remainder trusts, are strongly encouraged to consult their tax advisers regarding these issues.

TAX SHELTER REPORTING REGULATIONS. Under U.S. Treasury regulations, generally, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC such as the Fund are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

The Fund's shares held in a tax-qualified retirement account will generally not be subject to federal taxation on income and capital gains distribution from the Fund until a shareholder begins receiving payments from its retirement account. Because each shareholder's tax situation is different, shareholders should consult their tax adviser about the tax implications of an investment in the Fund.

Depending upon state and local law, distributions by the Fund to its shareholders and the ownership of such shares may be subject to state and local taxes. Rules of state and local taxation of dividend and capital gains distributions from RICs often differ from the rules for federal income taxation described above. It is expected that the Fund will not be liable for any corporate tax in Delaware if it qualifies as a RIC for federal income tax purposes.

There may be other federal, state, local or foreign tax considerations applicable to prospective shareholders. Please consult your tax adviser regarding an investment in the Fund.

FUND TRANSACTIONS

BROKERAGE TRANSACTIONS. Generally, equity securities, both listed and over-the-counter, are bought and sold through brokerage transactions for which commissions are payable. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer's mark-up or reflect a dealer's mark-down. Money market securities and other debt securities are usually bought and sold directly from the issuer or an underwriter or market maker for the securities. Generally, the Fund will not pay brokerage commissions for such purchases. When a debt security is bought from an underwriter, the purchase price will usually include an underwriting commission or concession. The purchase price for securities bought from dealers serving as market makers will similarly include the dealer's mark up or reflect a dealer's mark down. When the Fund executes transactions in the over-the-counter market, it will generally deal with primary market makers unless prices that are more favorable are otherwise obtainable.

In addition, the Adviser may place a combined order for two or more accounts it manages, including the Fund, engaged in the purchase or sale of the same security if, in its judgment, joint execution is in the best interest of each participant and will result in best price and execution. Transactions involving commingled orders are allocated in a manner deemed equitable to each account or fund. Although it is recognized that, in some cases, the joint execution of orders could adversely affect the price or volume of the security that a particular account or the Fund may obtain, it is the opinion of the Adviser that the advantages of combined orders outweigh the possible disadvantages of separate transactions.

For the fiscal period or year ended October 31, 2015 and 2016, the Fund paid the following in aggregate brokerage commissions on portfolio transactions:

--------------------------------------------------------------------------------
             AGGREGATE DOLLAR AMOUNT OF BROKERAGE COMMISSIONS PAID
--------------------------------------------------------------------------------
                            2015(1)          2016
--------------------------------------------------------------------------------
                            $1,502          $3,613
--------------------------------------------------------------------------------

(1) Represents the fiscal period from September 30, 2015 (commencement of Fund operations) to October 31, 2015.

BROKERAGE SELECTION. When one or more brokers is believed capable of providing the best combination of price and execution, the Adviser may select a broker based upon brokerage or research services provided to the Adviser. The Adviser may pay a higher commission than otherwise obtainable from other brokers in return for such services only if a good faith determination is made that the commission is reasonable in relation to the services provided.

Section 28(e) of the 1934 Act permits the Adviser, under certain circumstances, to cause the Fund to pay a broker or dealer a commission for effecting a transaction in excess of the amount of commission another broker or dealer would have charged for effecting the transaction in recognition of the value of brokerage and research services provided by the broker or dealer. In addition to agency transactions, the Adviser may receive brokerage and research services in connection with certain riskless principal transactions, in accordance with applicable SEC guidance. Brokerage and research services include: (1) furnishing advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; (2) furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts; and (3) effecting securities transactions and performing functions incidental thereto (such as clearance, settlement, and custody). In the case of research services, the Adviser believes that access to independent investment research is beneficial to its investment decision-making processes and, therefore, to the Fund.

To the extent research services may be a factor in selecting brokers, such services may be in written form or through direct contact with individuals and may include information as to particular companies and securities as well as market, economic, or institutional areas and information which assists in the valuation and pricing of investments. Examples of research-oriented services for which the Adviser might utilize Fund commissions include research reports and other information on the economy, industries, sectors, groups of securities, individual companies, statistical information, political developments, technical market action, pricing and appraisal services, credit analysis, risk measurement analysis, performance and other analysis. The Adviser may use research services furnished by brokers in servicing all client accounts and not all services may necessarily be used by the Adviser in connection with the Fund or any other specific client account that paid commissions to the broker providing such services. Information so received by the Adviser will be in addition to and not in lieu of the services required to be performed by the Adviser under the Advisory Agreement. Any advisory or other fees paid to the Adviser are not reduced as a result of the receipt of research services.

In some cases the Adviser may receive a service from a broker that has both a "research" and a "non-research" use. When this occurs, the Adviser makes a good faith allocation, under all the circumstances, between the research and non-research uses of the service. The percentage of the service that is used for research purposes may be paid for with client commissions, while the Adviser will use its own funds to pay for the percentage of the service that is used for non-research purposes. In making this good faith allocation, the Adviser faces a potential conflict of interest, but the Adviser believes that its allocation procedures are reasonably designed to ensure that it appropriately allocates the anticipated use of such services to their research and non-research uses.

From time to time, the Adviser may purchase new issues of securities for clients, including the Fund, in a fixed price offering. In these situations, the seller may be a member of the selling group that will, in addition to selling securities, provide the Adviser with research services. FINRA has adopted rules expressly permitting these types of arrangements under certain circumstances. Generally, the seller will provide research "credits" in these situations at a rate that is higher than that which is available for typical secondary market transactions. These arrangements may not fall within the safe harbor of Section 28(e).

For the fiscal year ended October 31, 2016, the Fund did not pay any commissions on brokerage transactions directed to brokers pursuant to an agreement or understanding whereby the broker provides research or other brokerage services to the Adviser.

BROKERAGE WITH FUND AFFILIATES. The Fund may execute brokerage or other agency transactions through registered broker-dealer affiliates of either the Fund or the Adviser for a commission in conformity with the 1940 Act and rules promulgated by the SEC. The 1940 Act requires that commissions paid to the affiliate by the Fund for exchange transactions not exceed "usual and customary" brokerage commissions. The rules define "usual and customary" commissions to include amounts which are "reasonable and fair compared to the commission, fee or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time." The Trustees, including those who are not "interested persons" of the Fund, have adopted procedures for evaluating the reasonableness of commissions paid to affiliates and review these procedures periodically.

For the fiscal period from September 30, 2015 (commencement of Fund operations) to October 31, 2015 and the fiscal year ended October 31, 2016, the Fund did not pay any brokerage commissions on portfolio transactions effected by affiliated brokers.

SECURITIES OF "REGULAR BROKER-DEALERS." The Fund is required to identify any securities of its "regular brokers and dealers" (as such term is defined in the 1940 Act) that the Fund held during its most recent fiscal year. During the fiscal year ended October 31, 2016, the Fund had exposure to the following securities of "regular brokers and dealers" as a result of such securities serving as reference assets to the Fund's equity swap contracts:

--------------------------------------------------------------------------------
NAME OF ISSUER            TYPE OF SECURITY         SHARES     NOTIONAL AMOUNT
                          SERVING AS REFERENCE
                          ASSET
--------------------------------------------------------------------------------
Bank of America Corp.     Equity                   971        $16,022
--------------------------------------------------------------------------------

PORTFOLIO TURNOVER RATE. Portfolio turnover rate is defined under SEC rules as the greater of the value of the securities purchased or securities sold, excluding all securities whose maturities at the time of acquisition were one-year or less, divided by the average monthly value of such securities owned during the year. Based on this definition, instruments with remaining maturities of less than one-year are excluded from the calculation of the portfolio turnover rate. The Fund may at times hold investments in other short-term instruments, such as repurchase agreements, which are excluded for purposes of computing portfolio turnover. Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund and, therefore, the Fund's annual portfolio turnover rate may exceed 100% under normal circumstances. Because it is difficult to predict accurately portfolio turnover rates, actual turnover may be higher or lower than expected. Higher portfolio turnover results in increased Fund costs, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and on the reinvestment in other securities. For the fiscal period or year ended October 31, 2015 and 2016, the Fund's portfolio turnover rates were as follows:

--------------------------------------------------------------------------------
                                          PORTFOLIO TURNOVER RATES
--------------------------------------------------------------------------------
       FUND                               2015(1)              2016
--------------------------------------------------------------------------------
Winton Diversified                          0%                  0%
Opportunities Fund
--------------------------------------------------------------------------------

(1) Represents the fiscal period from September 30, 2015 (commencement of Fund operations) to October 31, 2015.

PORTFOLIO HOLDINGS

The Board has approved policies and procedures that govern the timing and circumstances regarding the disclosure of Fund portfolio holdings information to shareholders and third parties. These policies and procedures are designed to ensure that disclosure of information regarding the Fund's portfolio securities is in the best interests of Fund shareholders, and include procedures to address conflicts between the interests of the Fund's shareholders, on the one hand, and those of the Adviser, principal underwriter or any affiliated person of the Fund, Adviser or principal underwriter, on the other. Pursuant to such procedures, the Board has authorized the Adviser's Chief Compliance Officer (the "Authorized Person") to authorize the release of the Fund's portfolio holdings, as necessary, in conformity with the foregoing principles. The Authorized Person reports at least quarterly to the Board regarding the implementation of such policies and procedures.

Pursuant to applicable law, the Fund is required to disclose its complete portfolio holdings quarterly, within sixty (60) days of the end of each fiscal quarter (currently, each January 31, April 30, July 31 and October 31). The Fund discloses a complete schedule of investments in each Semi-Annual Report and Annual Report to Fund shareholders following the second and fourth fiscal quarters and in quarterly holdings reports filed with the SEC on Form N-Q following the first and third fiscal quarters. Semi-Annual and Annual Reports are distributed to Fund shareholders. Quarterly holdings reports filed with the SEC on Form N-Q are not distributed to Fund shareholders, but are available, free of charge, on the EDGAR database on the SEC's website at WWW.SEC.GOV.

The Fund's policies and procedures provide that the Authorized Person may authorize disclosure of portfolio holdings information to third parties at differing times and/or with different lag times than the information posted to the internet; provided that the recipient is, either by contractual agreement or otherwise by law, (i) required to maintain the confidentiality of the information and (ii) prohibited from using the information to facilitate or assist in any securities transactions or investment program. The Fund will review a third party's request for portfolio holdings information to determine whether the third party has legitimate business objectives in requesting such information.

The Trust's policies and procedures prohibit any compensation or other consideration from being paid to or received by any party in connection with the disclosure of portfolio holdings information, including the Fund, Adviser and their affiliates or any recipient of the Fund's portfolio holdings information.

In addition, the Fund's service providers, such as the Custodian, Administrator and Transfer Agent, may receive portfolio holdings information as frequently as daily in connection with their services to the Fund. In addition to any contractual provisions relating to confidentiality of information that may be included in the service providers' contracts with the Trust, these arrangements impose obligations on the Fund's service providers that would prohibit them from disclosing or trading on the Fund's non-public information. Financial printers and pricing information vendors may receive portfolio holdings information, as necessary, in connection with their services to the Fund. The Administrator may disclose portfolio holdings information to rating agencies and similar parties as part of its services to the Fund if such disclosure is made in the best interests of shareholders, as determined by the Trust's president and chief compliance officer. Portfolio holdings information may be disclosed no more frequently than monthly to such parties. Monthly disclosures will not be made sooner than three (3) days after the date of the information.

DESCRIPTION OF SHARES

The Declaration of Trust authorizes the issuance of an unlimited number of shares of the Fund, each of which represents an equal proportionate interest in the Fund with each other share. Shares are entitled upon liquidation to a pro rata share in the net assets of the Fund. Shareholders have no pre-emptive rights. The Declaration of Trust provides that the Trustees may create additional classes of shares. Share certificates representing shares will not be issued. The Fund's shares, when issued, are fully paid and non-assessable.

LIMITATION OF TRUSTEES' LIABILITY

The Declaration of Trust provides that a Trustee shall be liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee. The Declaration of Trust also provides that the Fund will indemnify and hold harmless its Trustees against liabilities and expenses arising out of or related to their performance of their duties as a Trustee or director of the Subsidiary. However, nothing in the Declaration of Trust shall protect or indemnify a Trustee against any liability for his or her willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. Nothing contained in this section attempts to disclaim a Trustee's individual liability in any manner inconsistent with the federal securities laws.

PROXY VOTING

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Adviser. The Adviser will vote such proxies in accordance with its proxy policies and procedures, which are included in Appendix B to this SAI.

The Fund is required to disclose annually the Fund's complete proxy voting record during the most recent 12-month period ended June 30 on Form N-PX. This voting record is available: (i) without charge, upon request, by calling (866) 330-9999 and (ii) on the SEC's website at http://www.sec.gov.

CODES OF ETHICS

The Board, on behalf of the Fund, has adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act. In addition, the Adviser and the Distributor have adopted Codes of Ethics pursuant to Rule 17j-1. These Codes of Ethics apply to the personal investing activities of trustees, directors, officers, and certain employees ("Access Persons"). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons. Under each Code of Ethics, Access Persons are permitted to engage in personal securities transactions, but are generally required to pre clear their personal securities transactions, including private investments and IPOs and must report their holdings for monitoring purposes. Access Persons may engage in personal securities transactions in securities that are held by the Fund, subject to the limitations of the Codes of Ethics. These Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, DC, and information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. These Codes of Ethics also are available on the SEC's website at http://www.sec.gov, and copies of these Codes of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC, 20549-0102.

PRINCIPAL SHAREHOLDERS AND CONTROL PERSONS


As of June 15, 2017, the following persons were record owners (or to the knowledge of the Fund, beneficial owners) of 5% or more of the shares of the Fund. The Fund believes that most of the shares referred to below were held by the below persons in accounts for their fiduciary, agency or custodial customers. Persons beneficially owning more than 25% of the Fund's outstanding shares may be deemed to "control" the Fund within the meaning of the 1940 Act. Shareholders controlling the Fund may have a significant impact on any shareholder vote of the Fund. As of the date of this SAI, the current Trustees and officers of the Fund did not own any shares of the Fund.

--------------------------------------------------------------------------------
NAME AND ADDRESS OF RECORD OWNER                     PERCENT OF FUND
--------------------------------------------------------------------------------
WINTON CAPITAL MANAGEMENT LIMITED
GROVE HOUSE 27                                          60.47%
HAMMERSMITH GR LONDON, W60NE
--------------------------------------------------------------------------------
JIMMY BARRIER
& PATRICIA BARRIER
JTWROS                                                  16.92%
C/O US BANK ALT INVESTMENTS GROUP
800 NICOLLET MALL BC-MN-H5AK
MINNEAPOLIS, MN 55402
--------------------------------------------------------------------------------

                      APPENDIX A - DESCRIPTION OF RATINGS

The following descriptions of securities ratings have been published by Moody's Investors Services, Inc. ("Moody's"), Standard & Poor's ("S&P"), and Fitch Ratings ("Fitch"), respectively.

DESCRIPTION OF MOODY'S GLOBAL RATINGS

Ratings assigned on Moody's global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

DESCRIPTION OF MOODY'S GLOBAL LONG-TERM RATINGS

Aaa Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B Obligations rated B are considered speculative and are subject to high credit risk.

Caa Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

NOTE: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

HYBRID INDICATOR (HYB)

The hybrid indicator (hyb) is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

DESCRIPTION OF MOODY'S GLOBAL SHORT-TERM RATINGS

P-1 Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2 Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3 Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

DESCRIPTION OF MOODY'S U.S. MUNICIPAL SHORT-TERM OBLIGATION RATINGS

The Municipal Investment Grade ("MIG") scale is used to rate U.S. municipal bond anticipation notes of up to three years maturity. Municipal notes rated on the MIG scale may be secured by either pledged revenues or proceeds of a take-out financing received prior to note maturity. MIG ratings expire at the maturity of the obligation, and the issuer's long-term rating is only one consideration in assigning the MIG rating. MIG ratings are divided into three levels--MIG 1 through MIG 3--while speculative grade short-term obligations are designated SG.

Moody's U.S. municipal short-term obligation ratings are as follows:

MIG 1 This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2 This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3 This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

DESCRIPTION OF MOODY'S DEMAND OBLIGATION RATINGS

In the case of variable rate demand obligations ("VRDOs"), a two-component rating is assigned: a long or short-term debt rating and a demand obligation rating. The first element represents Moody's evaluation of risk associated with scheduled principal and interest payments. The second element represents Moody's evaluation of risk associated with the ability to receive purchase price upon demand ("demand feature"). The second element uses a rating from a variation of the MIG scale called the Variable Municipal Investment Grade ("VMIG") scale.

Moody's demand obligation ratings are as follows:

VMIG 1 This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 2 This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 3 This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

SG This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

DESCRIPTION OF S&P'S ISSUE CREDIT RATINGS

An S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days--including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.

Issue credit ratings are based, in varying degrees, on S&P's analysis of the following considerations:

o The likelihood of payment--the capacity and willingness of the obligor to meet its financial commitment on a financial obligation in accordance with the terms of the obligation;

o The nature of and provisions of the financial obligation; and the promise S&P imputes; and

o The protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

DESCRIPTION OF S&P'S LONG-TERM ISSUE CREDIT RATINGS*

AAA An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB; B; CCC; CC; AND C Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC An obligation rated 'CC' is currently highly vulnerable to nonpayment. The 'CC' rating is used when a default has not yet occurred, but S&P expects default to be a virtual certainty, regardless of the anticipated time to default.

C An obligation rated 'C' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D An obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless S&P believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

NR This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

*The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

DESCRIPTION OF S&P'S SHORT-TERM ISSUE CREDIT RATINGS

A-1 A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2 A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3 A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B A short-term obligation rated 'B' is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitments.

C A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless S&P believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

DESCRIPTION OF S&P'S MUNICIPAL SHORT-TERM NOTE RATINGS

An S&P U.S. municipal note rating reflects S&P's opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P's analysis will review the following considerations:

o Amortization schedule--the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

o Source of payment--the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

S&P's municipal short-term note ratings are as follows:

SP-1 Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3 Speculative capacity to pay principal and interest.

DESCRIPTION OF FITCH'S CREDIT RATINGS

Fitch's credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested.

The terms "investment grade" and "speculative grade" have established themselves over time as shorthand to describe the categories 'AAA' to 'BBB' (investment grade) and 'BB' to 'D' (speculative grade). The terms "investment grade" and "speculative grade" are market conventions, and do not imply any recommendation or endorsement of a specific security for investment purposes. "Investment grade" categories indicate relatively low to moderate credit risk, while ratings in the "speculative" categories either signal a higher level of credit risk or that a default has already occurred.

Fitch's credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. However, in terms of payment obligation on the rated liability, market risk may be considered to the extent that it influences the ABILITY of an issuer to pay upon a commitment. Ratings nonetheless do not reflect market risk to the extent that they influence the size or other conditionality of the OBLIGATION to pay upon a commitment (for example, in the case of index-linked bonds).

In the default components of ratings assigned to individual obligations or instruments, the agency typically rates to the likelihood of non-payment or default in accordance with the terms of that instrument's documentation. In limited cases, Fitch may include additional considerations (i.e. rate to a higher or lower standard than that implied in the obligation's documentation). In such cases, the agency will make clear the assumptions underlying the agency's opinion in the accompanying rating commentary.

A designation of Not Rated or NR is used to denote securities not rated by Fitch where Fitch has rated some, but not all, securities comprising an issuance capital structure.

DESCRIPTION OF FITCH'S LONG-TERM CORPORATE FINANCE OBLIGATIONS RATINGS

AAA Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA Very high credit quality. 'AA' ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A High credit quality. 'A' ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB Good credit quality. 'BBB' ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

BB Speculative. 'BB' ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

B Highly speculative. 'B' ratings indicate that material credit risk is present.

CCC Substantial credit risk. 'CCC' ratings indicate that substantial credit risk is present.

CC Very high levels of credit risk. 'CC' ratings indicate very high levels of credit risk.

C Exceptionally high levels of credit risk. 'C' ratings indicate exceptionally high levels of credit risk.

Defaulted obligations typically are not assigned 'RD' or 'D' ratings, but are instead rated in the 'B' to 'C' rating categories, depending upon their recovery prospects and other relevant characteristics. This approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.

Note: The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' obligation rating category, or to corporate finance obligation ratings in the categories below 'CCC'.

The subscript 'emr' is appended to a rating to denote embedded market risk which is beyond the scope of the rating. The designation is intended to make clear that the rating solely addresses the counterparty risk of the issuing bank. It is not meant to indicate any limitation in the analysis of the counterparty risk, which in all other respects follows published Fitch criteria for analyzing the issuing financial institution. Fitch does not rate these instruments where the principal is to any degree subject to market risk.

DESCRIPTION OF FITCH'S SHORT-TERM RATINGS

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity or security stream and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as short term based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

Fitch's short-term ratings are as follows:

F1 Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2 Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3 Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C High short-term default risk. Default is a real possibility.

RD Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

                APPENDIX B- PROXY VOTING POLICIES AND PROCEDURES

WINTON CAPITAL MANAGEMENT LIMITED
PROXY VOTING POLICY
----------------------------------------------------------------- [LOGO OMITTED]
July 2016

                                                               Grove House
                                                          27 Hammersmith Grove
                                                             London W6 0NE
                                                        Tel: +44 (0)20 8576 5800
                                                        Fax: +44 (0)20 7610 5301

Winton Capital Management Limited and/or its affiliates ("Winton") has authority to vote proxies on behalf of its clients, including Winton-sponsored funds and third party funds and managed accounts, which have delegated voting authority to Winton.

Winton has engaged Institutional Shareholder Services ("ISS") to provide proxy voting guidelines and to vote proxies for Winton. ISS is an unaffiliated service provider that assists institutional investors in meeting their fiduciary requirements for proxy voting. To that end, the stated goal of ISS is to design its proxy voting guidelines to enhance shareholders' long-term economic interests.

Although Winton will generally rely on the recommendations of ISS, Winton reserves the right to exercise its discretion in voting proxies and may vote proxies in a manner other than that specifically set out by ISS.

Winton does not anticipate any conflicts in its proxy voting practices. In the event that Winton does direct a vote, its Compliance Department will evaluate the recommendation for any potential conflict of interest with Firm clients and maintain documentation related to the voting decision.

In addition, there may be situations where Winton does not vote proxies. For example, Winton may not vote proxies where:

     [ ] The cost of voting a proxy outweighs the benefit of voting the proxy;

     [ ] There are legal encumbrances to voting, including blocking restrictions that preclude the ability to dispose of a security if Winton votes a proxy, laws requiring the appointment of a local power of attorney to facilitate voting instructions, laws requiring Winton to obtain additional consents from clients or beneficial owners to vote a proxy, or other cases where Winton is prohibited from voting by applicable legal or market requirements;

     [ ] Winton has not been provided sufficient time to process the voting of a proxy;

     [ ] Winton has outstanding sell orders on a company's shares, or otherwise intends to sell a company's shares, prior to the company's meeting date; or

     [ ] Winton holds shares on a company's record date, but sells those shares prior to the company's meeting date.

Investors may contact Winton to request information about ISS' policy formulation process and a quarterly record of all proxy votes cast on behalf of clients.

                                 www.Winton.com

  Winton Capital Management Limited. Authorised and Regulated by The Financial Conduct Authority Registered Office: 16 Old Bailey, London EC4M 7EG. Registered
                         in England & Wales No: 3311531

                     WINTON DIVERSIFIED OPPORTUNITIES FUND

                                     PART C

                               OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS.

(1)  Financial Statements:

     Part A: The financial highlights of the Registrant for the fiscal period ended October 31, 2016 are included in Part A of this registration statement in the section entitled "Financial Highlights."

     Part B: The Registrant's audited financial statements for the fiscal period ended October 31, 2016 in the Registrant's 2016 Annual Report, filed electronically with the Securities and Exchange Commission pursuant to
     Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

(2)  EXHIBITS

     (a)(i) Certificate of Trust, dated December 2, 2014, is incorporated herein by reference to Exhibit (a)(i) of the Registrant's Registration Statement on Form N-2 (File No. 333- 201801), filed with the SEC via EDGAR Accession No. 0001135428-15-000038 on January 30, 2015 (the "Initial Registration Statement").

     (a)(ii) Amended and Restated Agreement and Declaration of Trust, dated March 3, 2015, is incorporated herein by reference to Exhibit
             (a)(ii) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 333-201801), filed with the SEC via EDGAR Accession No. 0001135428-15-000383 on May 14, 2015.

     (b) By-Laws, dated December 11, 2014, is incorporated herein by reference to Exhibit (b) of the Initial Registration Statement.

     (c)     Voting Trust Agreement -- NOT APPLICABLE.

     (d) Instruments Defining Rights of Shareholders -- none other than the Declaration of Trust and By-laws.

     (e)     Dividend Reinvestment Plan -- NOT APPLICABLE.

     (f)     NOT APPLICABLE.

     (g)(i) Investment Advisory Agreement between Registrant and Winton Capital US LLC (the "Adviser") is incorporated herein by reference to Exhibit (g)(i) of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 333-201801), filed with the SEC via EDGAR Accession No.
             0001135428-16-001061 on February 26, 2016 ("Post-Effective
             Amendment No. 1").

     (g)(ii) Investment Advisory Agreement between the Adviser and Winton Diversified Opportunities Fund Ltd. is incorporated herein by reference to Exhibit (g)(ii) of Post-Effective Amendment No. 1.

     (h)     Distribution Contracts:

             (i) Distribution Agreement between Registrant and SEI Investments Distribution Co. is incorporated herein by reference to Exhibit (h) of Post-Effective Amendment No. 1.

             (ii) Sub-Distribution and Servicing Agreement between Registrant and SEI Investments Distribution Co. is filed herewith.

     (i)     Bonus or Profit Sharing -- NOT APPLICABLE.

     (j) Custody Agreement between Registrant and The Bank of New York Mellon is incorporated herein by reference to Exhibit (j) of Post-Effective Amendment No. 1.

     (k)     Other Material Contracts:

             (i) Administration Agreement among Registrant, Winton Diversified Opportunities Fund Ltd., the Adviser, and SEI Investments Global Funds Services is incorporated herein by reference to Exhibit (k)(i) of Post-Effective Amendment
                     No. 1.

             (ii) Transfer Agency Agreement among Registrant, Winton Diversified Opportunities Fund Ltd., and Atlantic Shareholder Services, LLC is incorporated herein by reference to Exhibit (k)(ii) of Post-Effective Amendment No. 1.

             (iii) Amended and Restated Expense Limitation Agreement between Registrant and the Adviser is filed herewith.

             (iv) Multiple Class Plan, dated December 8, 2016, is incorporated herein by reference to Exhibit (k)(iv) of Post-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2 (File No. 333-201801), filed with the SEC via EDGAR Accession No.
                     0001135428-17-000420 on April 13, 2017 ("Post-Effective
                     Amendment No. 3").

             (v) Distribution and Service Plan, dated December 8, 2016, is incorporated herein by reference to Exhibit (k)(v) of Post-Effective Amendment No. 3.

     (l) Opinion and Consent of Morgan, Lewis & Bockius LLP is filed herewith.

     (m)     NOT APPLICABLE.

     (n) Consent of Independent Registered Public Accounting Firm is filed herewith.

     (o)     Omitted Financial Statements -- NOT APPLICABLE.

     (p) Initial Capital Agreement is incorporated herein by reference to Exhibit (p) of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-201801), filed with the SEC via EDGAR Accession No. 0001135428-15-000734 on September 11, 2015 ("Pre-Effective Amendment No. 2").

     (q)     NOT APPLICABLE.

     (r)     Codes of Ethics:

             (i) The Code of Ethics for the Registrant is incorporated herein by reference to Exhibit (r)(i) of Pre-Effective Amendment No. 2.

             (ii) The Code of Ethics for the Adviser is incorporated herein by reference to Exhibit (r)(ii) of Pre-Effective Amendment No. 2.

            (iii) The Code of Ethics for SEI Investments Distribution Co., dated October 7, 2016, is incorporated herein by reference to Exhibit (r)(iii) of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2
                     (File No. 333-201801), filed with the SEC via EDGAR Accession No. 0001135428- 17-000146 on February 28, 2017
                     ("Post-Effective Amendment No. 2").

             (iv) The Code of Ethics for SEI Investments Global Funds Services, dated February 2016, is incorporated herein by reference to Exhibit (r)(iv) of Post-Effective Amendment No. 2.

     (s)     Powers of Attorney:

             (i) Powers of Attorney for Messrs. William M. Doran, Jon C. Hunt, Thomas P. Lemke, Randall S. Yanker and Michael Beattie are incorporated herein by reference to Exhibit (s) of the Initial Registration Statement.

             (ii) Power of Attorney for Stephen Connors is incorporated herein by reference to Exhibit (s)(ii) of Post-Effective Amendment No. 1.

             (iii) Power of Attorney for Jay C. Nadel is incorporated herein by reference to Exhibit (s)(iii) of Post-Effective Amendment No. 2.

             (iv) Resolution adopted by the Board of Trustees of the Registrant on December 11, 2014, is incorporated herein by reference to Exhibit (s)(iv) of Post-Effective Amendment No. 2.


ITEM 26. MARKETING ARRANGEMENTS.

The information contained under the heading "The Plan of Distribution" in this Registration Statement is incorporated by reference.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (ESTIMATED).

Not applicable.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL.

The information in the Statement of Additional Information under the headings "Principal Shareholders and Control Persons" and "Trustees and Officers of the Fund" is incorporated by reference.

The Registrant wholly owns and controls the Winton Diversified Opportunities Fund Ltd., a company organized under the laws of the Cayman Islands. The Winton Diversified Opportunities Fund Ltd.'s financial statements are included, on a consolidated basis, in the Registrant's annual and semi-annual reports to shareholders.

ITEM 29. NUMBERS OF HOLDERS OF SECURITIES.

The following table sets forth the number of record holders of the Registrant's common stock as of June 15, 2017:


              TITLE OF CLASS                     NUMBER OF RECORD HOLDERS
              --------------                     ------------------------
              Class I shares                                24
              Class A shares                                 0

ITEM 30. INDEMNIFICATION.

Reference is made to Article VII of the Registrant's Agreement and Declaration of Trust and Article VI of the Registrant's Bylaws. Article VII, Section 2 of the Agreement and Declaration of Trust provides that the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Registrant, nor for the act or omission of any other Trustee, and, subject to the provisions of the Registrant's Bylaws, the Registrant out of its assets may indemnify and hold harmless each and every Trustee and officer of the Registrant, including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (each, a "Subsidiary"), from and against any and all claims, demands, costs, losses, expenses and damages whatsoever arising out of or related to such Trustee's or officer's performance of his or her duties as (i) a Trustee or officer of the Registrant or (ii) a director, officer or trustee of a Subsidiary; provided that nothing therein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Registrant or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The service, at the request of the Trust, by a Trustee or officer of the Trust as a director, officer or trustee of a Subsidiary is determined to be part of such Trustee's or officer's duties to the Trust.

Article VI, Section 2 of the Bylaws provides generally that the Registrant shall indemnify any Trustee or officer of the Registrant who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Registrant) by reason of the fact that such person is or was a Trustee or officer of the Registrant, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if it is determined that such person acted in good faith and reasonably believed: (a) in the case of conduct in his official capacity as an agent of the Registrant, that his conduct was in the Registrant's best interests; (b) in all other cases, that his conduct was at least not opposed to the Registrant's best interests; and (c) in the case of a criminal proceeding, that he had no reasonable cause to believe the conduct of that person was unlawful.

Pursuant to Rule 484 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant furnishes the following undertaking: "Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission ("SEC") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue."

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.

The Adviser's principal address is 375 Park Avenue, New York, New York 10152. The Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended. None of the Adviser, and/or director, officer or partner of the Adviser, is or has been engaged within the last two fiscal years in any other business, profession, vocation or employment of a substantial nature for his or her own account or in the capacity of director, officer, employee, partner or trustee.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are maintained at the following locations:

     RECORDS RELATING TO:                          ARE LOCATED AT:

     Registrant's Investment Adviser               Winton Capital US LLC
                                                   375 Park Avenue
                                                   New York, New York 10152

     Registrant's Fund Administrator and Fund      SEI Investments Global Funds Services
     Accountant                                    One Freedom Valley Drive
                                                   Oaks, Pennsylvania 19456

     Registrant's Custodian                        The Bank of New York Mellon
                                                   101 Barclay Street
                                                   New York, New York 10286

     Registrant's Distributor                      SEI Investments Distribution Co.
                                                   One Freedom Valley Drive
                                                   Oaks, Pennsylvania 19456

     Registrant's Transfer Agent                   Atlantic Shareholder Services, LLC
                                                   Three Canal Plaza
                                                   Portland, Maine 04101

ITEM 33. MANAGEMENT SERVICES.

Not applicable.

ITEM 34. UNDERTAKINGS.

(1)  Not applicable.

(2)  Not applicable.

(3)  Not applicable.

(4)  The Registrant undertakes:

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C under the Securities Act of 1933; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

     (e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

          (i) any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

          (ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

         (iii) any other communication that is an offer in the offering made by the Registrant to the purchaser.

(5)  Not applicable.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of the Registration Statement under Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this Post-Effective Amendment No. 7 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oaks, Commonwealth of Pennsylvania on the 30th day of June, 2017.

                                      Winton Diversified Opportunities Fund
                                      (Registrant)

                                      By: /s/ Michael Beattie
                                          -------------------
                                          Michael Beattie
                                          President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                      TITLE                           DATE
---------                      -----                           ----

       *                       Trustee                         June 30, 2017
-----------------
William M. Doran

       *                       Trustee                         June 30, 2017
-----------------
Jon C. Hunt

       *                       Trustee                         June 30, 2017
-----------------
Thomas P. Lemke

       *                       Trustee                         June 30, 2017
-----------------
Jay C. Nadel

       *                       Trustee                         June 30, 2017
-----------------
Randall S. Yanker

/s/ Michael Beattie            President                       June 30, 2017
-------------------
Michael Beattie

       *                       Treasurer, Controller           June 30, 2017
-----------------              & Chief Financial
Stephen Connors                Officer


* By: /s/ Michael Beattie
      -------------------------
      Michael Beattie
      Attorney-in-Fact

                                   SIGNATURES

Winton Diversified Opportunities Fund Ltd. has duly caused this Post-Effective Amendment No. 7 to this Registration Statement on Form N-2, with respect only to information that specifically relates to Winton Diversified Opportunities Fund Ltd., to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oaks, Commonwealth of Pennsylvania on the 30th day of June, 2017.

                                      Winton Diversified Opportunities Fund Ltd.

                                      By: /s/ Michael Beattie
                                          -------------------
                                          Michael Beattie
                                          President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                      TITLE                           DATE
---------                      -----                           ----

       *                       Director                        June 30, 2017
-----------------
Jon C. Hunt

       *                       Director                        June 30, 2017
-----------------
Thomas P. Lemke

       *                       Director                        June 30, 2017
-----------------
Jay C. Nadel

       *                       Director                        June 30, 2017
-----------------
Randall S. Yanker

/s/ Michael Beattie            President                       June 30, 2017
-------------------
Michael Beattie

       *                       Treasurer, Controller           June 30, 2017
-----------------              & Chief Financial
Stephen Connors                Officer


* By: /s/ Michael Beattie
      ------------------------
      Michael Beattie
      Attorney-in-Fact

                                       EXHIBIT INDEX

EXHIBIT NUMBER      DESCRIPTION
--------------      -----------

(h)(ii) Sub-Distribution and Servicing Agreement between Registrant and SEI Investments Distribution Co.

(k)(iii) Amended and Restated Expense Limitation Agreement between Registrant and the Adviser

(l)                 Opinion and Consent of Morgan, Lewis & Bockius LLP

(n)                 Consent of Independent Registered Public Accounting Firm